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Filed pursuant to Rule 424(b)(1)
Registration No. 333-119955

PROSPECTUS

3,500,000 Shares

 Common Stock

We are selling all of the 3,500,000 shares of common stock offered in this prospectus.

Our common shares are traded on the American Stock Exchange under the symbol "FVE". On December 7, 2004, the last reported sale price of our common shares on the American Stock Exchange was $8.45 per share.

Investing in our common shares involves a high degree of risk. You should read carefully this entire prospectus, including the section entitled "Risk factors" that begins on page 7 of this prospectus, which describes the material risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$8.45	$29,575,000

Underwriting discounts and commissions	$0.507	$1,774,500

Proceeds, before expenses, to us	$7.943	$27,800,500

The underwriters may also purchase from us up to an additional 525,000 shares, at the public offering price less the underwriting discounts and commissions payable by us to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $2,040,675, and the total proceeds, before expenses, to us will be $31,970,575.

The underwriters are offering our shares as described in "Underwriting". Delivery of the shares will be made on or about December 13, 2004.

Sole Book-Running Manager

UBS Investment Bank

Ferris, Baker Watts
Incorporated
RBC Capital Markets
Stifel, Nicolaus & Company
Incorporated

The date of this prospectus is December 7, 2004.

Lakewood, NJ
416 Units

Columbus, OH
315 Units

Anderson, SC
42 Units

West End, VA
87 Units

Grand Junction, CO
95 Units

Yuma, AZ
125 Units

Gretna, NE
63 Units

Brookfield, WI
226 Units

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the cover. Changes may occur after that date and we may not update this information except as required by applicable law.

TABLE OF CONTENTS

Prospectus summary	1
The offering	4
Summary historical and pro forma financial data	5
Risk factors	7
Warning concerning forward looking statements	12
Use of proceeds	13
Market price of common shares	13
Dividend policy	13
Capitalization	14
Dilution	14
Selected financial data	15
Management's discussion and analysis of financial condition and results of operations	16
Quantitative and qualitative disclosures about market risk	32
Business	33
Management	52
Principal shareholders	56
Description of capital stock	58
Material provisions of Maryland law, our charter and bylaws	60
Underwriting	70
Legal matters	73
Experts	73
Where you can find more information	73
Index to financial statements	F-1

References in this prospectus to "we", "us", "our", the "Company" or "Five Star" mean Five Star Quality Care, Inc. and its subsidiaries.

i

Prospectus summary

The following summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information you should consider before investing in our common shares. You should read the entire prospectus carefully, including "Risk factors" and the financial statements and related notes, before making an investment decision.

OUR COMPANY

We operate senior living communities, including independent and assisted living communities and nursing homes. We operate 160 senior living communities containing 17,560 living units located in 27 states. Since we became a public company, we have selectively divested nursing homes and acquired independent and assisted living communities where residents' private resources account for a large majority of revenues. The following charts illustrate the changes in our business since we became a public company on December 31, 2001 to September 30, 2004, adjusted for our recent acquisition of LTA Holdings, Inc., or LTA, described below in "Recent Developments":

At December 31, 2001	At September 30, 2004

54 nursing homes (5,074 living units) 2 assisted living communities (137 living units)	52 nursing homes (4,847 living units) 34 independent living communities (7,790 living units) 74 assisted living communities(2) (4,923 living units)
$229.6 million revenues(1)	$694.9 million revenues(3)

(1)
Revenues at these communities for the year ended December 31, 2001.
(2)
Includes 12 assisted living communities with 957 living units that are operated by Five Star for third party owners under management agreements.
(3)
Revenues and management fees relating to these communities for the nine months ended September 30, 2004, annualized.

RECENT DEVELOPMENTS

Since January 1, 2004, we have experienced the following developments:

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Improved profits.    We earned $0.06/share, $0.11/share and $0.10/share in the three month periods ended March 31, June 30 and September 30, 2004, respectively. Since we became a public company, and until 2004, we were not consistently profitable. We believe that our recently improved financial performance is the result of changes in our business which we have implemented, including both improvements in operations and acquisitions; but our future profitability is not guaranteed. See "Risk factors" beginning on page 7.

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LTA acquisition.    In November 2004, we acquired LTA for approximately $211 million, excluding closing costs. LTA owned and operated 47 senior living communities with 2,636 living units, which primarily offer assisted living services. We also assumed operations of an additional 12 senior living communities with 957 living units that are managed by us for third party owners. LTA's revenues for the nine months ended September 30, 2004 annualized were $80.9 million, and 100% of these revenues were paid by residents from their private resources. We financed the LTA acquisition with cash on hand, assumption of certain mortgage debt and leasehold obligations and a sale leaseback of 31 LTA communities for $148.2 million. Our business plan for the LTA communities is to increase revenues by increasing occupancies at the communities. We also expect to realize cost savings by combining the LTA operations with our existing operations. By doing so, we expect this acquisition to be accretive to our earnings in the second half of 2005. Nevertheless, we can provide no assurance that the expected financial benefits from the LTA acquisition will be achieved.

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Pharmacy expansion.    In September 2004, we purchased an institutional pharmacy business located in Nebraska for $3 million. This business currently provides pharmacy services to 24 nursing homes. We used cash on hand to complete this acquisition. Our business plan is to expand this business by offering pharmacy services at some or all of the 14 communities which we operate in Nebraska. We expect that operations from these pharmacy businesses will generate approximately $20 million of our revenues in 2005.

OUR GROWTH STRATEGY

We believe that the aging of the U.S. population will increase demand for existing independent living properties, assisted living communities and nursing homes. Our principal growth strategy is to profit from this demand by operating and acquiring properties that provide high quality services to residents who pay with private resources.

We continue to work toward improving the profitability of our existing operations by increasing revenues and improving margins. We attempt to increase revenues by increasing rates and occupancies. We attempt to improve margins by limiting increases in expenses and improving operating efficiencies.

In addition to managing our existing operations, we intend to continue to grow our business through acquisitions of independent and assisted living communities where residents' private resources account for a large majority of revenues. Since we became a public company in late 2001, we added 108 primarily independent and assisted living communities to our business which generate approximately 90% of their revenue from residents' private resources, rather than from Medicare or Medicaid. We prefer to purchase communities which have achieved or are close to stabilized operations. For example, the LTA communities which we acquired (excluding the 12 managed communities) have current occupancy of approximately 87%. We also try to make acquisitions where we can realize cost savings by combining operations with our existing operations.

Starting in the mid 1990s, a large number of independent and assisted living communities were developed with financing from private equity and real estate opportunity funds. We believe that many of these communities are now at or approaching stabilized operations and many of these financial investors are now anxious to sell. For example: in 2002, we acquired 15 independent and assisted living communities which were assembled and developed by Constellation Health Services, Inc., a division of Constellation Energy Group, Inc., f/k/a Baltimore Gas and Electric Company; and the controlling shareholder of LTA prior to our acquisition of LTA was a private equity fund. We expect to pursue similar acquisitions for the next several years.

We also intend to expand our institutional pharmacy business. We acquired our first pharmacy in Wisconsin in 2003. As described above in "Recent Developments", during 2004 we acquired a second pharmacy located in Nebraska. Whenever we buy an institutional pharmacy, we seek to grow its business by providing pharmacy services at our senior living communities within the same service area. We estimate that the average resident of one of our independent living or assisted living communities spends approximately $2,800 per year on pharmacy services and the average resident of one of our nursing homes spends approximately $3,200 per year. We are currently interested in acquiring pharmacies in other areas where we own senior living communities. We can provide no assurances that we will be able to continue these pharmacy expansion activities, but we intend to do so.

Although expansion of our nursing home business is not our primary growth strategy, we have in the past considered acquiring more nursing homes. Most nursing homes are financially dependent upon the Medicare and Medicaid programs. Accordingly, we believe the potential for profitable operations of nursing homes is limited by government funding. In these circumstances, we are only interested in expanding our nursing home operations at prices which we believe take account of the risks inherent in government rate setting. In the past few years, we have been unable to buy nursing homes at prices we consider appropriate, but we may continue to investigate such opportunities in the future.

HISTORICAL AND CURRENT RELATIONS WITH SENIOR HOUSING PROPERTIES TRUST AND SUNRISE SENIOR LIVING, INC.

We were formed in 2000 as a subsidiary of Senior Housing Properties Trust, or Senior Housing, a publicly owned real estate investment trust, or REIT. We were created to operate nursing homes owned by Senior Housing which were repossessed from Senior Housing's former tenants. During 2000 and 2001, we closed certain unprofitable nursing homes and we stabilized operations at others. On December 31, 2001, we began to lease the nursing homes from Senior Housing which we formerly operated for it, and substantially all of our shares were distributed to Senior Housing shareholders. Although we are now a separate public company, we maintain close relations with Senior Housing. Two of our directors are also trustees of Senior Housing. We and Senior Housing sometimes consider joint acquisition opportunities. Of the 160 senior living communities which we currently operate (including 12 communities that we manage for the benefit of third parties), 133 are leased from, or mortgaged to, Senior Housing. Senior Housing also provided the majority of our funding for the LTA acquisition. We believe our close relationship with Senior Housing benefits us because it affords us an ability to consider larger investments than our independent resources might permit.

At the time of our spin off from Senior Housing, we agreed to lease 31 senior living communities with 7,418 living units which Senior Housing had agreed to purchase. These communities were operated under long term contracts by a subsidiary of Marriott International, Inc., or Marriott. In 2003, Marriott sold its senior living subsidiary to a subsidiary of Sunrise Senior Living, Inc., or Sunrise. At about that time, Marriott and we had litigation concerning whether we could terminate Sunrise's management as a result of this sale, among other matters. This litigation was settled in early 2004, and Sunrise now operates these communities for our account. By mutual agreement between us and Sunrise, one of these communities was closed in May 2004. Our annualized revenues from the remaining 30 Sunrise managed communities are approximately $300 million, and these revenues, as well as rent to Senior Housing and management fees to Sunrise related to these communities, are recorded in our income statement.

The offering

Common stock being offered	3,500,000 shares
Common stock to be outstanding after the offering	12,096,634 shares
Use of proceeds
The net proceeds to us from this offering will be $27.4 million. We intend to use a portion of the net proceeds to repay a $16.8 million loan provided to us by Senior Housing in connection with our recent acquisition of LTA. We intend to use the remainder of the net proceeds for general business purposes, including possible acquisitions which have not yet been identified.
American Stock Exchange symbol	FVE
Risk factors	An investment in our common shares involves significant risks. Before making an investment in our common shares, you should carefully review the information under the caption "Risk factors".

The number of shares to be outstanding after the offering is based on 8,596,634 shares outstanding on December 7, 2004. If the underwriters exercise their over-allotment option in full, we will issue an additional 525,000 shares. Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option we granted to the underwriters.

We are a Maryland corporation. Our principal place of business is 400 Centre Street, Newton, Massachusetts 02458, and our telephone number is (617) 796-8387.

Summary historical and pro forma financial data

The following summary financial data has been derived from the financial statements included elsewhere in this prospectus, and shows, for the period or date presented, our summary historical and pro forma income statement and balance sheet data, giving effect to this offering and our acquisition of LTA, including the sale and leaseback and mortgage financing provided by Senior Housing. As discussed under "Risk factors" and "Management's discussion and analysis of financial condition and results of operations", our historical financial information is not necessarily reflective of our current operations. Accordingly, you should not place undue reliance on our historical financial information. In addition, pro forma financial information may not be reflective of what our financial results or financial position would have been had the LTA acquisition, including the financing transactions with Senior Housing, been completed as of the dates indicated in our pro forma financial statements.

	For the nine months ended September 30, 2004
	Historical	After giving pro forma effect to the LTA acquisition	As adjusted for this offering after giving pro forma effect to the LTA acquisition

	(dollars in thousands, except per share data)
Statement of Operations Data
Revenues	$460,553	$521,197	$521,197
Community expenses	364,303	406,327	406,327
Management fee to Sunrise	14,164	14,164	14,164
Rent expense	61,170	72,059	72,059
General and administrative	14,789	19,785	19,785
Depreciation and amortization	2,786	3,844	3,844
Interest expense	336	3,210	2,073

Total expenses	457,548	519,389	518,252

Income from continuing operations before gain on sale of assets, equity in income of affiliates and income taxes	3,005	1,808	2,945
Gain on sale of assets	—	6	6
Minority interest in income of consolidated entity		18	18
Equity in income of affiliates	—	98	98

	—	122	122

Income from continuing operations before income taxes	3,005	1,930	3,067
Provision for income taxes	112	112	112

Income from continuing operations	$2,893	$1,818	$2,955

Income per share from continuing operations	$0.34	$0.21	$0.25
Weighted average shares outstanding	8,523	8,523	12,023
Other data:
Occupancy	89%	89%	89%
Total units	13,967	17,560	17,560
Private pay % of revenue	57%	63%	63%
Income from continuing operations before income taxes	$3,005	$1,930	$3,067
add depreciation and amortization	2,786	3,844	3,844
add interest expense	336	3,210	2,073

EBITDA(1)	$6,127	$8,984	$8,984

Balance Sheet Data
Cash and cash equivalents	$18,612	$19,089	$29,590
Total current assets	64,039	68,477	78,978
Total assets	147,217	202,363	212,864
Total current liabilities	50,243	78,534	61,685
Long term liabilities	30,104	56,959	56,959
Total shareholders' equity	$66,870	$66,870	$94,220

(1)
We consider earnings before interest, taxes, depreciation and amortization, or EBITDA, to be an indicative measure of our operating performance. EBITDA is also useful in measuring our ability to service debt, fund capital expenditures and expand our business. Furthermore, we believe that EBITDA is a meaningful disclosure that will help shareholders and the investment community to understand better our financial performance, including comparing our performance to other companies. However, EBITDA as presented may not be comparable to amounts calculated by other companies. This information should not be considered as an alternative to net income, income from continuing operations, operating profit, cash flow from operations, or any other operating or liquidity performance measure prescribed by accounting principles generally accepted in the United States.

Risk factors

Investing in shares of our common stock, or common shares, entails significant risk. The following is a description of the material risks which we can identify. There may be additional risks and uncertainties not presently known to us or that we currently deem immaterial that may also impair our business operations. You should carefully consider the risks and uncertainties described below and elsewhere in this prospectus before making an investment decision.

A small percentage decline in our revenues or increase in our expenses could have a material negative impact upon our operating results.

For the nine months ended September 30, 2004, our revenues were $461 million and our expenses were $458 million. A small percentage decline in our revenues or increase in our expenses could have a material negative impact upon our income.

Our growth strategy may not succeed.

Our business plan includes acquiring additional senior living communities and institutional pharmacies. This growth strategy involves risks including the following:

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we may be unable to locate senior living communities or pharmacies available for purchase at acceptable prices;

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we may be unable to access capital to make acquisitions or operate acquired businesses;

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acquired operations may bring with them contingent liabilities which mature;

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to the extent we incur acquisition debt or leases, our operating leverage may increase; and

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combining our present operations with newly acquired operations may disrupt operations or cost more than anticipated when acquisition prices are determined.

For these reasons and others:

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our business plan to grow may not succeed;

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the benefits which we hope to achieve by growing may not be achieved;

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we may suffer declines in profitability or suffer recurring losses; and

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our existing operations may suffer from a lack of management attention or financial resources if such attention and resources are devoted to a failed growth strategy.

We may not achieve the anticipated benefits of our recently completed acquisition of LTA.

The financial benefits we expect to realize from our acquisition of LTA are largely dependent upon our ability to increase the occupancy of the LTA communities and to realize cost savings by combining the LTA operations and our existing operations. If our management of the LTA communities does not increase revenues and lower costs, we will not realize the presently anticipated benefits and we may experience losses.

Our insurance costs have increased and may continue to increase.

In several well publicized instances, private litigation by residents of senior living communities for alleged abuses has resulted in large damage awards against other operating companies. Today, some lawyers and law firms specialize in bringing litigation against senior living companies. As a result of this litigation and potential litigation, our cost of liability insurance has increased dramatically during the past few years. Workers compensation and employee health insurance costs have also increased in recent years. To partially offset these increases we have increased the amounts of our self insurance by use of higher deductibles and captive insurance companies. Medical liability insurance reform has become a topic of political debate and some states have enacted legislation to limit future liability awards. However, if such reforms are not generally adopted, we expect our insurance costs may continue to increase. Although our reserves for self insurance have been determined with guidance from third party professionals, our reserves may prove inadequate. Increasing insurance costs and increasing reserves may materially negatively affect our results of operations.

Our business is subject to extensive regulation which increases our costs and may result in losses.

Licensing and Medicare and Medicaid laws require operators of senior living communities to comply with extensive standards governing operations. There are also various laws prohibiting fraud by senior living operators, including criminal laws that prohibit false claims for Medicare and Medicaid and that regulate patient referrals. In recent years, the federal and state governments have devoted increased resources to monitoring quality of care at senior living communities and to anti-fraud investigations. When quality of care deficiencies are identified or improper billing is uncovered, various sanctions may be imposed, including denial of new admissions, exclusion from Medicare or Medicaid program participation, monetary penalties, governmental oversight or loss of licensure. Our communities receive notices of sanctions from time to time. A result of this extensive regulatory system and increasing enforcement initiatives has been to increase our costs of monitoring quality of care compliance and billing procedures, and we expect these costs may continue to increase. Also, if we become subject to regulatory sanctions, our business may be adversely affected and we might experience financial losses.

The failure of Medicare and Medicaid rates to match our costs will reduce our income.

Some of our operations, especially our nursing homes, receive significant revenues from the Medicare and Medicaid programs. During the nine months ended September 30, 2004, approximately 43% of our total revenues was received from these programs. The federal government and some states are now experiencing fiscal deficits. Historically when governmental deficits have increased, cut backs in Medicare and Medicaid funding have often followed. These cut backs sometimes include rate reductions, but more often result in a failure of Medicare and Medicaid rates to increase by sufficient amounts to offset increasing costs. We cannot now predict whether future Medicare and Medicaid rates will be sufficient to cover our future cost increases. Future Medicare and Medicaid rate declines or a failure of these rates to cover increasing costs would result in our experiencing lower earnings or losses.

Sunrise's management of 30 of our communities may have adverse consequences to us.

In March 2003, Marriott sold its subsidiary which manages 30 communities for us to Sunrise. We believe Sunrise's financial condition and reputation as an operator of senior living communities is weaker than the financial condition and reputation of Marriott. The operations and the financial results which we realize from the communities managed for us by Sunrise have declined and become more volatile since this sale and this decline and volatility may continue in the future.

We are subject to possible conflicts of interest and we have engaged in, and will continue to engage in for the foreseeable future, transactions with related parties.

Our business is subject to possible conflicts of interest as follows:

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our Chief Executive Officer, Evrett W. Benton, and our Chief Financial Officer, Bruce J. Mackey Jr., are also part-time employees of Reit Management and Research LLC, or RMR. RMR is the investment manager for Senior Housing and we purchase various services from RMR pursuant to a shared services agreement;

–>
our managing directors, Barry M. Portnoy and Gerard M. Martin, are also managing trustees of Senior Housing. Messrs. Portnoy and Martin also own RMR and another entity that leases office space to us; and

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under our shared services agreement with RMR, in the event of a conflict between Senior Housing and us, RMR may act on behalf of Senior Housing rather than on our behalf.

We do not believe that these conflicts adversely affect our business.

On December 31, 2001, Senior Housing distributed substantially all of its ownership of our shares to its shareholders. As a condition to the spin off, we entered into agreements with Senior Housing concerning, among other things, an amendment to our charter which limits ownership of more than 9.8% of our voting shares, restrictions on our ability to take any action that could jeopardize the tax status of Senior Housing and other REITs managed by RMR, and rights regarding an acquisition of, or financing for, real estate we may be considering. See "Management's discussion and analysis of financial condition and results of operations—Related party transactions".

In addition, 128 of the 160 senior living communities we currently operate are leased from Senior Housing for total annual minimum rent of $95.3 million and we owe $16.8 million to Senior Housing pursuant to a mortgage note. We intend to repay this note with a portion of the net proceeds from this offering.

As a result of the agreements entered into in connection with the spin off, our leases with Senior Housing and our shared services agreement with RMR, Senior Housing, RMR and their respective affiliates play a significant role in our business and we do not anticipate any changes to that role for the foreseeable future. Future business dealings between us, Senior Housing, RMR and their respective affiliates may be on terms less favorable to us than we could achieve on an arm's length basis.

Our business requires regular capital expenditures.

Physical characteristics of senior living communities are mandated by various governmental authorities. Changes in these regulations may require us to make significant expenditures. In the future, our communities may require significant expenditures to address ongoing required maintenance and to make them attractive to residents. Our available financial resources may be insufficient to fund these expenditures.

Our business is highly competitive and we may be unable to operate profitably.

We compete with numerous other companies that provide senior living services, including home healthcare companies and other real estate based service providers. Historically, nursing homes have been somewhat protected from competition by state laws requiring certificates of need to develop new communities; however, these barriers are being eliminated in many states. Also, there are few barriers to competition for home healthcare or for independent and assisted living services. Growth in the availability of nursing home alternatives, including assisted living communities, has had and may in the future have the effect of reducing the occupancy or profitability at nursing homes, including those we operate. Many of our existing competitors are larger and have greater financial resources than we do. Accordingly, we cannot provide any assurances that we will be able to attract a sufficient number of residents to our communities or that we will be able to attract employees and keep wages and other employee benefits, insurance costs and other operating expenses at levels which will allow us to compete successfully or to operate profitably.

Anti-takeover provisions in our governing documents and in our material agreements may prevent shareholders from receiving a takeover premium for their shares.

Our charter places restrictions on the ability of any person or group to acquire beneficial ownership of more than 9.8% (in number of shares or value, whichever is more restrictive) of any class of our equity shares. Additionally, the terms of our leases with Senior Housing and our shared services agreement with RMR provide that our rights under these agreements may be cancelled by Senior Housing and RMR, respectively, upon the acquisition by any person or group of more than 9.8% of our voting stock, and upon other change in control events, as defined in those documents. If the breach of these ownership limitations causes a lease default, shareholders causing the default may become liable to us or to other shareholders for damages. Additionally, on March 10, 2004, we entered into a rights agreement whereby in the event a person or group of persons acquires or attempts to acquire 10% or more of our outstanding common shares, our shareholders, other than such person or group, will be entitled to purchase additional shares or other securities or property at a discount. These agreements and other provisions in our charter and bylaws may increase the difficulty of acquiring control of us by means of a tender offer, open market purchases, a proxy fight or otherwise, if the acquisition is not approved by our board of directors. Other provisions in our governing documents which may deter takeover proposals include the following:

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staggered terms for members of our board of directors;

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the power of our board of directors, without a shareholders' vote, to authorize and issue additional shares and classes of shares on terms that it determines;

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a 75% shareholder vote and cause requirement for removal of directors; and

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advance notice procedures with respect to nominations of directors and shareholder proposals.

For all of these reasons, shareholders may be unable to cause a change of control of us or to realize a change of control premium for their common shares.

A significant increase in our labor costs could have a material adverse effect on us.

We compete with other operators of senior living communities with respect to attracting and retaining qualified personnel responsible for the day-to-day operations of each of our communities. A shortage of nurses or other trained personnel may require us to increase the wages and benefits offered to our employees in order to attract and retain these personnel or to hire more expensive temporary personnel. No assurance can be given that our labor costs will not increase or that any increase will be matched by corresponding increases in rates charged to residents. Any significant failure by us to control our labor costs or to pass on any increased labor costs to residents through rate increases could have a material adverse effect on our business, financial condition and results of operations.

We largely rely on private pay residents. Circumstances that adversely affect the ability of the elderly to pay for our services could have a material adverse effect on us.

Approximately 57% of our total revenues from our communities for the nine months ended September 30, 2004, and approximately 61% of our total revenues from our communities for the year ended December 31, 2003, were attributable to private pay sources. We expect to continue to rely on the ability of residents to pay for our services from their own financial resources. Inflation or other circumstances that adversely affect the ability of the elderly to pay for our services could have a material adverse effect on our business, financial condition and results of operations.

The price of our common stock has fluctuated, and a number of factors may cause our common stock price to decline.

The market price of our common stock has fluctuated and could fluctuate significantly in the future in response to various factors and events, including, but not limited to, the risks set out in this prospectus, as well as:

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the liquidity of the market for our common stock;

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variations in our operating results;

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variations from analysts' expectations; and

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general economic trends and conditions.

In addition, the stock market in recent years has experienced broad price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These market fluctuations may also cause the market price of our common stock to decline. Investors may be unable to resell their shares of our common stock at or above the offering price.

The sale of our shares in this offering will dilute the holdings of existing shareholders and could cause our stock price to fall, and could adversely affect our ability to offer our shares in the future.

As a result of this offering, the number of common shares outstanding will increase by approximately 41%. The market price of our common shares could decline because of this dilution. This dilution from the offering might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate. In addition, each of our officers and managing directors have agreed with the underwriters not to sell their shares of our common stock from the date of this prospectus through the date 90 days after the date of this prospectus. These persons may sell, or indicate an intention to sell, our common stock after the 90-day contractual lock-up lapses and, as a result, the trading price of our common shares could decline.

Warning concerning forward looking statements

THIS PROSPECTUS CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND FEDERAL SECURITIES LAWS. THESE STATEMENTS REFLECT OUR INTENT, BELIEF OR EXPECTATION, OR THE INTENT, BELIEFS OR EXPECTATIONS OF OUR DIRECTORS AND OFFICERS, BUT THEY ARE NOT GUARANTEED TO OCCUR. FOR EXAMPLE:

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THE FINANCIAL BENEFITS FROM THE LTA ACQUISITON, INCLUDING OUR EXPECTATION OF THE ACCRETION TO OUR EARNINGS IN THE SECOND HALF OF 2005, MAY NOT BE REALIZED OR WE MAY EXPERIENCE FUTURE LOSSES BECAUSE WE ARE UNABLE TO INCREASE OCCUPANCIES AT THE LTA COMMUNITIES AND/OR REALIZE COST SAVINGS FROM THE COMBINATION OF THE LTA OPERATIONS WITH OUR EXISTING OPERATIONS;

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WE MAY BE UNABLE TO GENERATE OUR EXPECTED REVENUES IN 2005 FROM OUR PHARMACY BUSINESSES BECAUSE WE MAY BE UNSUCCESSFUL AT GROWING THESE BUSINESSES FOR SEVERAL REASONS, INCLUDING, WE MAY NOT BE ABLE TO GROW REVENUES BY PROVIDING PHARMACY SERVICES AT ADDITIONAL SENIOR LIVING COMMUNITIES WHICH WE OPERATE;

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OUR FUTURE INSURANCE COSTS AND INSURANCE RESERVE CALCULATIONS MAY BE GREATER THAN WE NOW ANTICIPATE;

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WE MAY BE UNABLE TO CARRY OUT OUR BUSINESS PLAN TO EXPAND BECAUSE WE ARE UNABLE TO LOCATE EXPANSION OPPORTUNITIES AT PRICES WE ARE WILLING OR ABLE TO PAY;

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OUR RECEIVABLES RESERVES MAY BE INADEQUATE, ESPECIALLY THE RESERVES WHICH RELATE TO MEDICARE AND MEDICAID PAYMENTS BECAUSE SUCH PAYMENTS ARE SUBJECT TO GOVERNMENTAL AUDITS AND TO GOVERNMENT FISCAL POLICIES;

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WE MAY BE UNABLE TO MAINTAIN OR IMPROVE OUR FUTURE OCCUPANCY RATES AND AS A RESULT OUR REVENUES MAY DECLINE;

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THE IMPROVING ECONOMY MAY RESULT IN WAGE PRESSURES WHICH INCREASE OUR FUTURE COSTS;

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FUTURE MEDICARE AND MEDICAID RATES MAY BE LOWER THAN WE NOW ANTICIPATE;

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SUNRISE'S OPERATIONS OF THE COMMUNITIES WHICH IT MANAGES FOR US MAY RESULT IN LOSSES TO US; AND

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WE MAY BECOME SUBJECT TO FINES OR REGULATORY SANCTIONS WHICH MATERIALLY ADVERSELY AFFECT OUR FINANCIAL CONDITION OR PERFORMANCE.

IN ANY SUCH EVENT, OUR FUTURE FINANCIAL PERFORMANCE MAY CAUSE THE IMPROVEMENTS IMPLIED BY OUR RECENT PERFORMANCE TO REVERSE AND WE MAY EXPERIENCE LOSSES. IF OUR FINANCIAL RESULTS DO NOT CONTINUE TO IMPROVE, OUR STOCK PRICE LIKELY WILL DECLINE. AN INVESTMENT IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK OF LOSS, AND INVESTORS SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS WHICH IMPLY OTHERWISE. ANY FORWARD LOOKING STATEMENTS SHOULD BE CONSIDERED IN LIGHT OF THE FACTORS DISCUSSED UNDER "RISK FACTORS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS".

Use of proceeds

Our net proceeds from this offering, after deduction of the underwriting discount and estimated offering expenses payable by us, are estimated to be $27.4 million ($31.5 million if the underwriters' over-allotment option is exercised in full). We intend to use a portion of the net proceeds to repay a $16.8 million mortgage note provided to us by Senior Housing in connection with our recent acquisition of LTA. This loan has an interest rate of 9.0% per annum and matures on May 2, 2005. We intend to use the remainder of the net proceeds for general business purposes, including possible acquisitions which have not been identified. Until we utilize the net proceeds, we may deposit all or a portion of the net proceeds in interest bearing accounts or invest them in short term securities, including securities that may not be investment grade rated.

Market price of common shares

Our common shares are traded on the American Stock Exchange under the symbol "FVE". The following table sets forth for the periods indicated the high and low sales price for our common shares as reported by the American Stock Exchange:

2002	Low	High

First Quarter	$6.75	$9.00
Second Quarter	5.09	7.48
Third Quarter	1.06	5.53
Fourth Quarter	0.96	2.25
2003
First Quarter	$1.11	$1.80
Second Quarter	1.06	1.87
Third Quarter	1.43	2.88
Fourth Quarter	2.06	4.50
2004
First Quarter	$3.50	$6.39
Second Quarter	3.55	5.25
Third Quarter	4.10	7.69
Fourth Quarter through December 7, 2004	6.55	8.80

The closing price of our common shares on the American Stock Exchange on December 7, 2004 was $8.45 per share.

As of December 7, 2004, there were approximately 3,900 shareholders of record of our common shares, and we estimate that as of such date there were approximately 60,500 beneficial owners of our common shares.

Dividend policy

We have never paid dividends on our common stock. We do not expect to pay dividends in the foreseeable future.

Capitalization

The following table describes our capitalization, as of September 30, 2004, on a historical and pro forma basis, giving effect to our recent acquisition of LTA, including the sale and leaseback and mortgage financing provided by Senior Housing, and as adjusted for this offering and the application of the net proceeds as described in this prospectus.

	Historical	After giving pro forma effect to the LTA acquisition	As adjusted for this offering and after giving pro forma effect to the LTA acquisition

	(dollars in thousands)
Cash	$18,612	$19,089	$29,590

Debt	$4,995	$53,133	$36,284
Shareholders' equity:
Common stock, par value $0.01 per share; 20,000,000 shares authorized; shares outstanding: 8,538,634 historical; 12,038,634 as adjusted	85	85	120
Additional paid-in capital	86,347	86,347	113,662
Accumulated deficit	(19,562)	(19,562)	(19,562)

Total shareholders' equity	66,870	66,870	94,220

Total capitalization	$71,865	$120,003	$130,504

Dilution

At September 30, 2004, our net tangible book value was $63.9 million, or $7.48 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of common shares outstanding.

Investors participating in this offering will incur immediate dilution to the extent of the difference between the public offering price per share and the pro forma net tangible book value per share of our shares immediately after this offering. After giving effect to our recent acquisition of LTA and the sale of the shares offered by this prospectus, and after deducting the underwriting discount and commissions and estimated offering expenses, our pro forma net tangible book value at September 30, 2004, would have been $91.2 million, or $7.54 per share. This represents an immediate increase in pro forma net tangible book value of $0.06 per share to our existing shareholders and an immediate dilution of $0.91 per share to the investors purchasing shares in this offering.

Selected financial data

The following table presents selected financial data which has been derived from our historical financial statements for the period from April 27, 2000 (the date we commenced operations) through December 31, 2003 and for the nine months ended September 30, 2003 and 2004. The following data should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the notes thereto included elsewhere in this prospectus. Prior to December 31, 2001, we were owned by Senior Housing and, as discussed under "Management's discussion and analysis of financial condition and results of operations", our historical financial information before January 1, 2002 is not fully reflective of our current operations. Accordingly, you should not place undue reliance on our historical financial information before January 1, 2002.

	Nine months ended September 30,					Period from April 27, 2000 through December 31, 2000
			Year ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)

	(dollars in thousands, except per share amounts)
Operating data:
Total revenues	$460,553	$428,261	$576,215	$519,403	$219,834	$2,222
Net income (loss) from continuing operations	2,893	(4,246)	(7,567)	(10,259)	1,473	(1,614)
Net income (loss) from discontinued operations	(553)	(1,431)	(372)	(2,915)	(946)	298
Net income (loss)	$2,340	$(5,677)	$(7,939)	$(13,174)	$527	$(1,316)
Per common share data:
Income (loss) from continuing operations	$0.34	$(0.50)	$(0.89)	$(1.36)	$0.34	$(0.37)
Income (loss) from discontinued operations	(0.07)	(0.17)	(0.05)	(0.38)	(0.22)	0.07
Net income (loss)	$0.27	$(0.67)	$(0.94)	$(1.74)	$0.12	$(0.30)
Balance sheet data (as of December 31):
Total assets	$147,217	$143,810	$147,370	$133,197	$68,043	$54,788
Total indebtedness	4,995	15,833	10,435	16,123	—	100
Other long term obligations	25,157	14,971	18,417	17,723	—	—
Total shareholders' equity	$66,870	$65,067	$64,427	$65,047	$50,233	$54,688

The following table presents selected financial data from 1999 and 2000 derived from historical financial statements of our two predecessors, Integrated Health Services, Inc. and Mariner Post-Acute Network, Inc., prior to their acquisition by Senior Housing.

	Year ended December 31,
	2000	1999

	(dollars in thousands)
Integrated Health Services, Inc.
Operating data:
Operating revenues	$135,378	$130,333
Net loss	(25,252)	(126,939)
Balance sheet data (as of December 31):
Total assets	$34,942	$61,274
Long term liabilities	—	17,500
Mariner Post-Acute Network, Inc.
Operating data:
Operating revenues	$85,325	$86,945
Net loss	(7,421)	(43,804)
Balance sheet data (as of December 31):
Total assets	$23,052	$17,433
Long term liabilities	32,090	28,603

Management's discussion and analysis of financial condition and results of operations

You should read the following discussion in conjunction with our financial statements included elsewhere in this prospectus.

OVERVIEW

We were formed as a 100% owned subsidiary of Senior Housing. Effective July 1, 2000, we assumed the operations of healthcare communities from two bankrupt former tenants of Senior Housing. Pursuant to tax laws applicable to REITs, Senior Housing engaged FSQ, Inc., an independent operating company formed by our managing directors, to manage these communities. At the time we assumed operations of these communities, we had not received substantially all of the required licenses for these communities. As a result, for the period from July 1, 2000 through December 31, 2000, we accounted for the operations of these communities using the equity method of accounting and we only recorded the net income from these operations. Thereafter, we obtained all necessary licenses to operate these communities, and on January 1, 2001, we began to consolidate the results of operations of these communities. On December 31, 2001, Senior Housing distributed substantially all of our shares to its shareholders in a spin off transaction and we became a separately traded public company. On January 2, 2002, in order to acquire the personnel, systems and assets necessary to operate these communities, we acquired FSQ, Inc. by merger.

Since we succeeded to substantially all of the business formerly conducted by subsidiaries or units of two former tenants of Senior Housing, these subsidiaries and units are considered to be our predecessors. See "Selected financial data" for a discussion of financial data of our predecessors.

Our revenues consist primarily of payments for services provided to residents at our communities. The payments are either made by the residents, their families or insurers, referred to as private pay revenues, or by the Medicare and Medicaid programs. For the year ended December 31, 2003 and the nine months ended September 30, 2004, private pay revenues represented 61% and 57% of our total revenues, respectively. Our expenses consist primarily of rent, wages and benefits of personnel, food, supplies, insurance and other resident care costs, as well as taxes, and other property related costs.

OUR HISTORICAL RESULTS OF OPERATIONS

As described above, until completion of the spin off, we operated as a subsidiary of Senior Housing. Our past operations as Senior Housing's subsidiary prior to 2002 differ from our 2002, 2003 and current operations as an independent public company. Specifically, in 2000 and 2001, we operated only 56 communities for Senior Housing, which owned the real estate as well as the operations. Effective December 31, 2001, we began to lease these 56 communities (now 52 communities) from Senior Housing which continued to own the real estate. In January 2002, we leased from Senior Housing an additional 31 communities (now 30 communities) that are currently managed by Sunrise. Since Sunrise assumed the management of these communities from Marriott, the financial results of these communities have declined and this decline has had a material and adverse impact on our financial results. We are having discussions with Sunrise concerning possible improvements in the financial results of these operations. In April 2002, October 2002 and May 2003, we acquired and began to operate five, 15 and three, respectively, additional senior living communities. During 2002 and 2003, we disposed of six senior living communities. Our principal source of financing as a subsidiary of Senior Housing prior to 2002 was intercompany advances from Senior Housing, an entity with financial resources substantially in excess of ours. Because of these differences, we believe that our historical results of operations for periods prior to 2002 described below are not comparable to our operations since then or our expected future operations.

RESULTS OF OPERATIONS

Key statistical data (for the three and nine months ended September 30, 2004 and 2003)

The following tables present an overview of our operations for the quarters ended September 30, 2004 and 2003:

	Three months ended September 30			Nine months ended September 30
	2004	2003	Change	2004	2003	Change

Revenues from residents (in 000s)	$151,685	$145,867	4%	$450,047	$427,871	5%
Community expenses (in 000s)	$123,073	$117,483	5%	$364,303	$346,013	5%
Total expenses (in 000s)	$154,527	$146,762	5%	$457,548	$432,507	6%
No. of communities (end of period)	101	100	1	101	100	1
No. of living units (end of period)	13,967	13,862	105	13,967	13,862	105
Occupancy	90%	89%	1%	89%	89%	—
Average daily rate	$131	$129	2%	$132	$127	4%
Revenue per day per available unit	$118	$114	4%	$118	$113	4%
Percent of revenues from Medicare / Medicaid	43%	41%	2%	43%	40%	3%
Percent of revenues from private / other	57%	59%	-2%	57%	60%	-3%

"Same Store" Communities (communities that we operated continuously since July 1, 2003 and January 1, 2003, respectively):

	Three months ended September 30			Nine months ended September 30
	2004	2003	Change	2004	2003	Change

Revenues from residents (in 000s)	$150,679	$145,867	3%	$445,132	$426,610	4%
Community expenses (in 000s)	$121,387	$117,421	3%	$358,430	$344,895	4%
No. of communities (end of period)	100	100	—	97	97	—
No. of living units (end of period)	13,862	13,862	—	13,719	13,719	—
Occupancy	89%	89%	—	89%	90%	-1%
Average daily rate	$132	$129	2%	$133	$127	5%
Revenue per day per available unit	$118	$114	4%	$119	$114	4%
Percent of revenues from Medicare / Medicaid	43%	44%	-1%	43%	41%	2%
Percent of revenues from private / other	57%	56%	1%	57%	59%	-2%

Three months ended September 30, 2004, compared to three months ended September 30, 2003

Total revenues from residents for the three months ended September 30, 2004 were $151.7 million, a 4% increase over revenues from residents of $145.9 million for the three months ended September 30, 2003. This increase is due primarily to higher per diem charges as well as an increase in occupancy. Revenues from residents at the communities that we have operated continuously since July 1, 2003, were $150.7 million and $145.9 million for the three months ended September 30, 2004 and 2003, respectively, an increase of 3%. This increase is due primarily to higher per diem charges to residents. Approximately 43% and 41% of our revenues from residents in the three months ended September 30, 2004 and 2003, respectively, were received from Medicare and Medicaid. Revenues from our two pharmacies were $3.6 million and $76,000 for the three months ended September 30, 2004 and 2003, respectively. The increase is a result of our acquiring these pharmacies during and after the third quarter of 2003.

Interest and other income increased by $174,000 in the three months ended September 30, 2004 to $260,000, compared to $86,000 in the three months ended September 30, 2003, primarily due to interest earned on mortgage notes receivable. The notes were received in the second half of 2003 as a result of asset sales.

Expenses for the three months ended September 30, 2004 were $154.5 million, an increase of 5% over expenses of $146.8 million for the three months ended September 30, 2003. Our wages and benefits costs increased from $77.8 million to $80.1 million, or 3%, primarily due to wage increases. Other operating expenses, which include utilities, housekeeping, dietary, maintenance, insurance and community level administrative costs, increased from $39.7 million to $42.9 million, or 8%, primarily as a result of our pharmacy acquisition in September 2003, as well as increased charges from third parties. Management fees related to the 30 communities that Sunrise manages for us were $5.0 million and $4.4 million for the three months ended September 30, 2004 and 2003, respectively. The increase in fees at these 30 communities is the result of increased revenues at these communities and a contractual increase in the effective management fee calculation. Rent expense to Senior Housing increased from $19.4 million to $20.6 million, or 6%, primarily due to the addition of one community to our leases with Senior Housing in May 2004 and additional rent for capital improvements that were funded by Senior Housing in 2003 and 2004. Community level operating expenses related to the communities that we operated throughout the three months ended September 30, 2004 and September 30, 2003 were $121.4 million and $117.4 million, respectively, an increase of 3%. This increase is primarily due to wage increases as well as increased charges from third parties.

Our general and administrative expenses for the three months ended September 30, 2004 were $4.9 million, an increase of 8% over expenses of $4.5 million for the three months ended September 30, 2003, primarily due to costs resulting from our increased operations and wage increases for our corporate personnel.

Depreciation expense for the three months ended September 30, 2004 was $947,000, an increase of 17% over depreciation expense of $810,000 for the three months ended September 30, 2003. This change is the net effect of decreases attributable to our sale of three communities in the second half of 2003, offset by increases attributable to our purchase of furniture and fixtures related to the communities that Sunrise manages, as well as the purchase of one community from Senior Housing in 2004.

We provided $112,000 for alternative minimum income taxes during the three months ended September 30, 2004. This provision was not required for the three months ended September 30, 2003.

Income from discontinued operations for the three months ended September 30, 2004 was $22,000, compared to a loss of $433,000 for the three months ended September 30, 2003. This increase is primarily the result of our ceasing operations at seven properties in the 2003 period compared with one property in the 2004 period. In addition, during the third quarter of 2004, an insurance reserve was deemed not necessary.

As a result of the factors described above, our net income for the three months ended September 30, 2004 was $891,000 compared to a loss of $1.2 million for the three months ended September 30, 2003. Our net income per share for the three months ended September 30, 2004 was $0.10 compared to a loss per share of $0.14 for the three months ended September 30, 2003.

Nine months ended September 30, 2004, compared to nine months ended September 30, 2003

Total revenues from residents for the nine months ended September 30, 2004 were $450.0 million, an increase of 5% over revenues from residents of $427.9 million for the nine months ended September 30, 2003. This increase is due primarily to higher per diem charges to residents and our beginning operations at three additional communities in May 2003 and one community in May 2004. Revenues from residents at the communities that we have operated continuously since January 1, 2003 were $445.1 million and $426.6 million for the nine months ended September 30, 2004 and September 30, 2003, respectively, an increase of 4%. This increase is due primarily to higher per diem charges to residents somewhat offset by a decrease in occupancy. Approximately 43% and 40% of our revenues from residents in the nine months ended September 30, 2004 and 2003, respectively, were received from Medicare and Medicaid. Revenues from our two pharmacies were $8.6 million and $76,000 for the nine months ended September 30, 2004 and 2003, respectively. The increase is a result of our acquiring these pharmacies during and after the third quarter 2003.

Interest and other income increased by $1.6 million in the nine months ended September 30, 2004 to $1.9 million compared to $314,000 in the nine months ended September 30, 2003. The increase is primarily due to our settlement with Marriott and its senior living subsidiary. On January 7, 2004, we and Senior Housing settled then pending litigation with Marriott and its senior living subsidiary. Under the terms of the settlement, we and Senior Housing, and Marriott and its senior living subsidiary, agreed to dismiss all claims and counterclaims asserted in the litigation. Also under the terms of the settlement, Marriott paid to us and Senior Housing $1.3 million each.

Expenses for the nine months ended September 30, 2004 were $457.5 million, an increase of 6% over expenses of $432.5 million for the nine months ended September 30, 2003. Our wages and benefits costs increased from $232.0 million to $241.3 million, or 4%, primarily due to wage increases as well as wages related to three communities we began to operate in May 2003, one community we began to operate in May 2004 and the pharmacy we acquired in September 2003. Other operating expenses, which include utilities, housekeeping, dietary, maintenance, insurance and community level administrative costs, increased from $114.0 million to $123.0 million, or 8%, primarily as a result of increased charges from third parties, our operation of three additional properties in May 2003, one community we began to operate in May 2004 and our pharmacy acquisition in September 2003. Management fees related to the 30 communities that Sunrise manages for us were $14.2 million and $12.9 million for the nine months ended September 30, 2004 and 2003, respectively. The increase in fees at these 30 communities is the result of increased revenues at these communities and a contractual increase in the effective management fee calculation. Rent expense to Senior Housing increased from $57.3 million to $61.2 million, or 6%, primarily due to the addition of communities that we began to lease in 2003 and 2004 and additional rent for capital improvements that were funded by Senior Housing since January 1, 2003. Community level operating expenses related to the communities that we have operated throughout the nine months ended September 30, 2004 and 2003 were $358.4 million and $344.9 million, respectively, an increase of 4%. This increase is primarily due to wage increases as well as increased charges from third parties.

Our general and administrative expenses for the nine months ended September 30, 2004 were $14.8 million, an increase of 15% over expenses of $12.9 million for the nine months ended September 30, 2003, primarily due to costs resulting from our increased operations.

Depreciation expense for the nine months ended September 30, 2004 was $2.8 million, an increase of 9% over depreciation expense of $2.5 million for the nine months ended September 30, 2003. This increase is primarily attributable to our purchase of furniture and fixtures related to the communities managed by Sunrise, offset by our sale of seven communities in the second half of 2003.

We provided $112,000 for alternative minimum income taxes during the nine months ended September 30, 2004. This provision was not required for the nine months ended September 30, 2003.

Loss from discontinued operations for the nine months ended September 30, 2004 was $553,000, a decrease of $878,000 over a loss of $1.4 million for the nine months ended September 30, 2003. This decrease is primarily the result of our ceasing operations at seven properties in the 2003 period compared with one property in the 2004 period.

As a result of the factors described above, our net income for the nine months ended September 30, 2004 was $2.3 million compared to a loss of $5.7 million for the nine months ended September 30, 2003. Our net income per share for the nine months ended September 30, 2004 was $0.27 compared to a loss per share of $0.67 for the nine months ended September 30, 2003.

Year ended December 31, 2003, compared to year ended December 31, 2002

The following tables present an overview of our portfolio for the years ended December 31, 2003 and 2002:

	2003	2002	Change

Revenues from residents (in 000s)	$575,986	$519,106	11%
Community expenses (in 000s)	$466,628	$417,301	12%
Total expenses (in 000s)	$583,782	$529,662	10%
No. of communities (end of period)	101	105	-4
No. of living units (end of period)	14,035	13,962	73
Occupancy	88%	89%	-1%
Average daily rate	$126	$114	11%
Revenue per day per available unit	$112	$102	10%
Percent of revenues from Medicare and Medicaid	39%	39%	—
Percent of revenues from private / other	61%	61%	—

"Same Store" Communities (communities that we operated continuously since January 1, 2002):

	2003	2002	Change

Revenues from residents (in 000s)	$236,667	$227,446	4%
Community expenses (in 000s)	$215,793	$210,645	2%
No. of communities (end of period)	53	53	—
No. of living units (end of period)	4,868	4,868	—
Occupancy	90%	89%	1%
Average daily rate	$148	$144	3%
Revenue per day per available unit	$133	$128	4%
Percent of revenues from Medicare and Medicaid	79%	78%	1%
Percent of revenues from private / other	21%	22%	-1%

Revenues from residents for 2003 were $576.0 million, an increase of 11% over revenues from residents of $519.1 million for 2002. This increase is attributable primarily to our beginning operations at 15 communities on October 26, 2002, and at three communities on May 30, 2003. Revenues from residents at the communities we operated throughout 2003 and 2002 were $236.7 million and $227.4 million, respectively, an increase of 4%. This increase is due primarily to higher per diem charges to residents and higher occupancy. About 39% of our revenues from residents in 2003 and 2002 were received from Medicare and Medicaid.

Interest and other income decreased by $68,000 in 2003 to $229,000 compared to $297,000 in 2002 due to lower cash balances and lower interest rates in 2003 partially offset by interest earned on mortgage notes receivable.

Expenses for 2003 were $583.8 million, an increase of 10% over expenses of $529.7 million for 2002. Our wages and benefits costs increased from $274.2 million to $315.6 million, or 15%, primarily due to expenses at the 18 communities we began to operate since October 2002 as well as increases in workers compensation and employee health insurance costs. Other operating expenses, which include utilities, housekeeping, dietary, maintenance, insurance and community level administrative costs, increased from $143.1 million to $151.0 million, or 6%, again primarily due to expenses at the 18 communities we began to operate since October 2002, as well as higher professional and general liability insurance costs. Management fees related to the 31 communities managed for us by Sunrise for 2003 and 2002, were $17.4 million and $16.6 million, respectively. This increase is primarily because these arrangements commenced on January 11, 2002, and, therefore, the 2003 period includes 11 more days than the 2002 period. Rent expense to Senior Housing increased from $75.2 million to $77.3 million, or 3%, primarily due to rents for communities we began to lease since October 2002, and rent increases which accompanied Senior Housing's purchase of improvements at leased communities, partially offset by a lease modification entered into on October 1, 2002 which changed the ownership of certain reserve accounts for future capital expenditures at the communities managed by Sunrise. Community level operating expenses related to the communities we operated throughout 2003 and 2002, were $215.8 million and $210.6 million, respectively, an increase of 2%. This increase is primarily due to increases in employee health, workers compensation and professional and general liability insurance costs.

Our general and administrative expenses for 2003 were $17.7 million, an increase of 15% over 2002 of $15.4 million, primarily due to costs resulting from our increased operations and to legal costs incurred in connection with our litigation with Marriott, which was settled in January 2004.

Depreciation expense in 2003 was $3.6 million, an increase of 95% over depreciation expense of $1.8 million in 2002. The increase is attributable to our purchase of seven communities in the second half of 2002 as well as capitalized improvements to some of our communities which increased our depreciable assets.

Loss from discontinued operations for 2003 was $372,000, a decrease of $2.5 million over the loss in 2002. This decrease is attributable to our dispositions of these operations as well as the recovery of some accounts receivable that were previously written off.

As a result of the factors described above, our net loss for 2003 was $7.9 million, compared to a loss of $13.2 million in 2002. Our net loss per share in 2003 was $0.94 compared to a loss per share of $1.74 in 2002.

Year ended December 31, 2002, compared to year ended December 31, 2001

The following tables present an overview of our portfolio for the years ended December 31, 2002 and 2001:

	2002	2001	Change

Revenues from residents (in 000s)	$519,106	$219,742	136%
Community expenses (in 000s)	$417,301	$201,447	107%
Total expenses (in 000s)	$529,662	$218,361	142%
No. of communities (end of period)	105	56	49
No. of living units (end of period)	13,962	5,211	8,751
Occupancy	89%	90%	-1%
Average daily rate	$114	$130	-12%
Revenue per day per available unit	$102	$116	-12%
Percent of revenues from Medicare and Medicaid	39%	78%	-39%
Percent of revenues from private / other	61%	22%	39%

"Same Store" Communities (communities that we operated continuously since January 1, 2001):

	2002	2001	Change

Revenues from residents (in 000s)	$227,446	$219,742	4%
Community expenses (in 000s)	$210,645	$201,447	5%
No. of communities (end of period)	53	53	—
No. of living units (end of period)	4,868	4,868	—
Occupancy	89%	89%	—
Average daily rate	$144	$139	4%
Revenue per day per available unit	$128	$124	3%
Percent of revenues from Medicare and Medicaid	78%	78%	—
Percent of revenues from private / other	22%	22%	—

Revenues from residents for 2002 were $519.1 million, an increase of 136% over revenues from residents of $219.7 million for 2001. This increase is attributable primarily to our lease of 31 communities on January 11, 2002, our acquisition of five communities on April 1, 2002, and the 15 communities we began to operate in October 2002. Revenues from residents at the communities we operated throughout 2002 and 2001 were $227.4 million and $219.7 million, respectively, an increase of 4%. This increase is due primarily to higher per diem charges to residents. About 39% of our revenues from residents in 2002 were received from Medicare and Medicaid, compared to 78% in 2001. This decrease is due largely to the 31 communities and other communities we leased or acquired during 2002, all of which are focused on services to residents who pay with private resources.

Interest income increased by $205,000 in 2002 from $297,000 compared to $92,000 in 2001 due to earnings on higher cash balances in the 2002 period.

Expenses for 2002 were $529.6 million, an increase of 142% over expenses of $218.4 million for 2001. Our wages and benefits costs increased from $153.4 million to $274.2 million, or 78%, primarily due to expenses at the 51 communities we leased or acquired in 2002. Other operating expenses, which include utilities, housekeeping, dietary, maintenance, insurance and community level administrative costs, rose from $48.0 million to $143.1 million or 198%, again primarily due to expenses at the 51 communities we leased or acquired in 2002. During 2001, neither Marriott nor Sunrise managed any communities for us and we were a subsidiary of Senior Housing that did not lease any communities. As a result, we did not incur management fees or rent expense in 2001. Community level operating expenses related to the communities we operated throughout 2002 and 2001, were $210.6 million and $201.5 million, respectively, an increase of 5%. This increase is principally attributable to higher insurance premiums, an increase in reserves for the self funded portion of our insurance programs and higher wage and benefit costs, which were partially offset by a decrease in expenses from our reduced use of higher cost, third party staffing.

Our general and administrative expenses for 2002 were $15.4 million, a decrease of 1% over 2001, primarily due to operational start up costs incurred during 2001 which we did not incur in 2002 and which were only partially offset by increased costs in 2002 associated with operating as a separate, publicly owned company and the legal and other costs incurred in connection with our litigation with Marriott.

Depreciation expense in 2002 was $1.8 million, an increase of 38% over depreciation expense of $1.3 million in 2001. The increase is attributable to our purchase of 11 communities in 2002.

Loss from discontinued operations for 2002 was $2.9 million, an increase of $2.0 million over the loss in 2001. This increase was the result of reserves recorded for Medicaid receivables due from the State of Connecticut related to community closure costs and an asset impairment charge related to a closed community.

As a result of the factors described above, our net loss for 2002 was $13.2 million, compared to a profit of $527,000 in 2001. Our net loss per share in 2002 was $1.74. Assuming the shares outstanding as of December 31, 2001 were outstanding for all of 2001, our earnings per share would have been $0.12 for 2001.

LIQUIDITY AND CAPITAL RESOURCES

Our total current assets at September 30, 2004 were $64.0 million, compared to $56.1 million at December 31, 2003 and $48.3 million at December 31, 2002. At September 30, 2004 and December 31, 2003, we had cash and cash equivalents of $18.6 million and $17.6 million, respectively.

Our total current liabilities were $50.2 million at September 30, 2004, compared to $58.1 million at December 31, 2003 and $34.4 million at December 31, 2002. The decrease from December 31, 2003 to September 30, 2004 was due primarily to our repayment of amounts outstanding under our revolving credit facility and the payment of amounts due to Sunrise during the nine months ended September 30, 2004. The increase from 2002 to 2003 was due to several factors. At December 31, 2003, we had $4.0 million outstanding under our revolving credit facility and there were no such outstanding amounts at December 31, 2002. At December 31, 2003, we owed Senior Housing $6.6 million primarily related to our lease obligations, while at December 31, 2002 no amounts were owed. This amount was paid in January 2004. In addition, our accounts payable and accrued expenses and our accrued compensation and benefits increased between December 31, 2002 and December 31, 2003, primarily due to a change in the timing of payment of certain current liabilities at the Sunrise managed communities as well as increases in our insurance reserves. Finally, the increase in amounts between December 31, 2002 and December 31, 2003 due to Sunrise was primarily due to Sunrise's failure to transfer cash amounts due to them on a timely basis.

As described in Note 1 to our audited financial statements, in 2003, information became available to us which resulted in $7.2 million of additional paid in capital. This amount was the result of our having received more working capital assets and having assumed fewer liabilities than we had previously recorded at the time of our spin off from Senior Housing.

We lease 128 communities from Senior Housing under four leases. Our leases with Senior Housing require us to pay a total of $95.3 million of minimum rent annually. Percentage rent on the leases begins in 2006. We believe we are in compliance with the terms of these leases.

Our revenues from services to residents at our communities is the primary source of cash to fund operating expenses, including rent, principal and interest payments on our mortgage debt and capital expenditures. At some of our communities, operating revenues for nursing home services are received from the Medicare and Medicaid programs. For the nine months ended September 30, 2004, 43% of our total revenues were derived from these programs. In 2003, 39% of our total revenues were derived from these programs. Medicare and Medicaid revenues were earned primarily from the 51 nursing home communities we lease from Senior Housing. Since 1998, a Medicare prospective payment system has generally lowered Medicare rates paid to senior living communities, including many of those that we operate. In October 2002, temporary increases in Medicare payment rates expired. In October 2003, Medicare rates increased by approximately 6%. Our Medicare revenues totaled $68.3 million during the first nine months of 2004 and $86.1 million and $68.4 million during 2003 and 2002, respectively. Our Medicaid revenues totaled $110.4 million during the first nine months of 2004 and $148.6 million and $142.6 million during 2003 and 2002, respectively. Some of the states in which we operate have not raised rates by amounts sufficient to offset increasing costs or are expected to reduce Medicaid funding. The magnitude of the potential Medicaid rate reductions cannot currently be estimated, but it may be material and may affect our future results of operations. Further Medicare and Medicaid rates declines may have a dramatic negative impact on our revenues and may produce greater losses.

Recent increases in the costs of insurance, especially tort liability insurance, workers compensation and employee health insurance, which are affecting the senior living industry, may continue to have an adverse impact upon our future results of operations. As discussed in Note 15 to our audited financial statements and note 7 to our unaudited financial statements, a failure by Integrated Health Services, Inc. or the United States Department of Health and Human Services to make payments that we believe are due to us would have a material adverse impact upon our future results. Also, we believe Marriott's sale of its senior living management business to Sunrise has had, and may continue to have, an adverse impact on our financial results and has increased, and may continued to increase, our working capital requirements.

Also, prior to June 2004, pursuant to existing contract terms, a portion of our management fees payable to Sunrise were conditional, based on exceeding a threshold of net operating income that was not achieved and therefore was not being paid. As of July 2004, this portion of the management fee is no longer conditional and we will now be required to pay the full fee. We expect the annual amount of this additional management fee to be approximately $3.0 million per year. We expect improvements in our operations will offset this increased cost, but we can not be assured that our efforts in this regard will be successful.

Our revolving credit facility limits our ability to incur debt as more fully described below in "Debt Instruments and Covenants". The terms of our leases with Senior Housing contain provisions whereby Senior Housing may cancel our rights under these agreements upon the acquisition by any person or group of more than 9.8% of our voting stock, and upon other change of control events. These leases also limit our ability to create, incur, assume or guarantee indebtedness.

In August 2003, we sold a community in Bloomfield, Connecticut for $3.5 million, $3.15 million of which was in the form of a promissory note from the purchaser. This note is payable in monthly installments of $8,750 of principal, plus interest which accrues on the unpaid principal balance at a rate of 8% per year. This note matures on August 26, 2009, but we have the right to require prepayment as of August 31, 2008.

In December 2003, we sold group homes in Maryland for $3.55 million, $3.11 million of which was in the form of a promissory note from the purchaser. This note is payable in monthly installments of $1,700 of principal, plus interest which accrues on the unpaid principal balance at a rate of 9%. This note matures November 30, 2018, but we have the right to require prepayment earlier by giving notice after November 30, 2009.

During 2003, Senior Housing agreed to sell us two nursing homes in Michigan that we leased from Senior Housing. The purchase price is $10.5 million, the appraised value of the properties. On April 19, 2004, we purchased one of these properties from Senior Housing for $5.9 million. We financed this acquisition with proceeds we received from a new HUD insured mortgage and by using cash on hand. We expect the second purchase to occur in the fourth quarter of 2004 and we intend to finance the second sale with proceeds that we receive from a second HUD insured mortgage and with available cash. The remaining property is still leased from Senior Housing on a combined basis with 65 other properties. Under the terms of our lease with Senior Housing, upon completion of the sale, the annual rent payable under the combined lease is reduced by 10% of the sale prices we pay to Senior Housing.

On August 9, 2004, we entered into an agreement to acquire an institutional pharmacy located in Nebraska that services 24 senior living communities with approximately 1,450 beds for approximately $3.0 million. This acquisition was completed on September 1, 2004.

Despite the commitments, contingencies and limitations described above, we believe that a combination of our efforts to increase revenues and contain costs, our ability to borrow on our revolving credit facility, our ability to sell to Senior Housing certain capital improvements made to communities leased from Senior Housing and the possibility of sales or financings of our owned communities will be sufficient to meet our working capital needs, operating expenses, rent payments to Senior Housing, debt service and capital expenditures for the next 12 months and the foreseeable future.

As of September 30, 2004, our contractual obligations were as follows (dollars in thousands):

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt obligations(1)	$4,947	$48	$103	$124	$4,672
Operating lease obligations(2)	1,080,216	82,200	164,401	164,401	669,214
Purchase obligations(3)	216,500	216,500	—	—	—
Other long-term liabilities reflected on our balance sheet under GAAP(4)	25,157	5,402	9,636	6,372	3,747

Total	$1,326,820	$304,150	$174,140	$170,897	$677,633

(1)
This amount represents amounts due under a HUD insured mortgage.

(2)
These amounts represent minimum lease payments due to Senior Housing through 2017 and 2020.

(3)
This amount represents the estimated purchase price of LTA, including estimated changes in LTA's working capital and estimated closing costs, as of September 30, 2004, and our agreement to acquire a property from Senior Housing. The LTA acquisition closed on November 19, 2004.

(4)
These amounts include liabilities for continuing care contracts which require residents to make advance payments some of which are refundable and continuously carried as liabilities and some of which are not refundable and are carried as liabilities until they are recognized as revenues over the periods during which we expect to provide the service. These amounts also include insurance reserves related to workers compensation and professional liability insurance as well as deferred gains related to property sales.

DEBT INSTRUMENTS AND COVENANTS

In October 2002, we entered into a revolving credit facility. The interest rate on borrowings on this facility is LIBOR plus a spread. The maximum amount available under this facility is $12.5 million, and is subject to limitations based upon qualifying collateral. The borrower under this facility is a subsidiary that we organized with the intention that it be "bankruptcy-remote". Certain of our other subsidiaries sell or contribute their accounts receivable to the borrower on a true sale basis and make certain representations and other undertakings in favor of the borrower in connection with each sale. The seller subsidiaries have granted security interests in their assets to secure their obligations to the borrower. We guarantee the seller subsidiaries' obligations to the borrower subsidiary and have pledged the stock or membership interests in each of the seller subsidiaries to the borrower. The borrower has in turn collaterally assigned these undertakings, guarantees and collateral to the revolving credit facility lenders, and has granted a security interest in the purchased receivables and all of its other assets to secure its obligations under the facility. The facility is available for acquisitions, working capital and general business purposes. The facility contains covenants and events of default requiring the maintenance of collateral, minimum net worth and certain other financial ratios, and places limits on our ability to incur or assume debt or create liens with respect to certain of our properties, and other customary provisions. The accounts receivable collateralizing the facility totaled approximately $20.0 million, net of allowances of $1.5 million, as of September 30, 2004. In certain circumstances and subject to available collateral and lender approvals, the maximum amounts which we may draw under this credit agreement may be increased to $25.0 million. The termination date of the facility is October 24, 2005. As of September 30, 2004, no amounts were, and currently no amounts are, outstanding under the facility. We believe we are in compliance with all applicable covenants under the credit agreement.

As described above, on April 19, 2004, we purchased a property from Senior Housing for $5.9 million. We financed this acquisition with $5.0 million in proceeds we received from a new HUD insured mortgage and by using cash on hand. The interest cost on this debt is 5.6% per year. Principal and interest is due monthly through April 2039. This mortgage contains standard HUD mortgage covenants. We believe we are in compliance with all material covenants of this mortgage.

As part of the purchase price for our recent LTA acquisition, we assumed $30.9 million of HUD insured mortgage debt. The interest cost on this debt is a weighted average rate of 7.4% per year. Principal and interest is due monthly through varying dates ranging from February 2032 to June 2039. These mortgages are secured by seven of our communities and contain standard HUD mortgage covenants. We believe we are in compliance with all material covenants of these mortgages.

As described above, in connection with our recent LTA acquisition, we borrowed $16.8 million from Senior Housing. This loan is secured by mortgages on five of our communities, bears interest at a rate of 9.0% per year and matures on May 2, 2005. We intend to use a portion of the net proceeds from this offering to repay this loan. We believe we are in compliance with all material covenants of this mortgage.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements as defined in Regulation S-K 303(a)(4)(ii).

RELATED PARTY TRANSACTIONS

On December 31, 2001, Senior Housing distributed substantially all of its ownership of our shares to its shareholders. In order to effect this spin off and to govern relations after the spin off, we entered into agreements with Senior Housing, pursuant to which it was agreed, among other things, that:

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so long as Senior Housing remains a REIT, we may not waive the share ownership restrictions in our charter on the ability of any person or group to acquire more than 9.8% of any class of our equity shares without, among other requirements, the consent of Senior Housing and our determination that the exception to the ownership limitations would not cause a default under any of our leases;

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so long as we are a tenant of Senior Housing, we will neither permit any person or group to acquire more than 9.8% of any class of our voting stock or permit the occurrence of other change in control events, as defined, nor will we take any action that, in the reasonable judgment of Senior Housing or HRPT Properties Trust (another REIT which owns shares of Senior Housing), or HRPT, might jeopardize the tax status of Senior Housing or HRPT as a REIT;

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Senior Housing has the option, upon the acquisition by a person or group of more than 9.8% of our voting stock and upon other change in control events, as defined, to cancel all of our rights under the leases we have with Senior Housing; and

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so long as we maintain our shared services agreement with RMR or are a tenant under a lease with Senior Housing then we will not acquire or finance any real estate without first giving Senior Housing, HRPT, Hospitality Properties Trust, or HPT, or any other publicly owned REIT or other entity managed by RMR the opportunity to acquire or finance real estate investments of the type in which Senior Housing, HRPT, HPT or any other publicly owned REIT or other entity managed by RMR, respectively, invest.

At the time of our spin off from Senior Housing, all of the persons serving as our directors were trustees of Senior Housing. Two of our current directors, Messrs. Martin and Portnoy, are current managing trustees of Senior Housing.

One hundred twenty eight of the 160 senior living communities we currently operate are leased from Senior Housing for total annual minimum rent of $95.3 million.

During 2003, we and Senior Housing were jointly involved in litigation with Marriott, the operator of the senior living communities which we leased from Senior Housing. We and Senior Housing equally shared the costs of this litigation. This litigation was settled in January 2004.

Since we became a separate public company we have had and continue to have extensive business dealings with Senior Housing. Since January 1, 2002, we have entered into or agreed to enter into several transactions with Senior Housing, including the following:

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During 2002, we acquired seven senior living communities from a third party for $27 million. Prior to this acquisition Senior Housing waived its right to acquire these assets, subject to a continuing right to acquire or finance these assets in the event we determine to sell or finance them. To finance the cash portion of our purchase, we sold a senior living community to Senior Housing, which we purchased in April 2002, for $12.7 million, its approximate carrying value. Simultaneous with our acquisition, Senior Housing acquired eight other senior living communities from the same third party. We acquired operating assets and liabilities related to these eight communities. We began to lease these eight communities and the community we sold to Senior Housing for minimum annual rent of $6.3 million. The terms of this transaction with Senior Housing were negotiated on our behalf by our independent director who is not on the board of Senior Housing.

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During 2002, we acquired FSQ, Inc., an entity owned by Messrs. Martin and Portnoy, in a merger transaction that was entered into as part of our spin off from Senior Housing. We acquired all of the stock of FSQ, Inc. and Messrs. Martin and Portnoy each received 125,000 of our common shares. The board of trustees of Senior Housing received an opinion from an internationally recognized investment banking firm, to the effect that the merger was fair, from a financial point of view, to us. The terms of this merger were approved by Senior Housing's trustees other than Messrs. Martin and Portnoy.

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During 2003, pursuant to the terms of our leases with Senior Housing, Senior Housing purchased $11.4 million of improvements to its properties leased by us, and the annual rent payable to Senior Housing was increased by 10% of the amounts invested, or $1.1 million.

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In May 2003, Senior Housing purchased from an unrelated third party three assisted living properties with 143 living units located in Virginia for $6.5 million. In September 2003, we sold to Senior Housing one independent living property with 164 units in California for $12.3 million, its appraised value. These four properties were added to an existing lease with Senior Housing for nine other independent and assisted living properties. The minimum rent for the properties included in this lease was increased by $1.9 million per year. All other terms of the lease remained unchanged.

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In July 2003, we agreed to buy two nursing homes in Michigan that we leased from Senior Housing. The purchase price is $10.5 million, the appraised value of the properties. One of these purchases for $5.9 million closed on April 19, 2004 and we expect the second sale to close in the fourth of quarter 2004, which is contingent on our obtaining HUD insured financing for the property. The remaining property is still leased from Senior Housing on a combined basis with other nursing home properties. Under the terms of our lease with Senior Housing, upon completion of the sale, the annual rent payable under the combined lease is reduced by 10% of the net proceeds that Senior Housing received from the sale.

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On March 1, 2004, Senior Housing purchased from us one independent and assisted living community with 229 units located in Maryland. The purchase price was $24.1 million, the appraised value of the property. Simultaneous with this purchase, our existing leases with Senior Housing were modified as follows:

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the lease for 53 nursing homes and the lease for 13 independent and assisted living communities were combined into one lease and the property acquired on March 1, 2004 was added to this combined lease;

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the combined lease maturity date was changed to December 31, 2020 from December 31, 2018 and 2019 for the separate leases;

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our minimum rent for the combined lease of 53 nursing homes and 14 independent living communities was increased by $2.4 million per year;

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for all of our leases with Senior Housing, the amount of additional rent to be paid to Senior Housing was changed to 4% of the increase in revenues at the leased properties beginning in 2006. Prior to the lease combination, the percentage and the beginning time period for the nursing home lease and the independent and assisted living community lease was 3% and 2004 and 4% and 2005, respectively; and

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all other lease terms remain substantially unchanged.

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In 2003, Senior Housing evicted a nursing home tenant that had defaulted on its obligations to Senior Housing. Until May 2004, we managed this nursing home for Senior Housing's account. Effective on May 1, 2004, we agreed with Senior Housing to add this nursing home to a multi-property lease from Senior Housing and to increase the annual rent by $180,000. All other lease terms remained unchanged.

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One of the properties we lease from Senior Housing was subject to a ground lease with an unaffiliated third party. We are responsible for paying the ground rent of $307,000 per year. On June 3, 2004, Senior Housing exercised an option to purchase this land for $3.6 million and acquired the landlord's rights and obligations under the ground lease. We now pay the ground rent to Senior Housing.

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On November 18, 2004, Senior Housing loaned us $117.0 million in connection with our acquisition of LTA. Such loan was repaid on November 19, 2004 with the proceeds we received from a $148.2 million sale leaseback with Senior Housing for 31 of the 47 acquired communities and a $16.8 million mortgage loan from Senior Housing secured by five of our communities.

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During 2004, pursuant to the terms of our leases with Senior Housing, we sold to Senior Housing $6.5 million of improvements we had made to its properties, and our annual rent payable to Senior Housing was increased by 10% of Senior Housing's purchase price amounts invested, or $646,000.

We obtained a workers compensation insurance policy for the year beginning June 15, 2003, from a third-party insurer. This third-party insurer ceded a portion of the premiums we paid to a Bermuda based company, Affiliates Insurers, Limited, or Affiliates, which was owned by RMR. Affiliates was organized by RMR to assist us in creating a partial self insurance program on an expedited basis. On December 8, 2003, we acquired Affiliates from RMR for an amount equal to RMR's cost of organizing and capitalizing that company, approximately $1.3 million.

Our Chief Executive Officer and Chief Financial Officer are also officers and employees of RMR. These officers devote a substantial majority of their business time to our affairs and the remainder to RMR's business which is separate from our business. We believe the compensation we pay to these officers reasonably reflects their division of business time; however, periodically, these individuals may divide their business time differently than they do currently and their compensation from us may become disproportionate to this division.

RMR provides investment, management and administrative services to us under a shared services agreement. RMR is compensated at an annual rate equal to 0.6% of our total revenues. Aggregate fees earned by RMR for services during 2002 and 2003 and in 2004 through September 30, were $2.9 million, $3.4 million and $2.7 million, respectively. The fact that RMR has responsibilities to other entities, including one of our landlords, Senior Housing, could create conflicts; and in the event of such conflicts between Senior Housing and us, the shared services agreement allows RMR to act on behalf of Senior Housing rather than on our behalf. RMR is owned by Messrs. Martin and Portnoy who are our managing directors. Messrs. Martin and Portnoy each have material interests in the transactions between us and RMR described above. All transactions between us and RMR are approved by our independent directors. Our independent directors have approved the renewal of the shared services agreement for its current term which will end December 31, 2004.

Messrs. Martin and Portnoy own the building in which our headquarters is located. Our lease for space was originally executed by FSQ, Inc. This lease expires in 2011. We paid rent under this lease during 2002 and 2003 and for the nine month period ending September 30, 2004 of $539,000, $569,000 and $423,000 respectively.

Until March 31, 1997, Mr. Portnoy was a partner of Sullivan & Worcester LLP, our counsel and counsel to Senior Housing, RMR and affiliates of each of the foregoing, and he received payments from that firm during 2002, 2003 and 2004 in respect of his retirement.

Wells Fargo & Company beneficially owns 9.8% of our common shares. Wells Fargo Bank, N.A., an affiliate of Wells Fargo & Company, will become the transfer agent and registrar for our common shares effective as of December 13, 2004.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies concern revenue recognition, our assessment of the net realizable value of our accounts receivable, the realizable value of long term assets, accounting for long term care contracts, accounting for business combinations and our assessment of reserves related to our self insurance programs.

Our revenue recognition policies involve judgments about Medicare and Medicaid rate calculation. These judgments are based principally upon our experience with these programs and our knowledge and familiarity with the current rules and regulations of these programs. We recognize revenues when services are provided and these amounts are reported at their estimated net realizable amounts. Some Medicare and Medicaid revenues are subject to audit and retroactive adjustment.

Our policies for valuing accounts receivable involve significant judgments based upon our experience, including consideration of the age of the receivable, the terms of the agreements with our residents or their third party payors, the residents, or payors, stated intent to pay, the residents, or payors, financial capacity and other factors which may include litigation or appeal proceedings.

We monitor our long-term assets to determine whether any impairment of these assets may have occurred. If the facts and circumstances indicate that an impairment may have occurred, we evaluate the asset's carrying value to determine whether an impairment charge is appropriate. This process includes a review of historical and projected future financial results realized or to be realized from the affected asset, market conditions affecting the sale of similar assets and the like. This process requires that estimates be made and errors in our judgments or estimates could have a material effect on our financial statements.

At certain of our communities, we offer long-term care contracts under which residents pay a one time amount in exchange for reduced charges during their stay. The one time amount may be refundable or non-refundable, or partially refundable and partially non-refundable. We record such amounts as a long term obligation and amortize the non-refundable portion of such amounts into revenue over our estimate of the periods during which future services will be provided. We base these estimates on our experience and actuarial information.

Since we became a separate public company, each of our acquisitions has been accounted for as a purchase business combination in accordance with Statement of Financial Accounting Standards No. 141. Purchase accounting requires that we make certain judgments and estimates based on our experience, including determining the fair value and useful lives of assets acquired and the fair value of liabilities assumed. Some of our judgments and estimates are also based upon published industry statistics.

Our critical accounting policies for determining reserves for the self funded parts of our insurance programs involve significant judgments based upon our experience, including projected settlements for pending claims, known incidents which we expect may result in claims, estimates of incurred but not yet reported claims and incidents, our claims experience, estimated litigation costs and other factors. We also periodically receive and rely upon recommendations from professional consultants in establishing these reserves.

In the future we may need to revise the judgments, estimates and assessments we use to formulate our critical accounting policies to incorporate information which is not now known. We cannot predict the effect changes to these premises underlying our critical accounting policies may have on our future results of operations, although such changes could be material and adverse.

INFLATION AND DEFLATION

Inflation in the past several years in the U.S. has been modest. Future inflation might have both positive or negative impacts on our business. Rising price levels may allow us to increase occupancy charges to residents, but may also cause our operating costs to increase. Also our ability to increase rates paid by Medicare and Medicaid will be limited despite inflation.

Deflation would likely have a negative impact upon us. A large component of our expenses consist of minimum rental obligations to Senior Housing. Accordingly we believe that a general decline in price levels which could cause our charges to residents to decline would likely not be fully offset by a decline in our expenses.

SEASONALITY

Our business is subject to modest effects of seasonality. During the fourth calendar quarter holiday periods, residents of senior living communities are sometimes discharged to join family celebrations and admission decisions for new residents are often deferred. The first quarter of each calendar year usually coincides with increased illness among our communities' residents that can result in increased costs or discharges to hospitals. As a result of these factors, our operations sometimes produce greater earnings in the second and third quarters of a calendar year and lesser earnings in the first and fourth quarters. We do not believe that this seasonality will cause fluctuations in our revenues or operating cash flow to such an extent that we will have difficulty paying our expenses, including rent, which do not fluctuate seasonally.

Quantitative and qualitative disclosures about market risk

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk through our monitoring of available financing alternatives. Other than as described below we do not anticipate any significant changes in our exposure to fluctuations in interest rates or in how we manage this risk in the future. However, our exposure to fluctuations in interest rates may increase in the future if we incur debt to fund acquisitions or otherwise. We have no commercial paper, derivatives, swaps, hedges, joint ventures or partnerships.

Changes in market interest rates also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the fair value of our fixed rate debt. For example, based upon discounted cash flow analysis, if prevailing interest rates were to decline by 10% and other credit market considerations remained unchanged, the market value of our $4.9 million mortgage debt outstanding on September 30, 2004, would increase by approximately $353,000; and, similarly, if prevailing interest rates were to increase by 10%, the market value of this $4.9 million mortgage debt would decline by approximately $313,000.

Our revolving credit facility bears interest at floating rates and matures in October 2005. No amounts are outstanding under this revolving credit facility. We borrow in U.S. dollars and borrowings under our revolving credit facility are subject to interest at LIBOR plus a spread. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically LIBOR. A change in interest rates would not affect the value of any outstanding floating rate debt but would affect our operating results. For example, if the maximum amount of our credit facility of $12.5 million were drawn and interest rates increase or decrease by 1% per annum, our interest expense would increase or decrease by $125,000 per year, or $0.02 per share, respectively. If interest rates were to change gradually over time, the impact would be spread over time.

Business

GENERAL

We operate senior living communities, including independent living and congregate care communities, assisted living communities and nursing homes. We operate 160 communities containing 17,560 living units, including 108 primarily independent and assisted living communities containing 12,713 living units and 52 nursing homes containing 4,847 living units. Of our 108 primarily independent and assisted living communities, we lease 77 communities containing 10,340 living units from Senior Housing, our former parent, including 30 communities which are directly operated for our account by Sunrise, own or lease from other than Senior Housing 19 communities containing 1,416 living units and manage 12 communities containing 957 living units for third party owners. All but one of our nursing homes are leased from Senior Housing. Our 160 communities include 4,960 independent living apartments, 5,917 assisted living suites, 283 special care beds and 6,400 nursing beds. Our principal executive offices are located at 400 Centre Street, Newton, Massachusetts 02458, and our telephone number is (617) 796-8387.

OUR HISTORY

We were created by Senior Housing in April 2000 to operate nursing homes repossessed or acquired from two former Senior Housing tenants. We were reincorporated in Maryland on September 17, 2001. On December 31, 2001, Senior Housing distributed substantially all of our outstanding shares to its shareholders and we became a separate publicly owned company listed on the American Stock Exchange. Pursuant to the transaction agreement governing this spin off:

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Senior Housing capitalized us with approximately $50 million of equity, consisting of cash and working capital, primarily operating receivables, net of operating payables;

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we agreed to lease 31 primarily independent and assisted living communities operated by Marriott upon their acquisition by Senior Housing which occurred in 2002, as described below;

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we leased 53 nursing homes and two assisted living communities from Senior Housing;

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we assumed one lease from the town of Campbell, Nebraska; and

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we agreed to acquire FSQ, Inc., the former operating company of the healthcare business we owned in order to acquire the personnel, systems and assets necessary for our business.

During 2002, we commenced operations at 51 senior living communities, including the 31 communities then operated by Marriott and currently operated by Sunrise, and 20 additional communities. Also during 2002, we ceased operations at two communities, one of which was previously leased from Senior Housing and one of which was previously leased from the town of Campbell, Nebraska.

During 2003, we commenced operations at three senior living communities, which we lease from Senior Housing. Also during 2003, we ceased operations at seven communities, one of which was previously leased from Senior Housing. During 2003, we also acquired an institutional pharmacy located in Wisconsin, we acquired a company insuring some of our risks, and we established certain self-insurance programs.

RECENT DEVELOPMENTS

On November 19, 2004, we acquired LTA for approximately $211 million, excluding closing costs. As a result of this acquisition, we now operate an additional 59 properties. Twelve of these properties are operated by us for third party owners under management agreements. The remaining 47 senior living communities with 2,636 assisted living units were owned or leased by LTA and are located in the following seven states:

State	Communities	Units

South Carolina	12	542
Tennessee	9	527
Virginia	5	483
North Carolina	4	351
Georgia	7	287
Alabama	6	253
Kentucky	4	193

Total	47	2,636

The majority of these 47 communities were built by LTA between 1997 and 2002, and the average age of the 47 communities is approximately five years. As of September 30, 2004, these 47 communities were 87% occupied, and 100% of the revenues at these communities were paid by residents from their private resources.

The 12 assisted living communities managed by us on behalf of third party owners have 957 living units and are located in Florida (5 communities with 515 units), Georgia (five communities with 334 units), Virginia (one community with 56 units) and North Carolina (one community with 52 units). We do not now know whether we will continue to manage these communities on a long-term basis.

To finance this acquisition, we entered into a $148.2 million sale leaseback transaction with Senior Housing for 31 of the communities acquired from LTA. We also entered a $16.8 million mortgage loan with Senior Housing secured by five of our properties. We funded the balance of the purchase price with cash on hand, and by assuming HUD insured long term mortgage debt and an operating lease for four communities from Health Care Property Investors, Inc.

Our business plan for the LTA communities is to increase revenues by increasing occupancy at the communities. We also expect to realize cost savings by combining the LTA operations with our existing operations. We can provide no assurances that the expected financial benefits from the LTA acquisition will be achieved.

On September 1, 2004, we acquired an institutional pharmacy business located in Lincoln, Nebraska for approximately $3 million.

OUR GROWTH STRATEGY

We believe that the aging of the U.S. population will increase demand for existing independent living properties, assisted living communities and nursing homes. Our principal growth strategy is to profit from this demand by operating and acquiring properties that provide high quality services to residents who pay with private resources.

We continue to work toward improving the profitability of our existing operations by increasing revenues and improving margins. We attempt to increase revenues by increasing rates and occupancies. We attempt to improve margins by limiting increases in expenses and improving operating efficiencies.

In addition to managing our existing operations, we intend to continue to grow our business through acquisitions of independent and assisted living communities where residents' private resources account for a large majority of revenues. Since we became a public company in late 2001, we added 108 primarily independent and assisted living communities to our business which generate approximately 90% of their revenue from residents' private resources, rather than from Medicare or Medicaid. We prefer to purchase communities which have achieved or are close to stabilized operations. For example, the LTA communities which we acquired (excluding the 12 managed communities) have current occupancy of approximately 87%. We also try to make acquisitions where we can realize cost savings by combining operations with our existing operations.

Starting in the mid 1990s, a large number of independent and assisted living communities were developed with financing from private equity and real estate opportunity funds. We believe that many of these communities are now at or approaching stabilized operations and many of these financial investors are now anxious to sell. For example: in 2002, we acquired 15 independent and assisted living communities which were assembled and developed by Constellation Health Services, Inc., a division of Constellation Energy Group, Inc., f/k/a Baltimore Gas and Electric Company; and the controlling shareholder of LTA prior to our acquisition of LTA was a private equity fund. We expect to pursue similar acquisitions for the next several years.

We also intend to expand our institutional pharmacy business. We acquired our first pharmacy in Wisconsin in 2003. As described in "Business—Recent Developments", during 2004 we acquired a second pharmacy located in Nebraska. Whenever we buy an institutional pharmacy business, we seek to grow its business by providing pharmacy services at our senior living communities within the same service area. We estimate that the average resident of one of our independent living or assisted living communities spends approximately $2,800 per year on pharmacy services and the average resident of one of our nursing homes spends approximately $3,200 per year. We are currently interested in acquiring pharmacies in other areas where we own senior living communities. We can provide no assurances that we will be able to continue these pharmacy expansion activities, but we intend to do so.

Although expansion of our nursing home business is not our primary growth strategy, we have in the past considered acquiring more nursing homes. Most nursing homes are financially dependent upon the Medicare and Medicaid programs. Accordingly, we believe the potential for profitable operations of nursing homes is limited by government rate setting. In these circumstances, we are only interested in expanding our nursing home operations at prices which we believe take account of the risks inherent in government funding. In the past few years, we have been unable to buy nursing homes at prices we consider appropriate, but we may continue to investigate such opportunities in the future.

TYPES OF COMMUNITIES

Our present business plan contemplates the ownership, leasing and management of independent living apartments or congregate care communities, assisted living communities, specialty care suites and nursing homes. Some communities combine more than one type of service in a single building or campus.

Independent living apartments or congregate care communities

Independent living properties, or congregate care communities, provide high levels of privacy to residents and require residents to be capable of relatively high degrees of independence. An independent living apartment usually bundles several services as part of a regular monthly charge. For example, one or two meals per day in a central dining room, weekly maid service or a social director may be included in the base charge. Additional services are generally available from staff employees on a fee for service basis. In some independent living properties, separate parts of the community are dedicated to assisted living or nursing services. Our business includes 4,960 independent living apartments in 39 communities.

Assisted living communities

Assisted living communities are typically comprised of one bedroom units which include private bathrooms and efficiency kitchens. Services bundled within one charge usually include three meals per day in a central dining room, daily housekeeping, laundry, medical reminders and 24 hour availability of assistance with the activities of daily living such as dressing and bathing. Professional nursing and healthcare services are usually available at the community on call or at regularly scheduled times. Our business includes 6,004 assisted living suites in 101 communities.

Specialty care suites

Specialty care suites offer specialized programs for patients suffering from specific illnesses, usually Alzheimer's disease. Our business includes 283 specialty care suites in 9 communities.

Nursing homes

Nursing homes generally provide extensive nursing and healthcare services similar to those available in hospitals, without the high costs associated with operating theaters, emergency rooms or intensive care units. A typical purpose built nursing home includes mostly two bedrooms with a separate bathroom in each room and shared dining and bathing facilities. Some private rooms are available for those residents who can afford to pay higher rates or for residents whose medical conditions require segregation. Nursing homes are staffed by licensed nursing professionals 24 hours per day. Our business includes 6,313 nursing home beds in 76 communities.

OPERATING STRUCTURE AND CORPORATE STAFFING

We have multiple regional offices, which are located throughout the country. Each regional office is responsible for multiple communities and is headed by a regional director of operations with extensive experience in the senior living industry. Each regional office is typically supported by a clinical or wellness director, a rehabilitation services director, a regional accounts manager, a human resources specialist and a sales and marketing specialist. Regional staff are responsible for all our community operations within the region, including:

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resident services;

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marketing and sales;

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hiring of all community personnel;

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compliance with applicable legal and regulatory requirements; and

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supporting our development and acquisition plans within their region.

Our home office staff performs the following tasks:

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general oversight of our regional staff and pharmacy operations;

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the establishment of company wide policies and procedures relating to resident care;

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human resources policies and procedures;

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information technology;

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Medicare and Medicaid billing;

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licensing and certification maintenance;

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legal services;

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central purchasing;

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budgeting and supervision of maintenance and capital expenditures;

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implementation of our growth strategy; and

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accounting and finance functions, including operations budgeting, accounts receivable and collections, accounts payable, payroll, general finance and accounting, and tax planning and compliance.

INDEPENDENT AND ASSISTED LIVING COMMUNITY STAFFING

Each of the independent and assisted living communities we operate for our own account has an executive director responsible for the day to day operations of the community, including quality of care, resident services, sales and marketing, financial performance and staff supervision. The executive director is supported by department heads, who oversee the care and service of the residents, a wellness director, who is responsible for coordinating the services necessary to meet the health care needs of our residents and a marketing director, who is responsible for selling our services. Other key positions include the dining services coordinator, the activities coordinator and the property maintenance coordinator.

NURSING HOME STAFFING

Each of our nursing homes is managed by a state licensed administrator who is supported by other professional personnel, including a director of nursing, an activities director, a marketing director, a social services director, a business office manager, and physical, occupational and speech therapists. Our directors of nursing are state licensed nurses who supervise our registered nurses, licensed practical nurses and nursing assistants. Staff size and composition vary depending on the size and occupancy of each nursing home and on the type of care provided by the nursing home. Our nursing homes also contract with physicians who provide certain additional medical services.

PHARMACY OPERATIONS AND STAFFING

Our pharmacy operations provide goods and services to operators and residents of senior living communities; we do not sell to the public generally. At our pharmacy we have an executive director who is a state licensed pharmacist, who manages the pharmacy and supervises billing. The executive director is responsible for the day to day operations of the business including sales and marketing, financial performance, monitoring state regulated codes regarding the dispensing of controlled substances and staff supervision. Other pharmacy personnel, include licensed dispensing pharmacists, a director of pharmacy consultation, medical records director, nurse consultant, pharmacy technicians and billing personnel.

OUR SENIOR LIVING COMMUNITIES

Our business includes 160 senior living communities which may be categorized into four groups as follows:

		Type of units
Ownership	No. of communities	Indep. living apts.	Assist. living suites	Special care beds	Nursing home beds	Total living units	Occupancy through Sept. 30, 2004	Revenues for the nine months ended Sept. 30, 2004 annualized (in thousands)	Percent of revenues from private resources

Communities we operate and own or lease (from parties other than Senior Housing)	20	250	1,166	—	149	1,565	82%	$48,204	80%
Communities we operate and lease from Senior Housing	98	733	2,395	—	4,603	7,731	89%	331,292	42%
Communities we lease from Senior Housing and managed by Sunrise	30	3,977	1,486	283	1,561	7,307	90%	299,986	85%
Communities we operate for third party owners under management agreements	12	—	957	—	—	957	51%	18,011	100%

Totals:	160	4,960	6,004	283	6,313	17,560	87%	$697,493	63%

Communities we operate and own or lease (from parties other than Senior Housing)

Our business includes 20 communities owned or leased (from parties other than Senior Housing) containing 1,416 independent and assisted living units and 149 nursing beds located in nine states. The following table provides additional information about these communities and their operations:

		Type of units
Location	No. of communities	Indep. living apts.	Assist. living suites	Nursing home beds	Total living units	Occupancy through Sept. 30, 2004	Revenues for the nine months ended Sept. 30, 2004 annualized (in thousands)	Percent of revenues from private resources

1. Alabama	3	—	121	—	121	62%	$2,353	100%
2. Florida	1	136	70	—	206	91%	4,435	100%
3. Michigan	1	—	—	149	149	92%	11,258	13%
4. Missouri	1	114	—	—	114	61%	1,558	100%
5. North Carolina	4	—	351	—	351	77%	11,433	100%
6. Nebraska	1	—	73	—	73	92%	2,165	100%
7. South Carolina	5	—	238	—	238	88%	6,788	100%
8. Tennessee	3	—	226	—	226	92%	5,383	100%
9. Virginia	1	—	87	—	87	77%	2,831	100%

Totals:	20	250	1,166	149	1,565	82%	$48,204	80%

Communities we operate and lease from Senior Housing

We operate 98 communities which are leased from Senior Housing. These communities contain 7,731 living units and are located in 19 states. The following table provides additional information about these communities and their operations.

		Type of units
Location	No. of communities	Indep. living apts.	Assist. living suites	Nursing home beds	Total living units	Occupancy through Sept. 30, 2004	Revenues for the nine months ended Sept. 30, 2004 annualized (in thousands)	Percent of revenues from private resources

1. Alabama	3	—	132	—	132	96%	$4,257	100%
2. Arizona	2	—	52	125	177	78%	6,344	22%
3. California	6	84	165	397	646	93%	29,291	34%
4. Colorado	7	64	—	747	811	87%	41,805	24%
5. Connecticut	2	—	—	300	300	97%	22,270	8%
6. Georgia	10	—	287	338	625	91%	23,939	41%
7. Iowa	7	19	—	476	495	90%	24,971	16%
8. Kansas	2	140	—	55	195	84%	5,134	64%
9. Kentucky	4	—	193	—	193	90%	5,523	100%
10. Maryland	6	275	324	—	599	89%	21,091	100%
11. Michigan	1	—	—	124	124	89%	10,904	9%
12. Missouri	2	—	—	180	180	81%	4,556	19%
13. Nebraska	14	—	—	817	817	86%	33,675	30%
14. North Carolina	1	—	89	—	89	96%	3,452	100%
15. South Carolina	7	—	304	—	304	90%	9,284	100%
16. Tennessee	6	—	301	—	301	89%	9,359	100%
17. Virginia	9	143	548	—	691	86%	22,708	100%
18. Wisconsin	7	—	—	861	861	90%	44,582	21%
19. Wyoming	2	8	—	183	191	81%	8,147	23%

Totals:	98	733	2,395	4,603	7,731	89%	$331,292	42%

Communities we lease from Senior Housing and managed by Sunrise

Thirty of our communities are leased from Senior Housing and managed by Sunrise. These communities contain 7,307 living units and are located in 13 states. The following table provides additional information about these communities and their operations.

		Type of units
								Revenues for the nine months ended Sept. 30, 2004 annualized (in thousands)	Percent of revenues from private resources
Location	No. of communities	Indep. living apts.	Assist. living suites	Special care beds	Nursing home beds	Total living units	Occupancy through Sept. 30, 2004

1. Arizona	3	522	143	28	188	881	90%	$32,837	86%
2. California	2	246	100	—	59	405	90%	19,836	86%
3. Delaware	5	335	173	26	341	875	94%	45,223	82%
4. Florida	5	885	331	—	95	1,311	88%	40,370	87%
5. Indiana	1	117	—	30	74	221	91%	11,117	79%
6. Kansas	1	117	30	—	60	207	97%	9,720	81%
7. Kentucky	3	380	55	—	171	606	95%	25,044	86%
8. Massachusetts	1	—	125	—	—	125	98%	6,704	88%
9. New Jersey	1	217	108	31	60	416	70%	13,153	95%
10. New Mexico	1	114	35	—	60	209	97%	10,499	86%
11. Ohio	1	144	87	25	60	316	88%	14,015	85%
12. South Carolina	1	—	60	36	68	164	93%	6,293	85%
13. Texas	5	900	239	107	325	1,571	90%	65,175	82%

Totals:	30	3,977	1,486	283	1,561	7,307	90%	$299,986	85%

Communities we operate for third party owners under management agreements

Our business includes 12 communities that we manage for third parties under separate management agreements. These communities contain 957 assisted living units that are located in four states. We are responsible for all operations, hire all employees and provide administrative services for all of these communities. Under seven of these management agreements, we receive fees for our services ranging from 5% to 6% of the managed communities' gross revenues. Under the remaining five management agreements, we receive the greater of an aggregate of $65,000 per month or 6% of the managed communities' gross revenues. One of these communities is currently closed, though we still receive a monthly fee. These 12 management agreements have terms ranging from one to five years, with renewal options. However, until November 2005, the owner of 11 of these communities may terminate any of our management agreements with them upon 60 days' notice to us. The following table provides additional information about these communities and their operations.

Location	No. of communities	Total living units	Occupancy through Sept. 30, 2004	Revenues for the nine months ended Sept. 30, 2004 annualized (in thousands)	Percent of revenues from private resources

1. Florida	5	515	44%	$8,179	100%
2. Georgia	5	334	57%	6,796	100%
3. North Carolina	1	52	41%	784	100%
4. Virgina	1	56	95%	2,252	100%

Totals:	12	957	51%	$18,011	100%

OUR SENIOR HOUSING LEASES

We have four leases with Senior Housing, three for the communities that we operate and one for the communities managed by Sunrise. The material terms of these leases include the following:

Minimum rent

Our minimum rent obligations for the communities we operate is approximately $31.5 million per year, and for the communities managed by Sunrise is approximately $63.8 million per year.

Percentage rent

We are required to pay additional rent under our leases. This rent is payable and calculated separately for the lease relating to the communities that Sunrise manages for us and for the three leases, on a combined basis, relating to the communities we operate. The percentage rent equals 4% of the amount by which gross revenues of properties subject to the three leases for the communities we operate or the communities managed by Sunrise, as the case may be, in a year exceeds gross revenues of the properties under the three leases or the Sunrise lease, as the case may be, in a base year for each particular property. The base year for the communities we recently acquired from LTA and lease from Senior Housing is 2006 and percentage rent begins in 2007. The base year for all other communities we lease from Senior Housing is 2005 and percentage rent begins in 2006.

Term

The terms of these leases are as follows:

		Initial expiration date	Renewal terms

•	Leases for communities operated by us	December 31, 2020	One 15 year renewal option.
•	Lease for communities managed by Sunrise	December 31, 2017	Two consecutive renewal options for 10 and 5 years (15 years total).

Operating costs

Each lease is a so-called "triple-net" lease which requires us to pay all costs incurred in the operation of the communities, including the costs of personnel, service to residents, insurance and real estate and personal property taxes.

Rent during renewal term

Rent during each renewal term is the same as the minimum rent and percentage rent payable during the initial term.

Non economic circumstances

If we determine that continued operations of one or more communities is not economically practical, we may negotiate with Senior Housing to include a substitute property under the leases or close or sell that community, including Senior Housing's ownership in the property. In the event of such a sale, Senior Housing receives the net proceeds and our rent for the remaining communities in the affected lease is reduced according to formulas set forth in the leases.

Maintenance and alterations

We are required to operate continuously and maintain, at our expense, the leased communities in good order and repair, including structural and nonstructural components. We may request Senior Housing to fund amounts needed for repairs and renovations in return for rent adjustments to provide Senior

Housing a return on its investment according to formulas set forth in the leases. At the end of each lease term, we are required to surrender the leased communities in substantially the same condition as existed on the commencement date of the lease, subject to any permitted alterations and subject to ordinary wear and tear.

Assignment and subletting

Senior Housing's consent is generally required for any direct or indirect assignment or sublease of any of the communities. In the event of any assignment or subletting, we will remain liable under the applicable lease.

Indemnification and insurance

With limited exceptions, we are required to indemnify Senior Housing from all liabilities which may arise from the ownership or operation of the communities. We generally are required to maintain commercially reasonable insurance, including:

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"all-risk" property insurance, in an amount equal to 100% of the full replacement cost of the communities;

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business interruption insurance;

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comprehensive general liability insurance, including bodily injury and property damage, in amounts as are generally maintained by companies providing senior living services;

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flood insurance if any community is located in whole or in part in a flood plain;

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workers compensation insurance if required by law; and

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such additional insurance as may be generally maintained by companies providing senior living services, including professional and general liability insurance.

Each lease requires that Senior Housing be named as an additional insured under these policies.

Damage, destruction, condemnation and environmental matters

If any of the leased communities is damaged by fire or other casualty or taken for a public use, we are generally obligated to rebuild unless the community cannot be restored. If the community cannot be restored, Senior Housing will generally receive all insurance or taking proceeds and we are liable to Senior Housing for the amount of any deductible or deficiency between the replacement cost and the insurance proceeds, and our rent is adjusted pro rata. We are also required to remove and dispose of any hazardous substance at the leased communities in compliance with all applicable environmental laws and regulations.

Events of default

Events of default under each lease include the following:

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our failure to pay rent or any other sum when due;

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our failure to maintain the insurance required under such lease;

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any person or group acquiring ownership of 9.8% or more of our outstanding voting stock or any change in our control or sale of a material portion of our assets without Senior Housing's consent;

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the occurrence of certain events with respect to our insolvency or dissolution;

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our default under indebtedness which gives the holder the right to accelerate;

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our being declared ineligible to receive reimbursement under Medicare or Medicaid programs for any of the leased communities which participate in such programs or the revocation of any material license required for our operations; and

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our failure to perform any terms, covenants or agreements of the leases and the continuance thereof for a specified period of time after written notice.

Remedies

Upon the occurrence of any event of default, each lease provides that, among other things, Senior Housing may, to the extent legally permitted:

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accelerate the rents;

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terminate the leases in whole or in part;

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enter the property and take possession of any and all our personal property and retain or sell the same at a public or private sale;

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make any payment or perform any act required to be performed by us under the leases; and

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rent the property and recover from us the difference between the amount of rent which would have been due under the lease and the rent received from the re-letting.

We are obligated to reimburse Senior Housing for all costs and expenses incurred in connection with any exercise of the foregoing remedies.

Management

We may not enter into any new management agreement or amend or modify any management agreement with Sunrise affecting any leased community without the prior written consent of Senior Housing.

Lease subordination

Our leases may be subordinated to any mortgages on properties leased from Senior Housing.

Financing limitations; security

We may not incur debt secured by our investments in our tenant subsidiaries. Further, our tenant subsidiaries are prohibited from incurring liabilities other than operating liabilities incurred in the ordinary course of business, liabilities secured by our accounts receivables or purchase money debt. We have pledged 100% of the equity interests of certain of our tenant subsidiaries to Senior Housing or its lenders, and we may pledge interests in our leases only if consented to by Senior Housing.

FF&E reserves

We are required under our lease for the communities managed by Sunrise to make deposits into certain accounts that we own for replacements and improvements known as FF&E Reserves. Senior Housing has a security and remainder interest in these accounts and in all property purchased with funding from these accounts.

SUNRISE MANAGEMENT AGREEMENTS

The following is a description of the material terms of our management agreements with Sunrise:

Term

Generally each of the management agreements has an initial term expiring in 2027, with one five-year renewal term at Sunrise's option.

Community services

Our contract with Sunrise delegates to Sunrise the responsibility for operations of the managed communities, including obtaining and maintaining all insurance, establishing resident care policies and procedures, carrying out and supervising all necessary repairs and maintenance, procuring food, supplies, equipment, furniture and fixtures, and establishing prices, rates and charges for services provided. Sunrise also recruits, employs and directs all community based employees.

Central services

Sunrise also furnishes certain central administrative services, which are provided on a central or regional basis to all senior living communities managed by Sunrise. Such services include: (1) marketing and public relations; (2) human resources program development; (3) information systems development and support; and (4) centralized computer payroll and accounting.

FF&E reserves and capital improvements

Sunrise has established an FF&E Reserve account under each management agreement to cover the expected recurring cost of replacements and renewals to the furniture, furnishings, fixtures, soft goods, case goods, vehicles and equipment, and for building repairs and maintenance which are normally capitalized. The FF&E Reserve accounts are funded from the operating revenues of the managed communities. The amount of this funding varies among the managed communities; however, for most communities it is currently set at 2.85% of gross revenues and will gradually increase to 3.5% of gross revenues. In 2003 we deposited $8.1 million into these accounts. In the event major capital improvements are required, or if the amounts set aside in the FF&E Reserve accounts are inadequate for required repairs, we may be required to separately fund such repairs and improvements. Any such separate funding which we provide increases the amount of our owner's priority, described below. The amount of FF&E Reserve funding required under our Sunrise management agreements is the same as the funding required by our Senior Housing lease for these communities. Also, under our lease we have the option to request Senior Housing to provide any required separate funding in return for rent adjustments to provide Senior Housing a return on its investment according to a formula set forth in the lease.

Fees

For its management services, Sunrise receives a base fee generally equal to 5% of the managed communities' gross revenues, plus an incentive fee generally equal to 20% of operating cash flows in excess of owner's priority amounts, as defined in the agreements. For its central services, Sunrise receives a fee generally equal to 2% of gross revenues. During 2003 and 2002 management and central services fees paid to Sunrise and Sunrise's predecessor, Marriott, totaled $17.4 million and $16.6 million, respectively.

Owners priority

We receive the profits of the Sunrise managed communities on a priority basis before Sunrise receives any incentive fees. The amount of the owner's priority for each managed community is established based upon a specified rate of return on historical capital investments in these communities, including capital improvements during the term of the management agreements which are funded by us or Senior Housing in addition to the FF&E Reserve. For fiscal years 2003 and 2002, the aggregate amount of owner's priority for all communities managed by Sunrise was $69.4 million and $69.3 million, respectively.

Pooling

Twenty-nine of the communities are subject to pooling arrangements whereby the calculation and payment of fees payable to Sunrise and owner's priority for several groups of these 29 communities are combined.

Defaults and termination

The Sunrise management agreements contain various default and termination provisions. Our right to exercise termination options under the Sunrise management agreements is subject to approval by Senior Housing under the terms of the lease for these communities.

GOVERNMENT REGULATION AND REIMBURSEMENT

Our operations must comply with numerous federal, state and local statutes and regulations. Also, the healthcare industry depends significantly upon federal and state programs for revenues and, as a result, is vulnerable to the budgetary policies of both the federal and state governments.

Independent living communities

Government benefits generally are not available for services at independent living communities and the resident charges in these communities are paid from private resources. However, a number of Federal Supplemental Security Income program benefits pay housing costs for elderly or disabled residents to live in these types of residential communities. The Social Security Act requires states to certify that they will establish and enforce standards for any category of group living arrangement in which a significant number of Supplemental Security Income residents reside or are likely to reside. Categories of living arrangements which may be subject to these state standards include independent living apartments and assisted living communities. Because independent living apartments usually offer common dining facilities, in many locations they are required to obtain licenses applicable to food service establishments in addition to complying with land use and life safety requirements. In many states, independent living apartment communities are licensed by state or county health departments, social service agencies or offices on aging with jurisdiction over group residential communities for seniors. To the extent that independent living apartments include units in which assisted living or nursing services are provided, these units are subject to applicable state licensing regulations, and if the communities receive Medicaid or Medicare funds, to certification standards. In some states, insurance or consumer protection agencies regulate independent living apartments in which residents pay entrance fees or prepay for services. One community which we acquired in 2002 includes 32 independent living apartments where rent rates are regulated by the requirement of a tax exempt bond financing.

Assisted living communities

According to the National Academy for State Health Policy, a majority of states provide or are approved to provide Medicaid payments for residents in some assisted living communities under waivers granted by the Federal Center for Medicare and Medicaid Services, or CMS, or under Medicaid state plans, and certain other states are planning some Medicaid funding by preparing or requesting waivers to fund assisted living demonstration projects. Because rates paid to assisted living community operators are generally lower than rates paid to nursing home operators, some states use Medicaid funding of assisted living as a means of lowering the cost of services for residents who may not need the higher intensity of health related services provided in nursing homes. States that administer Medicaid programs for assisted living communities are responsible for monitoring the services at, and physical conditions of, the participating communities. Different states apply different standards in these matters, but generally we believe these monitoring processes are similar to the concerned states' inspection processes for nursing homes.

In light of the large number of states using Medicaid to purchase services at assisted living communities and the growth of assisted living in recent years, a majority of states have adopted licensing standards applicable to assisted living communities. A majority of states have licensing statutes or standards specifically using the term "assisted living" and have requirements for communities servicing people with Alzheimer's disease or dementia. The majority of states have revised their licensing regulations recently or are reviewing their policies or drafting or revising their regulations. State regulatory models vary; there is no national consensus on a definition of assisted living, and no uniform approach by the states to regulating assisted living communities. Most state licensing standards apply to assisted living communities whether or not they accept Medicaid funding. Also, according to the National Academy for State Health Policy, a few states require certificates of need from state health planning authorities before new assisted living communities may be developed. Based on our analysis of current economic and regulatory trends, we believe that assisted living communities that become dependent upon Medicaid payments for a majority of their revenues may decline in value because Medicaid rates may fail to keep up with increasing costs. We also believe that assisted living communities located in states that adopt certificate of need requirements or otherwise restrict the development of new assisted living communities may increase in value because these limitations upon development may help ensure higher occupancy and higher non-governmental rates.

Two federal government studies and a recent report to a Senate committee by an assisted living working group provide background information and make recommendations regarding the regulation of, and the possibility of increased governmental funding for, the assisted living industry. The first study, an April 1999 report by the General Accounting Office to the Senate Special Committee on Aging on assisted living communities in four states, found a variety of residential settings serving a wide range of resident health and care needs. The General Accounting Office found that consumers often receive insufficient information to determine whether a particular community can meet their needs and that state licensing and oversight approaches vary widely. The General Accounting Office anticipates that as the states increase the use of Medicaid to pay for assisted living, federal financing will likewise grow, and these trends will focus more public attention on the place of assisted living in the continuum of long term care and upon state standards and compliance approaches. In June 2003, the General Accounting Office recommended that CMS strengthen its oversight of state Medicaid waiver programs and quality assurance programs. The second study, a National Study of Assisted Living for the Frail Elderly, was funded by the U.S. Department of Health and Human Services Assistant Secretary for Planning and Evaluation and reported on the effects of different service and privacy arrangements on resident satisfaction, aging in place and affordability. In 2001, 2002 and 2003, the Senate Special Committee on Aging held hearings on assisted living and its role in the continuum of care and on community-based alternatives to nursing homes. In April 2003, an assisted living working group consisting of almost 50 organizations involved in assisted living, representing providers, consumers, accrediting and state regulatory organizations and others, provided a report to the Senate Special Committee on Aging. This workgroup could not agree on a definition for "assisted living" or on model standards, but presented recommendations on subjects ranging from staffing and funding to state regulatory approaches. We cannot predict whether these studies and reports will result in governmental policy changes or new legislation, or what impact any changes may have. Based upon our analysis of current economic and regulatory trends, we do not believe that the federal government is likely to have a material impact upon the current regulatory environment in which the assisted living industry operates unless it also undertakes expanded funding obligations, and we do not believe a materially increased financial commitment from the federal government is presently likely. However, we do anticipate that assisted living communities will increasingly be licensed and regulated by the various states, and that, in the absence of federal standards, the states' policies will continue to vary widely.

Nursing homes-reimbursement

About 64% of all nursing home revenues in the U.S. in 2002 (the most recent date for which information seems to be publicly available) came from publicly funded programs, including about 49% from Medicaid programs and 13% from the Medicare program. Nursing homes are among the most highly regulated businesses in the country. The federal and state governments regularly monitor the quality of care provided at nursing homes. State health departments conduct surveys of resident care and inspect the physical condition of nursing home properties. These periodic inspections and occasional changes in life safety and physical plant requirements sometimes require nursing home operators to make significant capital improvements. These mandated capital improvements have in the past usually resulted in Medicare and Medicaid rate adjustments, albeit on the basis of amortization of expenditures over expected useful lives of the improvements. A Medicare prospective payment system, or PPS, was phased in over three years beginning with cost reporting years starting on or after July 1, 1998. Under this Medicare payment system, capital costs are part of the prospective rate and are not community specific. This Medicare payment system and other recent legislative and regulatory actions with respect to state Medicaid rates are limiting the reimbursement levels for some nursing home services. At the same time federal and state enforcement and oversight of nursing homes are increasing, making licensing and certification of these communities more rigorous.

The current Medicare payment system was established by the Balanced Budget Act of 1997, and was intended to reduce the rate of growth in Medicare payments for skilled nursing communities. Before the current Medicare payment system, Medicare rates were community specific and cost-based. Under the current Medicare payment system, skilled nursing facilities receive a fixed payment for each day of care provided to residents who are Medicare beneficiaries. Each resident is assigned to one of 44 care groups depending on that resident's medical characteristics and service needs. Per diem payment rates are based on these care groups. Medicare payments cover substantially all services provided to Medicare residents in skilled nursing communities, including ancillary services such as rehabilitation therapies. The Medicare payment system is intended to provide incentives to providers to furnish only necessary services and to deliver those services efficiently. During the three year phase in period, Medicare rates for skilled nursing communities were based on a blend of community specific costs and rates established by the new Medicare payment system. According to the General Accounting Office, between fiscal year 1998 and fiscal year 1999, the first full year of the changed Medicare payment system phase in, the average Medicare payment per day declined by about 9%.

Since November 1999, Congress has provided some relief from the impact of the Balanced Budget Act of 1997. Effective April 1, 2000, the Medicare, Medicaid and State Children's Health Insurance Program Balanced Budget Refinement Act of 1999 temporarily boosted payments for certain skilled nursing cases by 20% and allowed skilled nursing communities to transition more rapidly to the federal payment system. This Act also increased the Medicare payment rates by 4% for fiscal years 2001 and 2002 and imposed a two-year moratorium on some therapy limitations for skilled nursing patients covered under Medicare Part B. In December 2000, the Medicare, Medicaid and State Children's Health Insurance Program Benefits Improvement and Protection Act of 2000 was approved. Effective April 1, 2001 to October 1, 2002, this Act increased the nursing component of the payment rate for each care group by 16.66%. This Act also increased annual inflation adjustments for fiscal year 2001, increased rehabilitation care group rates by 6.7%, maintained the previously temporary 20% increase in the other care group rates established in 1999, and extended the moratorium on some therapy reimbursement rate caps through 2000. However, as of October 1, 2002, the 4% across the board increase in Medicare payment rates and the 16.66% increase in the nursing component of the rates expired. Effective October 1, 2003, CMS has increased the annual inflation update to skilled nursing community rates by 3% per year, and added an additional 3.26% for the year beginning October 1, 2003, to account for inflation underestimates in prior years. The 20% increase for the skilled nursing care groups and the 6.7% increase in rehabilitation care group rates will expire when the current resource utilization groups are refined. Effective December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 set a new moratorium on implementation of some therapy reimbursement rate caps through 2005.

Nursing homes-survey and enforcement

CMS has undertaken an initiative to increase the effectiveness of Medicare and Medicaid nursing home survey and enforcement activities. CMS's initiative follows a July 1998 General Accounting Office investigation which found inadequate care in a significant proportion of California nursing homes and CMS's July 1998 report to Congress on the effectiveness of the survey and enforcement system. In 1999, the U.S. Department of Health and Human Services Office of Inspector General issued several reports concerning quality of care in nursing homes, and the General Accounting Office issued reports in 1999, 2000 and 2003 which recommended that CMS and the states strengthen their compliance and enforcement practices, including federal oversight of state actions, to better ensure that nursing homes provide adequate care. Since 1998, the Senate Special Committee on Aging has been holding hearings on these issues. CMS is taking steps to focus more survey and enforcement efforts on nursing homes with findings of substandard care or repeat violations of Medicare and Medicaid standards and to identify chain operated communities with patterns of noncompliance. CMS is also increasing its oversight of state survey agencies and requiring state agencies to use enforcement sanctions and remedies more promptly when substandard care or repeat violations are identified, to investigate complaints more promptly, and to survey communities more consistently. In addition, CMS has adopted regulations expanding federal and state authority to impose civil money penalties in instances of noncompliance. Medicare survey results and nursing staff hours per resident for each nursing home are posted on the Medicare website at www.medicare.gov. When deficiencies under state licensing and Medicare and Medicaid standards are identified, sanctions and remedies such as denials of payment for new Medicare and Medicaid admissions, civil monetary penalties, state oversight and loss of Medicare and Medicaid participation or licensure may be imposed. We receive notices of potential sanctions and remedies from time to time, and such sanctions have been imposed from time to time on us. If we are unable to cure deficiencies which have been identified or that are identified in the future, additional sanctions may be imposed, and if imposed, may adversely affect our ability to meet our financial obligations and negatively affect our financial condition and results of operations.

In 2000 and 2002 CMS issued reports on its study linking nursing staffing levels with quality of care, and CMS is assessing the impact that minimum staffing requirements would have on community costs and operations. In a report presented to Congress in 2002, the Department of Health and Human Services found that 90% of nursing homes lack the nurse and nurse aide staffing necessary to provide adequate care to residents. The Bush administration has indicated that it does not intend to impose minimum staffing levels or to increase Medicare or Medicaid rates to cover the costs of increased staff at this time, but CMS is now publishing the nurse staffing level at each nursing home on its internet site to increase market pressures on nursing home operators.

Federal efforts to target fraud and abuse and violations of anti-kickback laws and physician referral laws by Medicare and Medicaid providers have also increased. In March 2000, the U.S. Department of Health and Human Services Office of Inspector General issued compliance guidelines for nursing communities to assist them in developing voluntary compliance programs to prevent fraud and abuse. Also, new rules governing the privacy, use and disclosure of individually identified health information became final in 2001 and took effect in 2003, with civil and criminal sanctions for noncompliance. An adverse determination concerning any of our licenses or eligibility for Medicare or Medicaid reimbursement or the costs of required compliance with applicable federal or state regulations could adversely affect our ability to meet our financial obligations and negatively affect our financial condition and results of operations.

Nursing homes-certificates of need

Most states limit the number of nursing homes by requiring developers to obtain certificates of need before new communities may be built. Also, states such as California and Texas that have eliminated certificate of need laws often have retained other means of limiting new nursing home development, such as the use of moratoria, licensing laws or limitations upon participation in the state Medicaid program. We believe that these governmental limitations may make nursing homes more valuable by limiting competition.

Other matters

Under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, Medicare beneficiaries may receive prescription drug benefits beginning in 2006 by enrolling in private health plans or managed care organizations, or if they remain in traditional Medicare, by enrolling in stand alone prescription drug plans. A number of legislative proposals that would affect major reforms of the healthcare system have been introduced in the U.S. Congress and many state governments, such as programs for national health insurance, the option of block grants for states rather than federal matching money for certain state Medicaid services, additional Medicare and Medicaid reforms and federal and state cost containment measures. In connection with recent fiscal pressures on state governments, legislation and regulation to reduce Medicaid nursing home payment rates in some states are possible in the future. We cannot predict whether any of these legislative or regulatory proposals will be adopted or, if adopted, what effect, if any, these proposals would have on our business.

INSURANCE

Litigation against senior living operators has been increasing during the past few years. Several cases by nursing home patients or their families who have won large monetary awards for mistreatment have been widely publicized. The amount of such litigation in Florida has been particularly significant. As a result, liability insurance costs are rising and, in some cases, such insurance is not available to some senior living operators. We have liability insurance for the properties which we now operate. Only one of these communities is located in Florida and the Florida community has no nursing home beds. Sunrise is responsible for obtaining insurance for the senior living communities which Sunrise manages for us. These communities include six in Florida (885 independent living apartments, 442 assisted living suites and 95 nursing home beds).

In recent years our insurance costs for workers compensation and employee healthcare have also increased significantly. This is especially so with respect to workers compensation insurance in California where we operate six communities with about 575 employees and where Sunrise operates for our account two communities with about 293 employees.

To partially offset these insurance cost increases, we have taken several actions including the following:

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we have increased the deductible or retention amounts for which we are liable under our liability insurance;

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we have established an offshore captive insurance company which participates in our liability insurance program. Some of our premiums for liability insurance are paid to this company which may retain some of these amounts and the earnings on these amounts based upon our actual claims experiences;

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we have acquired a different offshore insurance company and established a captive insurance program for our workers compensation insurance obligations in those states which permit such arrangements. This program may allow us to reduce our net workers compensation insurance costs by allowing us to retain the earnings on our reserves, provided our claims experience is as projected by various statutory and actuarial formulas;

–>
we have also increased the amounts which some of our employees are required to pay for health insurance coverage and as co-payments for health services and pharmaceutical prescriptions and decreased the amount of certain healthcare benefits;

–>
we have increased the deductible or retention amounts for our health insurance obligations;

–>
we have hired professional advisors to help us establish programs to reduce our insured workers compensation and professional and general liabilities, including a program to monitor and pro-actively settle liability claims and to reduce workplace injuries;

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we have hired professionals to help us establish appropriate reserves for our retained liabilities and captive insurance programs; and

–>
we have hired an asset manager for the Sunrise managed properties who, among other duties, monitors various insurance programs for these properties.

Our current insurance arrangements generally expire in June 2005. We do not know if our insurance charges and self-insurance reserve requirements will continue to increase, and we cannot now predict the amount of any such increase, or to what extent, if at all, we may be able to offset any increase through use of higher deductibles, retention amounts, self insurance or other means in the future.

COMPETITION

The senior living services business is highly competitive. We compete with service providers offering alternate types of services, such as home healthcare services, as well as other companies providing community based services. Our management team has been assembled within the past four years, and, although we believe it is experienced and highly talented, it does not have extensive experience working together. We expect we may expand our business with Senior Housing; however, Senior Housing is not obligated to provide us with opportunities to lease additional properties. We have large lease obligations and limited financeable assets. Many of our competitors have greater financial resources than we do. For all of these reasons and others, we cannot provide any assurance that we will be able to compete successfully for business in the senior living industry.

ENVIRONMENTAL MATTERS

Under various federal, state and local laws, owners as well as tenants and operators of real estate may be required to investigate and clean up hazardous substances released or otherwise present at a property, and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean up costs incurred in connection with any such hazardous substances. Under our leases, we have also agreed to indemnify Senior Housing for any such liabilities related to the leased communities. In addition, some environmental laws create a lien on a contaminated site in favor of the government for damages and costs it incurs in connection with the contamination, which lien may be senior in priority to our leases. We have reviewed environmental surveys of our leased and owned communities. Based upon that review we do not believe that any of these properties are subject to any material environmental contamination. However, no assurances can be given that a prior owner, operator or occupant of our communities did not create a material environmental condition not known to us which might have been revealed by more in depth study of the properties; or future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations) will not result in the imposition of environmental liability upon us. The presence or discovery of any material environmental contaminants could have a material adverse impact on us.

EMPLOYEES

We have approximately 9,250 employees, including approximately 6,800 full time equivalents. Approximately 700 employees, including 475 full time equivalents, are represented under five collective bargaining agreements, all of which have remaining terms of one to three years. We have no other employment agreements. We believe our relations with our union and non-union employees are good.

INTERNET WEBSITE

Our internet address is www.5sqc.com. We make available, free of charge, through the "SEC Filings" tab under the "Financials" section of our internet website, our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such forms are electronically filed with the Securities and Exchange Commission, or SEC.

Any shareholder or other interested party who desires to communicate with our independent directors, individually or as a group, may do so by filling out a report at the "Governance" section of our website. Our board also provides a process for interested persons to send communications to the entire board. Information about the process for sending communications to our board can be found at the "Governance" section of our website.

Copies of our governance guidelines, code of ethics and the charters of our audit, quality of care, compensation and nominating and governance committees may be obtained free of charge by writing to our Secretary, Five Star Quality Care, Inc., 400 Centre Street, Newton, MA 02458 or at our website www.5sqc.com under the heading "Governance."

Our website address is included several times in this prospectus as a textual reference only. The information in the website is not incorporated by reference into this prospectus.

LEGAL PROCEEDINGS

In the ordinary course of business we are involved in litigation incidental to our business; however, we are not aware of any material pending legal proceeding affecting us for which we might become liable or the outcome of which we expect to have a material impact on us.

Management

The following sets forth the names, ages and positions of our executive officers and directors as of December 7, 2004:

Name	Age	Position

Evrett W. Benton	56	President, Chief Executive Officer and Secretary
Rosemary Esposito, RN	61	Senior Vice President, Chief Operating Officer
Maryann Hughes	57	Vice President, Director of Human Resources
Bruce J. Mackey Jr.	34	Treasurer, Chief Financial Officer and Assistant Secretary
Barry M. Portnoy	59	Managing Director (term will expire in 2005)
Gerard M. Martin	70	Managing Director (term will expire in 2006)
Bruce M. Gans, M.D.	57	Director (term will expire in 2007)
Barbara D. Gilmore	54	Director (term will expire in 2005)
Arthur G. Koumantzelis	74	Director (term will expire in 2006)

EXECUTIVE OFFICERS

Evrett W. Benton has been our President, Chief Executive Officer and Secretary since 2001. Mr. Benton served as President and Chief Executive Officer of FSQ, Inc. from 2000 until it was acquired by us in January 2002. From 1999 until FSQ, Inc. began operations in 2000, Mr. Benton served as a business and legal consultant to RMR and Senior Housing in connection with their negotiations with former tenants of Senior Housing. Since 2000, Mr. Benton has been a Vice President of RMR. From 1997 to 1999, Mr. Benton was an independent consultant working in the healthcare and real estate industries. Mr. Benton is an attorney, and prior to 1997 he served as general counsel and chief administrative officer of a large publicly held healthcare services company and as a practicing attorney.

Rosemary Esposito, RN has been our Senior Vice President and Chief Operating Officer since 2001. Ms. Esposito has also been our Chief Clinical Officer since June 2002. Ms. Esposito served as Senior Vice President and Chief Operating Officer of FSQ, Inc. from 2001 until it was acquired by us in January 2002. From 1999 to 2001, Ms. Esposito was Vice President and Chief Operating Officer of Lenox Healthcare, Inc., a company in the business of providing community based healthcare services. From 1996 to 1999, Ms. Esposito was Vice President of Clinical Services of Lenox Healthcare, Inc.

Maryann Hughes has been our Vice President and Director of Human Resources since 2001. Ms. Hughes served as a Vice President and Director of Human Resources for FSQ, Inc. from 2000 until it was acquired by us in January 2002. From 1996 to 2000, Ms. Hughes was Senior Vice President of Human Resources for Olympus Healthcare Group, Inc., a company in the business of providing community based healthcare services.

Bruce J. Mackey Jr. has been our Treasurer, Chief Financial Officer and Assistant Secretary since 2001. Mr. Mackey served as Treasurer and Chief Financial Officer of FSQ, Inc. from 2001 until it was acquired by us in January 2002. Mr. Mackey has been a Vice President of RMR since 2001 and has served in various capacities with RMR and its affiliates for over five years. Mr. Mackey is a certified public accountant.

DIRECTORS

Barry M. Portnoy has been one of our managing directors since 2001. Mr. Portnoy is also a managing trustee of HRPT, HPT and Senior Housing, and has been since 1986, 1995 and 2002, respectively. Mr. Portnoy was a director and 50% owner of FSQ, Inc. from 2000 until it was acquired by us in January 2002. Mr. Portnoy is chairman and 50% beneficial owner of RMR and of RMR Advisors, Inc., a registered investment advisor to mutual funds, including RMR Real Estate Fund, RMR Hospitality and Real Estate Fund and RMR F.I.R.E. Fund, mutual funds where Mr. Portnoy has served as a managing trustee since 2003, 2004 and 2004, respectively. Mr. Portnoy is a Group I director and will serve until our 2005 annual meeting of shareholders.

Gerard M. Martin has been one of our managing directors since 2001. Mr. Martin is also a managing trustee of HRPT, HPT Senior Housing, and has been since 1986, 1995 and 1999, respectively. Mr. Martin was a director and 50% owner of FSQ, Inc. from 2000 until it was acquired by us in 2002. Mr. Martin is a director and 50% owner of RMR and of RMR Advisors, Inc., a registered investment advisor to mutual funds, including RMR Real Estate Fund, RMR Hospitality and Real Estate Fund and RMR F.I.R.E. Fund, mutual funds where Mr. Martin has served as a managing trustee since 2003, 2004 and 2004, respectively. Mr. Martin is a Group II director and will serve until our 2006 annual meeting of shareholders.

Dr. Bruce M. Gans has been one of our directors since 2001. Dr. Gans has been Chief Medical Officer at Kessler Institute for Rehabilitation since June 2001. He is also a Professor of Physical Medicine and Rehabilitation at UMDNJ-New Jersey Medical School. From 1999 to 2001, Dr. Gans was Senior Vice President for Continuing Care and Chairman of Physical Medicine and Rehabilitation at North Shore Long Island Jewish Health System and Professor of Physical Medicine and Rehabilitation at the Albert Einstein College of Medicine in New York City. From 1989 to 1999, Dr. Gans was a Professor and chairman of the Department of Physical Medicine and Rehabilitation at Wayne State University and a Senior Vice President of the Detroit Medical Center. Dr. Gans was a trustee of HRPT from 1995 to 1999. Dr. Gans served as a trustee of Senior Housing from 1999 to 2001, when he resigned to join our board. Dr. Gans is a Group II director and will serve until our 2007 annual meeting of shareholders.

Barbara D. Gilmore has been one of our directors since January 2004. Ms. Gilmore has served as a clerk to the Honorable Joel B. Rosenthal of the United States Bankruptcy Court, Western Division of the District of Massachusetts, since August 2001. Ms. Gilmore was a partner at Sullivan & Worcester LLP from 1993 to 2000. Ms. Gilmore is also a registered nurse and practiced and taught nursing for several years before attending law school. Ms. Gilmore is a Group I director and will serve until our 2005 annual meeting of shareholders.

Arthur G. Koumantzelis has been one of our directors since 2001. Mr. Koumantzelis has been the President and Chief Executive Officer of Gainesborough Investments LLC, a private investment company, since June 1998. Mr. Koumantzelis is also a trustee of a number of privately held business trusts and has other business interests. Mr. Koumantzelis has been a trustee of HPT, RMR Real Estate Fund, RMR Hospitality and Real Estate Fund and RMR F.I.R.E. Fund since 1995, 2003, 2004 and 2004, respectively. Mr. Koumantzelis was a trustee of Senior Housing from 1999 until his resignation in October 2003. Mr. Koumantzelis is a Group II director and will serve until our 2006 annual meeting of shareholders.

There are no family relationships among any of our directors or executive officers. Our executive officers serve at the discretion of our board.

COMPENSATION OF DIRECTORS

We pay each director other than Messrs. Martin and Portnoy an annual fee of $20,000, plus a fee of $500 for each board or committee meeting attended with a maximum fee of $1,000 per day. In addition, each director receives an annual grant of 4,000 of our common shares at the first meeting of our board following each annual meeting of shareholders. Board members are not separately compensated for serving on board committees; however, we pay the chairman of our audit committee an additional annual fee of $5,000, and the chairman of our governance committee and the chairman of our compensation committee an additional annual fee of $1,000 each, and the chairman of our quality of care committee an additional annual fee of $10,000. We reimburse directors for reasonable out-of-pocket expenses incurred in attending meetings of the board or board committees on which they serve. Messrs. Portnoy and Martin do not receive any cash compensation as directors or as members of board committees, but they do receive the annual share grants and they are reimbursed for their expenses.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our Board members are employees of ours or an employee of any of our subsidiaries. In 2003 our board served as our compensation committee. In March 2004, we determined that our compensation committee would be comprised only of our independent directors. Other relationships between us and our directors are described under "Management's discussion and analysis of financial condition and results of operations—Related Party Transactions."

EXECUTIVE COMPENSATION

The following table provides certain information concerning the compensation of our Chief Executive Officer and the other named executive officers for our past three fiscal years:

	Annual compensation					Long term compensation restricted share awards
Name and principal position	Year	Salary		Bonus

Evrett W. Benton President, Chief Executive Officer and Secretary	2003 2002 2001	$ $	200,000 200,000 —	$ $	300,000 250,000 —	$ $	35,000(1) — 26,040(2)
Rosemary Esposito, RN Senior Vice President, Chief Operating Officer and Chief Clinical Officer	2003 2002 2001	$ $	250,000 231,923 —	$ $	50,000 40,000 —		$17,500(1) — —
Maryann Hughes Vice President and Director of Human Resources	2003 2002 2001	$ $	159,377 140,962 —	$ $	35,000 30,000 —		$8,750(1) — —
Bruce J. Mackey Jr. Treasurer, Chief Financial Officer and Assistant Secretary	2003 2002 2001	$ $	189,619 127,692 —	$ $	100,000 48,000 —		$17,500(1) — —

(1)
All incentive share awards provide that one third of each award vests on the grant date and one third vests on or about each of the next two anniversaries following the grant. In the event an executive officer granted an incentive share award ceases to render significant services, whether as an employee or otherwise, to us, or to an affiliate of ours, the common shares which have not yet vested may be repurchased by us for nominal consideration. The dollar amounts shown in the table represent the vested and unvested total number of our common shares awarded during the year shown multiplied by the average high and low price for our common shares on the American Stock Exchange on the date of grant.

(2)
We were a wholly owned subsidiary of Senior Housing until December 31, 2001. In 2001, Mr. Benton received a grant of 2,000 Senior Housing common shares. One third of the shares awarded in 2001 vested upon the grant date, one third vested in 2002 and the remaining one third vested in 2003. The dollar amounts shown represent the total number of vested Senior Housing common shares awarded during the year shown, multiplied by the closing price for the Senior Housing common shares on the New York Stock Exchange on the grant date.

Except with respect to incentive share awards under Senior Housing's 1999 Incentive Share Award Plan, neither we nor Senior Housing paid compensation to our executive officers during 2001. Their compensation for services to us and Senior Housing was paid by FSQ, Inc. and RMR.

Messrs. Benton and Mackey each devote a substantial majority of their business time to providing services as our officers and employees; however, Messrs. Benton and Mackey also dedicate some of their business time to providing services to RMR. Therefore, in addition to receiving compensation paid by us, each of Messrs. Benton and Mackey receive compensation for these separate services to RMR from RMR and some equity compensation from companies affiliated with RMR. None of our executive officers has an employment agreement with us or RMR.

OUR STOCK OPTION AND STOCK INCENTIVE PLAN

We have adopted the Five Star Quality Care, Inc. 2001 Stock Option and Stock Incentive Plan, or the Plan. Under the Plan, we are authorized to grant our employees, officers, directors and other individuals rendering services to us and our subsidiaries equity based awards, including incentive stock options, nonqualified stock options, common shares, restricted common shares and stock appreciation rights. The Plan is administered by our board compensation committee. The Plan provides that the compensation committee has the authority to select the participants and determine the terms of the awards granted under the Plan.

An unvested incentive award is not transferable by the recipient except by will or by the laws of descent and distribution. Nonqualified stock awards are transferable only to the extent provided in the agreement relating to such award. In the event that termination of employment is due to death or disability, the stock award is exercisable for a maximum of 12 months after such termination. The aggregate number of shares which may be issued under the Plan is 650,000, of which 149,000 have been issued.

If you want more information about this plan you should review the copy of the Plan which has been filed as an exhibit to the registration statement of which this prospectus is a part.

Principal shareholders

The following table sets forth certain information regarding beneficial ownership of our common shares as of December 7, 2004 and as adjusted for this offering (assuming the underwriters do not exercise their over allotment option) of:

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each named executive officer;

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each of our directors;

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all directors and executive officers as a group; and

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each person or group known to us to be the beneficial owner of more than 5% of our common shares based on information available to us on December 7, 2004.

Unless otherwise indicated, each owner named below has sole voting and investment power for all common shares shown to be beneficially owned by that person or entity, subject to the matters set forth in the footnotes to the table below. The address of each named director and executive officer is c/o Five Star Quality Care, Inc., 400 Centre Street, Newton, Massachusetts 02458.

Our charter places restrictions on the ability of any person or group to acquire beneficial ownership of more than 9.8% (in number of shares or value, whichever is more restrictive) of any class of our equity shares. Additionally, the terms of our leases with Senior Housing and our agreement with RMR contain provisions whereby our rights under these agreements may be cancelled by Senior Housing and RMR, respectively, upon the acquisition by any person or group of more than 9.8% of our voting stock or upon other change in control events, as defined. If the breach of these ownership limitations causes a lease default, shareholders causing the default may become liable to us or to other shareholders for damages.

		Percentage of shares outstanding
Name	Number of shares	Before offering	After offering

Wells Fargo & Company(1)	833,791	9.8%	6.9%
Evrett W. Benton(2)	90,405	1.1%	*
Rosemary Esposito(2)	20,000	*	*
Bruce M. Gans, M.D.(3)	6,190	*	*
Barbara D. Gilmore(3)	5,000	*	*
Maryann Hughes(2)	10,000	*	*
Arthur G. Koumantzelis(3)	6,225.6	*	*
Bruce J. Mackey Jr.(2)	20,018.2	*	*
Gerard M. Martin(3)(4)	178,371.9	2.1%	1.5%
Barry M. Portnoy(3)(4)	178,371.9	2.1%	1.5%
All directors and executive officers as a group (nine persons)(2)(3)(4)	469,582.6	5.5%	3.9%

*
Less than 1%

(1)
This information is presented as of September 30, 2004, and is based solely on a Form 13F filed with the SEC on November 12, 2004. These common shares are held by Wells Fargo & Company, a holding company, and certain of its subsidiaries. Wells Fargo & Company has reported that it has voting authority over 804,131 of such shares. The address of Wells Fargo & Company is 420 Montgomery Street, San Francisco, CA 94163.

(2)
Includes the following common shares granted under our stock option and stock incentive plan which have not vested: Mr. Benton–20,000.00 common shares; Ms. Esposito–10,000.01 common shares; Ms. Hughes–5,000.02 common shares; and, Mr. Mackey–10,000.01 common shares.

(3)
Includes the annual grant of 4,000 common shares as part of the annual compensation to each director.

(4)
Messrs. Martin and Portnoy each directly own 131,000 common shares. Mr. Martin is the sole stockholder of a corporation which owns 12,371.9 common shares. Mr. Portnoy is the sole stockholder of a separate corporation which owns 12,371.9 common shares. Messrs. Martin and Portnoy are each 50% owners and directors of RMR, the investment manager to SNH. SNH, of which Messrs. Martin and Portnoy are managing trustees, owns 35,000 common shares. Under applicable regulatory definitions, Messrs. Martin and Portnoy may be deemed to have beneficial ownership of our shares owned by Senior Housing; however, Messrs. Martin and Portnoy disclaim beneficial ownership of our common shares owned by Senior Housing.

Description of capital stock

The following description of our capital stock and certain provisions of our charter and bylaws are summaries and are qualified by reference to our charter and our bylaws. Copies of these documents have been filed as exhibits to the registration statement of which this prospectus is a part.

Common shares

Upon completion of the offering, we will have only one class of common stock, $.01 par value per share, or common shares, of which 20,000,000 shares will be authorized and 12,096,634 shares will have been issued. Our charter provides that our board, without any action by the shareholders, may amend the charter to increase or decrease the number of our authorized common shares. All of our shares issued in the offering will be duly authorized, fully paid and non-assessable.

The holders of common shares are entitled to one vote for each share held of record on our books for the election of directors and on all matters submitted to a vote of shareholders. The holders of common shares are entitled to receive ratably dividends, if any, when, as and if authorized by our board and declared by us out of assets legally available therefor, subject to any preferential dividend rights of any outstanding preferred shares. Upon our dissolution, liquidation or winding up, the holders of common shares are entitled to receive ratably our net assets available after the payment of all debts and other liabilities, subject to the preferential rights of any outstanding preferred shares. Holders of common shares have no preemptive, subscription, redemption, conversion or, if listed, appraisal rights. The rights, preferences and privileges of holders of common shares are subject to, and may be adversely affected by, the rights of the holders of shares of any class or series of preferred shares that we may designate and issue in the future. Our charter authorizes our board to reclassify any unissued common shares into other classes or series of stock and to establish the number of shares in each class or series and to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series. Our charter and our bylaws contain certain provisions that could have the effect of delaying, deferring or preventing a change in our control. See "—Material provisions of Maryland law, our charter and bylaws" below for a description of these provisions.

Preferred shares

We have 1,000,000 shares of preferred stock, $0.01 par value per share, or preferred shares, authorized, of which 100,000 have been designated as junior participating preferred shares described below. Our board is authorized, without further vote or action by the shareholders, to issue from time to time preferred shares in one or more series and to classify or reclassify any unissued preferred shares and to reclassify any previously classified but unissued preferred shares of any series. Prior to issuance of shares of each series, our board is required by Maryland law and our charter to set, subject to the provisions of our charter regarding the restrictions on transfer of shares, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Our charter provides that our board, without any action by the shareholders, may amend the charter to increase or decrease the number of our authorized preferred shares. The issuance of preferred shares could adversely affect the voting power of holders of common shares and the likelihood that such holders will receive dividend payments or payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. We believe that the ability of our board to issue one or more series of preferred shares provides us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise.

Junior participating preferred shares

In connection with the adoption of our shareholders rights plan described below, our directors have established an authorized but unissued class of 100,000 preferred shares. See "Material provisions of Maryland law, our charter and bylaws—Rights plan," for a summary of the shareholders' rights plan. Certain preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of our junior participating preferred shares, when and if issued, are described below.

The following is a summary description of the material terms of the junior participating preferred shares. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read our charter and bylaws, copies of which have been filed with the SEC. See "Where you can find more information."

The holder of each junior participating preferred share is entitled to quarterly dividends in the greater amount of $5.00 or 1,000 times the per share amount of all dividends, whether cash or otherwise, other than dividends payable in common shares, declared upon our common shares. Dividends on the junior participating preferred shares are cumulative. Whenever dividends on the junior participating preferred shares are in arrears, we may not declare or pay dividends, make other distributions on, or redeem or repurchase our common shares or other shares ranking on a parity with or junior to the junior participating preferred shares. If we fail to pay such dividends for six quarters, the holders of the junior participating preferred shares will be entitled to elect two directors.

The holder of each junior participating preferred share is entitled to 1,000 votes on all matters submitted to a vote of the shareholders, voting (unless otherwise provided in our charter or bylaws) together with holders of our common shares as one class. The junior participating preferred shares are not redeemable. Upon our liquidation, dissolution or winding up, the holders of our junior participating preferred shares are entitled to a liquidation preference of $1,000 per share plus the amount of any accrued and unpaid dividends, prior to payment of any distribution in respect of our common shares or any other shares ranking junior to the junior participating preferred shares. Following payment of this liquidation preference, the holders of junior participating preferred shares are not entitled to further distributions until the holders of our common shares have received an amount per share equal to the liquidation preference paid on the junior participating preferred shares divided by 1,000, adjusted to reflect events such as share splits, share dividends and recapitalizations affecting our common shares. Following the full payment of this amount to the common shareholders, holders of junior participating preferred shares are entitled to participate proportionately on a per share basis with holders of our common shares in the distribution of the remaining assets to be distributed in respect of shares in the ratio of one one thousandth of the liquidation preference to one, respectively. The preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of the junior participating preferred shares are subject to the superior preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of any senior series or class of our preferred shares which our board may, from time to time, authorize and issue.

Transfer agent and registrar

Our transfer agent and registrar for our common shares is EquiServe Trust Company, N.A. Wells Fargo Bank, N.A. will become the transfer agent and registrar for our common shares effective as of December 13, 2004.

Material provisions of Maryland law, our charter and bylaws

We are organized as a Maryland corporation. The following is a summary of our charter and bylaws and several provisions of Maryland law. Because it is a summary, it does not contain all the information that may be important to you. If you want more information, you should read our entire charter and bylaws, copies of which we have filed as exhibits to the registration statement of which this prospectus is a part, or refer to the provisions of applicable Maryland corporate law summarized below.

Restrictions on share ownership and transfer

Our charter restricts the amount of shares that shareholders may own. These restrictions are intended to assist Senior Housing with REIT compliance under the IRC, and otherwise to promote our orderly governance. All certificates representing our shares will bear a legend referring to these restrictions.

Our charter provides that no person or group of persons acting in concert may own, or be deemed to own by virtue of the attribution provisions of the IRC, more than 9.8% of the number or value, whichever is more restrictive, of any class or series of our outstanding shares of capital stock. Any person who acquires, or attempts or intends to acquire, actual or constructive ownership of shares of our capital stock that will or may violate this 9.8% ownership limitation must give notice to us and provide us with other information that we may request.

The ownership limitations in our charter are effective against all of our shareholders. However, with the written consent of Senior Housing, our board may grant an exemption from the ownership limitation if it is satisfied that: (1) the shareholder's ownership will not cause us or any of our subsidiaries that are tenants of Senior Housing to be deemed a "related party tenant" under the IRC rules applicable to REITs; (2) the shareholder's ownership will not cause a default under any lease we have outstanding; and (3) the shareholder's ownership is otherwise in our best interests as determined by our board in the exercise of its business judgment.

If a person attempts a transfer of our shares in violation of the ownership limitations described above, then that number of shares which would cause the violation will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by us. The prohibited owner will not acquire any rights in the shares held in trust, will not benefit economically from ownership of the shares held in trust, will have no rights to distributions and will not possess any rights to vote the shares held in trust. This automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the violative transfer.

Within 20 days after receiving notice from us that shares have been transferred to the trust, the trustee will sell the shares held in the trust to a person selected by the trustee whose ownership of the shares will not violate the ownership limitations. Upon this sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary as follows:

The prohibited owner will receive the lesser of:

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the net price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price of the shares on the day of the event causing the shares to be transferred to the trust; and

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the net price received by the trustee from the sale of the shares held in the trust.

Any net sale proceeds in excess of the amount payable to the prohibited owner shall be paid to the charitable beneficiary.

If, prior to our discovery that shares of our capital stock have been transferred to the trust, a prohibited owner sells those shares, then:

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those shares will be deemed to have been sold on behalf of the trust; and

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to the extent that the prohibited owner received an amount for those shares that exceeds the amount that the prohibited owner was entitled to receive from a sale by the trustee, the prohibited owner must pay the excess to the trustee upon demand.

Also, shares of capital stock held in the trust will be offered for sale to us, or our designee, at a price per share equal to the lesser of:

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the price per share in the transaction that resulted in the transfer to the trust or, in the case of a devise or gift, the market price at the time of the devise or gift; and

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the market price on the date we or our designee accepts the offer.

We will have the right to accept the offer until the trustee has sold the shares held in the trust. The net proceeds of the sale to us will be distributed similar to any other sale by the trustee.

Every owner of 5% or more of any class or series of our shares may be required to give written notice to us within 30 days after the end of each taxable year stating the name and address of the owner, the number of shares of each class and series of our shares which the owner beneficially owns, and a description of the manner in which those shares are held. In addition, each shareholder is required to provide us upon demand with any additional information that we may request in order to assist us and Senior Housing in its determination of its status as a REIT and to determine and ensure compliance with the foregoing share ownership limitations.

The restrictions described above will not preclude the settlement of any transaction entered into through the facilities of the American Stock Exchange or any other national securities exchange or automated inter-dealer quotation system. Our charter provides, however, that the fact that the settlement of any transaction occurs will not negate the effect of any of the foregoing limitations and any transferee in this kind of transaction will be subject to all of the provisions and limitations described above.

These ownership limitations could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of our common shares might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

Possible liability of shareholders for breach of restrictions on ownership

Our community leases and our shared services agreement are terminable by Senior Housing and RMR, respectively, in the event that any shareholder or group of shareholders acting in concert becomes the owner of more than 9.8% of our voting stock without Senior Housing's consent. If a breach of the ownership limitations results in a lease default, the shareholders causing the default may become liable to us or to our other shareholders for damages. These damages may be in addition to the loss of beneficial ownership and voting rights, the transfer to a trust and the forced sale of excess shares described above. These damages may be for material amounts.

Directors

Our charter and bylaws provide that our board has the exclusive power to establish the number of directors. However, there may not be less than the minimum number required by Maryland law nor more than seven directors. In the event of a vacancy, a majority of the remaining directors will fill the vacancy and the director elected to fill the vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred.

Our charter divides our board into three classes. Shareholders elect directors of each class for three-year terms upon the expiration of their current terms. Shareholders will elect only one class of directors each year. There is no cumulative voting in the election of directors. Consequently, at each annual meeting of shareholders, a majority of the votes entitled to be cast will be able to elect all of the successors of the class of directors whose term expires at that meeting.

We believe that classification of our board helps to assure the continuity of our business strategies and policies. However, our classified board also has the effect of making the replacement of our incumbent directors more time consuming and difficult. At least two annual meetings of shareholders are generally required to effect a change in a majority of our board.

Our charter provides that a director may be removed only for cause by the affirmative vote of at least 75% of the shares entitled to vote in the election of directors. This provision precludes shareholders from removing incumbent directors unless they can obtain a substantial affirmative vote of shares.

Advance notice of director nominations and other business

Our bylaws provide that nominations of persons for election to our board and other business may only be considered at our shareholders meetings if the nominations or other business are included in the notice of the meeting, made or proposed by our board or made or proposed by a shareholder who:

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is a shareholder of record at the time of giving notice of the nomination or the business to be considered;

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is a shareholder of record entitled to vote at the meeting at which the nomination or business is to be considered;

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is a shareholder of record at the time of the meeting; and

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has complied in all respects with the advance notice provisions for shareholder nominations and other business set forth in our bylaws.

Under our bylaws, a shareholder's notice of nominations for director or business to be transacted at an annual meeting of shareholders must be delivered to our secretary at our principal office not later than the close of business on the 90th day and not earlier than the close of business on the 120th day prior to the first anniversary of the date of mailing of our notice for the preceding year's annual meeting. In the event that the date of mailing of our notice of the annual meeting is advanced or delayed by more than 30 days from the anniversary date of the mailing of our notice for the preceding year's annual meeting, a shareholder's notice must be delivered to us not earlier than the close of business on the 120th day prior to the mailing of notice of such annual meeting and not later than the close of business on the later of: (1) the 90th day prior to the date of mailing of the notice for an annual meeting, or (2) the 10th day following the day on which we first make a public announcement of the date of mailing of our notice for such meeting. The public announcement of a postponement of the mailing of the notice for an annual meeting or of an adjournment or postponement of an annual meeting to a later date or time will not commence a new time period for the giving of a shareholder's notice. If the number of directors to be elected to our board at a shareholders meeting is increased and we make no public announcement of such action or do not specify the size of the increased board at least 130 days prior to the first anniversary of the date of mailing of notice for our preceding year's annual meeting, a shareholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if the notice is delivered to our secretary at our principal office not later than the close of business on the 10th day following the day on which such public announcement is made. This provision does not apply to new directors who are elected by the board to fill a vacancy, including a vacancy created by board action which increases the number of directors.

For special meetings of shareholders, our bylaws require a shareholder who is nominating a person for election to our board at a special meeting at which directors are to be elected to give notice of such nomination to our secretary at our principal office not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of: (1) the 90th day prior to such special meeting or (2) the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the directors to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting to a later date or time will not commence a new time period for the giving of a shareholder's notice as described above.

Any notice from a shareholder of nominations for director or business to be transacted at a shareholders meeting must be in writing and include the following:

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as to each person nominated for election or reelection as a director, (1) the person's name, age, business and residence addresses, (2) the class and number of shares beneficially owned or owned of record by the person, (3) the date such shares were acquired and the investment intent of such acquisition; (4) the record of all purchases and sales of our securities by the person during the previous 12 month period, including the date of the transactions, the class, series and number of securities involved in the transactions and the consideration involved, and (5) all other information relating to the person that is required to be disclosed in solicitations of proxies for election of directors or otherwise required by Regulation 14A under the Securities Exchange Act of 1934, as amended, together with the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

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as to other business that the shareholder proposes to bring before the meeting, a brief description of the business, the reasons for considering the business and any interest in the business of the shareholder giving the notice and of the beneficial owner, if any, on whose behalf the proposal is made;

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as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, the name and address of the shareholder and beneficial owner and the class and number of each class of our shares of capital stock which (s) he or they own beneficially and of record;

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as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, the record of all purchases and sales of our securities by such shareholder or beneficial owner during the previous 12 month period including the date of the transactions, the class, series and number of securities involved in the transactions and the consideration involved; and

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to the extent known by the shareholder giving the notice, the name and address of any other shareholder supporting the nominee for election or reelection as a director or the proposal of other business on the date of such shareholder's notice.

If any shareholder nomination or proposal would cause us to be in breach of any covenant in any of our existing or proposed debt instruments or agreements, the proponent shareholder must submit to our secretary evidence satisfactory to our board of the lender's or contracting party's willingness to waive the breach of covenant or a plan for repayment of the indebtedness to the lender or correcting the contractual default, specifically identifying the actions to be taken or the source of funds to be used in the repayment, which plan must be satisfactory to our board. If any shareholder nomination or proposal could not be implemented by us without notifying or obtaining the consent or approval of any federal, state, municipal or other regulatory body, the proponent shareholder must submit to our secretary evidence satisfactory to our board that any and all required notices, consents or approvals have been given or obtained or a plan for making the requisite notices or obtaining the requisite consents or approvals prior to the implementation of the proposal or election, which plan must be satisfactory to our board of directors.

We may request that any shareholder proposing a nominee for election to our board provide, within three business days of such request, written verification of the accuracy of the information submitted by the shareholder. Our board may also require any nominee to agree in writing with regard to matters of business ethics and confidentiality while such nominee serves as a director.

Meetings of shareholders

The board determines the place and time of the annual meeting of shareholders. Special meetings of shareholders may only be called by the majority of the board, the chairman of the board, if any, or the president, or, if permitted under Maryland law and our charter and bylaws, upon the written request of shareholders entitled to cast not less than a majority of all the votes entitled to be cast at that meeting (or such greater proportion we are permitted to specify under Maryland law).

Liability and indemnification of directors and officers

Maryland corporate law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) acts committed in bad faith or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

In accordance with Maryland corporate law, our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate ourselves to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any present or former director or officer or (2) any individual who, while a director and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise, from and against any claim or liability to which he or she may become subject or which he or she may incur by reason of his or her service in any such capacity. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director, at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his or her service in that capacity. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of ours or a predecessor of ours.

The Maryland corporation statutes require a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The Maryland corporation statutes permit a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceedings to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

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the act or omission of the director or officer was material to the matter giving rise to the proceedings and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

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the director or officer actually received an improper personal benefit in money, property or services; or

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in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the corporation statutes of Maryland, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In accordance with Maryland corporate law, our bylaws require us, as a condition to advancing expenses, to obtain:

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a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us as authorized by our bylaws; and

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a written statement by him or her or on his or her behalf to repay the amount paid or reimbursed by us if it shall ultimately be determined that the standard of conduct was not met.

In addition, we have entered into indemnification agreements with each of our directors and executive officers that provide procedures and remedies to give contractual assurance that the indemnification protection under Maryland law as in effect on the dates of such agreements will be available.

Charter amendments and extraordinary transactions

Under Maryland corporate law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless the transaction or amendment is declared advisable by the board of directors and then approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Our charter provides for approval of such matters when they are first declared advisable by our board and then approved by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on the matter (or such lesser proportion, as is permitted by Maryland law).

Bylaw amendments

As permitted under Maryland corporate law, our bylaws provide that our board has the exclusive power to amend the bylaws.

Business combinations

The Maryland corporation statutes contain a provision which regulates business combinations with interested shareholders. Under Maryland corporate law, business combinations such as mergers, consolidations, share exchanges and the like between a Maryland corporation and an interested shareholder or an affiliate of the interested shareholder are prohibited for five years after the most recent date on which the shareholder becomes an interested shareholder. Under the statute, the following persons are deemed to be interested shareholders:

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any person who beneficially owns 10% or more of the voting power of the corporation's shares of capital stock; or

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an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting shares of the corporation.

A person is not an interested shareholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by the board of directors.

After the five-year prohibition period has ended, a business combination between a corporation and an interested shareholder or an affiliate of the interested shareholder must be recommended by the board of directors of the corporation and must receive the following shareholder approvals:

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the affirmative vote of at least 80% of the votes entitled to be cast by the corporation's outstanding voting shares; and

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the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of voting shares other than voting shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or by an affiliate or associate of the interested shareholder.

These shareholder approvals are not required if the corporation's shareholders receive the minimum price set forth in the Maryland corporation statute for their shares of capital stock and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares of capital stock.

The foregoing provisions of Maryland corporate law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested shareholder becomes an interested shareholder. Our board has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Maryland corporation statutes described in the preceding paragraph, provided that the business combination is first approved by our board, including the approval of a majority of the members of our board who are not affiliates or associates of such person. This resolution, however, may be altered or repealed in whole or in part at any time.

Control share acquisitions

Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent that the acquisition is approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of capital stock owned by the acquiror, by employees who are also directors of the corporation or by officers of the corporation. Control shares are voting shares of capital stock which, if aggregated with all other shares of capital stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

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one-tenth or more but less than one-third;

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one-third or more but less than a majority; or

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a majority or more of all voting power.

An acquiror must obtain the necessary shareholder approval each time he acquires control shares in an amount sufficient to cross one of the thresholds noted above.

Control shares do not include shares which the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares. There is a statutory list of exceptions from the definition of control share acquisition.

A person who has made or proposes to make a control share acquisition, upon satisfaction of the conditions set forth in the statute, including an undertaking to pay expenses, may compel the board of directors of the corporation to call a special meeting of shareholders to be held within 50 days after demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the matter at a shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem any or all of the control shares for fair value determined as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of those shares are considered and not approved. The right of the corporation to redeem any or all of the control shares is subject to conditions and limitations listed in the statute. The corporation may not redeem shares for which voting rights have previously been approved. Fair value is determined without regard to the absence of voting rights for the control shares. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply to the following:

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shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction; or

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acquisitions approved or exempted by a provision in the charter or bylaws of the corporation adopted before the acquisition of shares.

Our bylaws contain a provision exempting any and all acquisitions by any person of our shares of capital stock from the control share acquisition statute. However, this provision may be amended or eliminated at any time in the future.

Anti-takeover effect of Maryland law and of our charter and bylaws

The following provisions in our charter and bylaws and in Maryland law could delay or prevent a change in our control:

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the limitation on ownership and acquisition of more than 9.8% of our shares of capital stock;

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the ability of our board, without a shareholders' vote, to increase the aggregate number of authorized shares or the number of shares of any class or series and to issue additional shares, including additional classes of shares with rights defined at the time of issuance;

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the classification of our board into classes and the election of each class for three year staggered terms;

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the requirement of cause and a 75% vote of shareholders for removal of our directors;

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the provision that the number of our directors may be fixed only by vote of our board and that a vacancy on our board may be filled by a majority of our remaining directors;

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the advance notice requirements for shareholder nominations for directors and other proposals;

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the business combination provisions of Maryland law, if the applicable resolution of our board is rescinded or if our board's approval of a combination is not obtained; and

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the provisions of the control share acquisition statute if the applicable bylaw provision is amended.

Rights plan

In addition to the anti-takeover effect of Maryland law and of our charter and bylaws as noted above, we have adopted a rights plan which may have a similar effect.

On March 10, 2004, our board authorized a dividend distribution of one right for each of our outstanding common shares, to holders of record of our common shares at the close of business on April 10, 2004. Each right entitles the holder to buy one one thousandth of a junior participating preferred share (or in certain circumstances, to receive cash, property, common stock or our other securities) at an exercise price of $20 per one one thousandth of a junior participating preferred share. The preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of the junior participating preferred shares are summarized above under "Description of capital stock-Junior participating preferred shares."

Initially, the rights are attached to common shares. The rights will separate from the common shares upon a rights distribution date which is the earlier of (1) 10 business days following a public announcement by us that a person or group of persons has acquired, or has obtained the right to acquire, beneficial ownership of 10% or more of the outstanding common shares or (2) 10 business days following the commencement of a tender offer or exchange offer that would result in a person acquiring beneficial ownership of 10% or more of the outstanding common shares. In each instance, our board may determine that the distribution date will be a date later than 10 days following the triggering event.

Until they become exercisable, the rights will be evidenced by the certificates for common shares and will be transferred with and only with such common share certificates. The surrender for transfer of any certificates for common shares outstanding will also constitute the transfer of the rights associated with the common shares evidenced by such certificates.

The rights are not exercisable until a rights distribution date and will expire at the close of business on April 10, 2014, unless earlier redeemed or exchanged by us as described below. Until a right is exercised, the holder thereof, as such, has no rights as a shareholder of us, including, without limitation, the right to vote or to receive dividends.

Upon the occurrence of a "flip-in event," each holder of a right will have the ability to exercise it for a number of common shares (or, in certain circumstances, other property) having a current market price equal to two times the exercise price of the right. Notwithstanding the foregoing, following the occurrence of a "flip-in event," all rights that are, or were, held by beneficial owners of 10% or more of our common stock will be void in several circumstances described in the rights agreement. Rights will not be exercisable following the occurrence of any "flip-in event" until the rights are no longer redeemable by us as set forth below. A "flip-in event" occurs when a person or group of persons acquires more than 10% of the beneficial ownership of the outstanding common shares pursuant to any transaction other than a tender or exchange offer for all outstanding common shares on terms which a majority of our outside directors determines to be fair to and otherwise in the best interests of us and our shareholders.

A "flip-over event" occurs when, at any time on or after the announcement of a share acquisition which will result in a person becoming the beneficial owner of more than 10% of our outstanding common shares, we take part in a merger or other business combination transaction (other than certain mergers that follow a fair offer) in which we are not the surviving entity or the common shares are changed or exchanged or 50% or more of our assets or earning power is sold or transferred. Upon the occurrence of a "flip-over event" each holder of a right (except rights which previously have been voided, as set forth above) will have the option to exchange their right for a number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of the right.

The purchase price and the number of junior participating preferred shares issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. We will make a cash payment in lieu of any fractional shares resulting from the exercise of any right. We have 10 days from the date of an announcement of a share acquisition which will result in a person becoming the beneficial owner of more than 10% of our outstanding common shares to redeem the rights in whole, but not in part, at a price of $.01 per right, payable at our option in cash, common shares or other consideration as our board may determine. Immediately upon the effectiveness of the action of the board ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

The terms of the rights, other than key financial terms and the date on which the rights expire, may be amended by the board of directors prior to the distribution date. After the distribution date, the provisions of the rights agreement may be amended by the board only in order to:

–>
cure ambiguities, defects or inconsistencies;

–>
make changes which do not adversely affect the interests of holders of rights (other than the rights of a person that has obtained beneficial ownership of more than 10% of our outstanding shares and certain other related parties); or

–>
to shorten or lengthen any time period under the rights agreement.

However, no amendment to lengthen the time period governing redemption is permitted to be made at such time as the rights are not redeemable.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC is the representative of the underwriters. UBS Securities LLC is the sole book-running manager for this offering. We have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares

UBS Securities LLC	1,720,000
Ferris, Baker Watts, Incorporated	570,000
RBC Capital Markets Corporation	570,000
Stifel, Nicolaus & Company, Incorporated	570,000
Bishop, Rosen & Co., Inc.	70,000

Total	3,500,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

–>
receipt and acceptance of our common stock by the underwriters; and

–>
the underwriters' right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Sales of shares made outside the United States may be made by affiliates of the underwriters.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy 525,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.307 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms.

Pursuant to the underwriting agreement, the underwriters are obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to 525,000 additional shares.

	No exercise	Full exercise

Per share	$0.507	$0.507
Total	$1,774,500	$2,040,675

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $450,000.

NO SALES OF SIMILAR SECURITIES

We and each of our officers and managing directors have entered into lock-up agreements with the underwriters. Under these lock-up agreements we and each of these persons may not, without the prior written consent of UBS Securities LLC, sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or warrants or other rights to purchase our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. These lock-up agreements are subject to such stockholders' rights to transfer their shares of common stock as a bona fide gift or to a trust for the benefit of an immediate family member or to an affiliate, provided that such donee or transferee agrees in writing to be bound by the terms of the lock-up agreement. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release some or all of the affected securities from these lock-up agreements.

The 90-day lock-up period may be extended for up to 37 additional days under certain circumstances where we announce or pre-announce earnings or material news or a material event within approximately 18 days prior to, or approximately 16 days after, the termination of the 90-day period. Even under those circumstances, however, the lock-up period will not extend if we are actively traded, meaning that we have a public float of at least $150.0 million and average trading volume at least $1.0 million per day.

INDEMNIFICATION

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

AMERICAN STOCK EXCHANGE QUOTATION

Our common stock is traded on the American Stock Exchange under the trading symbol "FVE".

PRICE STABILIZATION, SHORT POSITIONS, PASSIVE MARKET MAKING

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

–>
stabilizing transactions;

–>
short sales;

–>
purchases to cover positions created by short sales;

–>
imposition of penalty bids; and

–>
syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These transactions may also include short sales of our common stock, which involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering and purchasing shares of common stock in the open market to cover positions created by short sales. Short sales may be "covered short sales", which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked short sales", which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the American Stock Exchange, in the over-the-counter market or otherwise.

AFFILIATIONS

Certain of the underwriters and their affiliates have provided in the past and may provide from time to time certain commercial banking, financial advisory, investment banking and other services for us for which they will be entitled to receive separate fees. The underwriters and their affiliates may, from time to time, engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

Sullivan & Worcester LLP, Boston, Massachusetts, is counsel to us in connection with this offering. Venable LLP, Baltimore, Maryland, will issue an opinion about the legality of the shares we are offering. Willkie Farr & Gallagher LLP, New York, New York, is counsel to the underwriters in connection with this offering. Barry M. Portnoy was a partner of the firm of Sullivan & Worcester LLP until March 1997, and is one of our managing directors, a managing trustee of Senior Housing and a director and 50% owner of RMR. Sullivan & Worcester LLP represents Senior Housing, RMR and certain of their affiliates on various matters.

Experts

The consolidated financial statements of Five Star Quality Care, Inc. at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of LTA Holdings, Inc. and Subsidiaries at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and any amendments thereto) under the Securities Act of 1933 with respect to the shares being offered pursuant to this prospectus. This prospectus is part of this registration statement and does not contain all of the information set forth in the registration statement. Statements contained in this prospectus as to the content of any agreement or other document filed or incorporated by reference as an exhibit are not necessarily complete, and you should consult a copy of those contracts or other documents filed or incorporated by reference as exhibits to the registration statement. For further information regarding us, please read the registration statement and the exhibits and schedules thereto.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we file periodic reports, proxy statements and other information with the SEC.

You may read and copy the registration statement and its exhibits and schedules or other information on file at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Information filed by us with the SEC can be copied at the SEC's Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review our SEC filings and the registration statement by accessing the SEC's Internet site at http://www.sec.gov.

Five Star Quality Care, Inc.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
At September 30, 2004
(amounts in thousands, except per share amounts)

	Five Star historical	LTA historical	Adjustments for the LTA acquisition		Five Star pro forma	Adjustments for this offering		Five Star adjusted pro forma

		(A)
ASSETS
Current assets:
Cash and cash equivalents	$18,612	$5,170	$117,000	(B)	$19,089	$10,501	(G)	$29,590
			(73,013	)(C)
			68,320	(D)
			(117,000	)(E)
Accounts receivable, net	35,572	309	—		35,881	—		35,881
Prepaid expenses	4,716	3,652	—		8,368	—		8,368
Other current assets	5,139	—	—		5,139	—		5,139

Total current assets	64,039	9,131	(4,693)		68,477	10,501		78,978
Property and equipment, net	43,311	154,826	55,288	(C)	93,010	—		93,010
			(12,264	)(F)
			(148,151	)(D)
Restricted cash and investments, insurance arrangements	16,413	—	—		16,413	—		16,413
Restricted cash, other	13,713	1,881	(872	)(D)	14,722	—		14,722
Mortgage notes receivable	6,003	—	—		6,003	—		6,003
Goodwill	—	1,514	(1,514	)(C)	—	—		—
Other long term assets	3,738	2,059	(2,059	)(C)	3,738	—		3,738

Total assets	$147,217	$169,411	$(114,265)		$202,363	$10,501		$212,864

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$8,885	$258	$—		$9,143	$—		$9,143
Accrued expenses	16,226	6,346	—		22,572	—		22,572
Accrued compensation and benefits	7,564	—	—		7,564	—		7,564
Due to Senior Housing Properties Trust	6,871	—	117,000	(B)	23,720	(16,849	)(H)	6,871
			16,849	(D)
			(117,000	)(E)
Mortgages payable, current portion	48	17,102	(12,264	)(F)	4,886	—		4,886
Accrued real estate taxes	6,095	—	—		6,095	—		6,095
Continuing care contracts	1,423	—	—		1,423	—		1,423
Other current liabilities	3,131	—	—		3,131	—		3,131

Total current liabilities	50,243	23,706	4,585		78,534	(16,849)		61,685
Long term liabilities:
Mortgages payable	4,947	124,003	(97,552	)(D)	31,398	—		31,398
Continuing care contracts	11,459	—	—		11,459	—		11,459
Other long term liabilities	13,698	546	(142	)(C)	14,102	—		14,102

Total long term liabilities:	30,104	124,549	(97,694)		56,959	—		56,959
Total shareholders' equity	66,870	21,156	(21,156	)(C)	66,870	$27,350	(G)	94,220

Total liabilities and shareholders' equity	$147,217	$169,411	$(114,265)		$202,363	$10,501		$212,864

See accompanying notes.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the nine months ended September 30, 2004
(amounts in thousands, except per share amounts)

	Five Star historical	LTA historical	Adjustments for the LTA acquisition		Pro forma	Adjustments for this offering		Five Star adjusted pro forma

		(I)
Revenues:
Net revenues from residents and patients	$450,047	$60,602	$—		$510,649	$—		$510,649
Pharmacy revenues	8,582	—	—		8,582	—		8,582
Interest and other income	1,924	42	—		1,966	—		1,966

	460,553	60,644	—		521,197	—		521,197
Expenses:
Community expenses	364,303	42,024	—		406,327	—		406,327
Management fee to Sunrise Senior Living Services, Inc.	14,164	—	—		14,164	—		14,164
Rent expense	61,170	—	10,889	(J)	72,059	—		72,059
General and administrative	14,789	7,512	(2,516	)(K)	19,785	—		19,785
Depreciation and amortization	2,786	4,402	(3,344	)(L)	3,844	—		3,844
Interest expense	336	7,719	(4,845	)(M)	3,210	(1,137	)(N)	2,073

Total expenses	457,548	61,657	184		519,389	(1,137)		518,252

Income (loss) from continuing operations before gain on sale of assets, minority interest, equity in income of affiliates and income taxes	3,005	(1,013)	(184)		1,808	1,137		2,945
Gain on sale of assets	—	6	—		6	—		6
Minority interest in income of consolidated entity	—	18	—		18	—		18
Equity in income of affiliates	—	98	—		98	—		98

	—	122	—		122	—		122
Income (loss) from continuing operations before income taxes	3,005	(891)	(184)		1,930	1,137		3,067
Provision for income taxes	112	—	—		112	—		112

Income (loss) from continuing operations	$2,893	$(891)	$(184)		$1,818	$1,137		$2,955

Weighted average shares outstanding	8,523				8,523	3,500	(O)	12,023

Basic and diluted earnings per share from continuing operations	$0.34				$0.21			$0.25

See accompanying notes.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2003
(amounts in thousands, except per share amounts)

	Five Star historical	LTA historical	Adjustments for the LTA acquisition		Pro forma	Adjustments for this offering		Five Star adjusted pro forma

		(P)
Revenues:
Net revenues from residents and patients	$575,986	$75,365	$—		$651,351	$—		$651,351
Interest and other income	229	54	—		283	—		283

	576,215	75,419	—		651,634	—		651,634
Expenses:
Community expenses	466,628	52,915	—		519,543	—		519,543
Management fee to Sunrise Senior Living Services, Inc.	17,391	—	—		17,391	—		17,391
Rent expense	77,266	—	14,517	(Q)	91,783	—		91,783
General and administrative	17,745	8,679	(3,393	)(R)	23,031	—		23,031
Depreciation and amortization	3,588	6,092	(4,681	)(S)	4,999	—		4,999
Loss from early extinguishment of debt	—	366	—		366	—		366
Interest expense	1,164	10,558	(6,727	)(T)	4,995	(1,516	)(U)	3,479
Impairment of assets	—	38	—		38	—		38

Total expenses	583,782	78,648	(284)		662,146	(1,516)		660,630

Income (loss) from continuing operations before gain on sale of assets, minority interest, equity in income of affiliates and income taxes	(7,567)	(3,229)	284		(10,512)	1,516		(8,996)
Gain on sale of assets	—	1,529	—		1,529	—		1,529
Minority interest in income of consolidated entity	—	(57)	—		(57)	—		(57)
Equity in income of affiliates	—	72	—		72	—		72

	—	1,544	—		1,544	—		1,544
Loss from continuing operations before income taxes	(7,567)	(1,685)	284		(8,968)	1,516		(7,452)
Provision for income taxes	—	—	—		—	—		—

Loss from continuing operations	$(7,567)	$(1,685)	$284		$(8,968)	$1,516		$(7,452)

Weighted average shares outstanding	8,482				8,482	3,500	(V)	11,982

Basic and diluted earnings per share from continuing operations	$(0.89)				$(1.06)			$(0.62)

See accompanying notes.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands, except share and per share amounts)

INTRODUCTION TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated balance sheet at September 30, 2004, presents the financial position of Five Star Quality Care, Inc., as if our acquisition of LTA Holdings, Inc. ("LTA"), our sale leaseback transaction of 31 communities with Senior Housing Properties Trust ("Senior Housing"), the mortgage financing from Senior Housing for five of our properties and this offering and the application of the net proceeds had been completed as of September 30, 2004, as described in the notes thereto. The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2004, and for the year ended December 31, 2003, present the results of operations of Five Star as if our acquisition of LTA, the related sale leaseback transaction of 31 communities with Senior Housing, the mortgage for five of our properties with Senior Housing and the offering and the application of the net proceeds had been completed as of the beginning of the periods presented, as described in the notes thereto.

These unaudited pro forma consolidated financial statements do not represent our financial condition or results of operations for any future date or period. Actual future results may be materially different from pro forma results. Differences could arise from many factors, including, but not limited to, those set forth under "Risk factors" and "Warning concerning forward looking statements." These unaudited pro forma consolidated financial statements should be read in conjunction with our consolidated financial statements and the related management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2003 (audited) and the nine months ended September 30, 2004 (unaudited), the audited consolidated financial statements of LTA for the year ended December 31, 2003 and the unaudited consolidated financial statements of LTA for the nine months ended September 30, 2004, all of which are included elsewhere in this prospectus.

Pro forma consolidated balance sheet adjustments

A.
Represents the historical consolidated balance sheet of LTA as of September 30, 2004.

B.
In connection with our acquisition of LTA, we borrowed $117,000 of interim financing from Senior Housing in order to purchase LTA.

C.
Our acquisition of LTA was made for estimated total consideration of $214,118, including estimated closing costs. This purchase price includes:

Cash payment to LTA shareholders plus estimated closing costs	$73,013
Assumption of mortgage and other debt:
classified as long-term by LTA	124,003
classified as current by LTA	17,102

Total purchase price	$214,118

The purchase price allocation resulted in several adjustments to LTA historical balances, including adjustments to record monetary assets and liabilities at their fair value, to eliminate LTA's historical equity, goodwill and other long-term asset balances, and to record property, plant and equipment at estimated fair value. The amounts shown are subject to adjustment when final purchase accounting is made or as estimates for the LTA acquisition are revised.

D.
Adjustments represent the financing transactions entered into with Senior Housing and assumed debt of LTA that we repaid. Subsequent to our acquisition of LTA, we entered into financing transactions with Senior Housing and repaid LTA debt which included:

Sale of 31 LTA communities at fair market value	$148,151
Net of: mortgage debt assumed or repaid by Senior Housing	(49,166)
Plus: restricted cash escrows transferred to Senior Housing	872
Term loan from Senior Housing secured by mortgage for communities	16,849

Net cash received from Senior Housing	116,706
Less: LTA debt repaid by us	48,386

Adjustment to cash	$68,320

E.
Concurrent with the transactions described in Note D above, we repaid the Senior Housing interim loan described in Note B above.

F.
In connection with our acquisition of LTA, we renegotiated a lease with a third party for four properties that LTA had recorded as a capital lease. The amended lease is now an operating lease under generally accepted accounting principles. The adjustment eliminates LTA's historical capital lease obligation and associated capitalized real estate.

G.
Represents the proceeds we received from our offering of 3.5 million common shares (see Note H) less repayment of the mortgage note to Senior Housing for five of our properties (see Note D). Adjustment calculated as follows:

Net proceeds received by us from offering (see Note H)	$27,350
Repayment of mortgage note to Senior Housing	(16,849)

Total adjustment	$10,501

H.
Represents our issuance of 3.5 million common shares in this offering as follows:

Gross proceeds from the issuance of 3,500,000 common shares at the public offering price of $8.45 per share	$29,575
Underwriters' discount and other offering costs, estimated	(2,225)

Net proceeds	$27,350

Pro forma consolidated statement of operations for the nine months ended September 30, 2004 adjustments

I.
Represents the historical consolidated statement of operations of LTA for the nine months ended September 30, 2004.

J.
Our leases with Senior Housing for the 31 properties subject to the sale leaseback transaction will require us to make minimum rent payments of $13,334 per year, or $10,001 for the nine month period. In addition to minimum rent under these leases, beginning in 2007 we will be required to pay percentage rent payments equal to four percent (4%) of net resident revenues at all of the leased communities in excess of net resident revenues at such communities during 2006.

  Adjustment also includes the $888 nine month impact on rent expense of accounting for these leases described in Note F above, as operating leases.

K.
Represents the elimination of historically incurred general and administrative expenses of LTA comprising compensation and related expenses of LTA officers and other employees who we do not employ and rent for a corporate office lease that we have terminated, net of our additional expected costs under our shared services agreement with Reit Management and Research LLC, or RMR. The identified employees and the lease with the corporate office were terminated by LTA prior to our acquisition. The adjustment is calculated as follows:

Elimination of seller's general and administrative expenses		$(2,880)
Shared services fee:
Pro forma revenues	60,644
Contract rate	0.6%	364

Total adjustment		$(2,516)

L.
Represents the elimination of historical depreciation and amortization expense related to LTA. This amount is offset by depreciation that we will incur as a result of the communities that we acquired and did not sell to Senior Housing. The adjustment is calculated as follows:

Elimination of historical amounts	$(4,402)
Our depreciation of the cost of the acquired buildings (estimated to be $42,244) using a 40 year life	792
Our depreciation of the cost of the acquired furniture and other fixed assets (estimated to be $2,485) using a seven year life	266

Total adjustment	$(3,344)

M.
Represents elimination of interest on LTA debt we repaid and other debt assumed by Senior Housing in the sale leaseback transaction described in Note D, above. Adjustment also represents interest on a $16,849 mortgage loan provided by Senior Housing. The adjustment is calculated as follows:

Elimination of historical amounts	$(7,719)
Our interest expense on $31,289 of assumed debt, net of debt assumed by Senior Housing, at a blended rate of 7.4%	1,737
Our interest expense of $16,849 of mortgage debt at 9.0%	1,137

Total adjustment	$(4,845)

N.
Represents elimination of interest on mortgage note repaid to Senior Housing with proceeds received from our offering.

O.
Represents our issuance of 3.5 million common shares in this offering.

Pro forma consolidated statement of operations for the year ended December 31, 2003 adjustments

P.
Represents historical consolidated statement of operations of LTA for the year ended December 31, 2003.

Q.
Our leases with Senior Housing for the 31 properties subject to the sale leaseback transaction will require us to make minimum rent payments of $13,334 per year to Senior Housing. In addition to minimum rent under these leases, beginning in 2007 we will be required to pay percentage rent payments equal to four percent (4%) of net resident revenues at all of the leased communities in excess of net resident revenues at such communities during 2006. Adjustment also includes the $1,183 annual impact on rent expense of accounting for the lease described in Note F, above, as an operating lease.

R.
Represents the elimination of historically incurred general and administrative expenses of LTA comprising compensation and related expenses of LTA officers and other employees who we do not employ and rent for a corporate office lease that we have terminated, net of our additional expected costs under our shared services agreement with RMR. The identified employees and the lease with the corporate office were terminated by LTA prior to our acquisition. The adjustment is calculated as follows:

Elimination of seller's general and administrative expenses		$(3,846)
Shared services fee:
Pro forma revenues	75,419
Contract rate	0.6%	453

Total adjustment		$(3,393)

S.
Represents the elimination of historical depreciation and amortization expense related to LTA. This amount is offset by depreciation that we will incur as a result of the communities that we acquired and did not sell to Senior Housing. The adjustment is calculated as follows:

Elimination of historical amounts	$(6,092)
Our depreciation of the cost of the acquired buildings (estimated to be $44,244) using a 40 year life	1,056
Our depreciation of the cost of the acquired furniture and other fixed assets (estimated to be $2,485) using a seven year life	355

Total adjustment	$(4,681)

T.
Represents elimination of interest on debt we repaid and other debt assumed by Senior Housing in the sale leaseback transaction described in Note D above. Adjustment also represents interest on a $16,849 mortgage loan provided by Senior Housing. The adjustment is calculated as follows:

Elimination of historical amounts	$(10,558)
Our interest expense on $31,289 of assumed debt, net of debt assumed by Senior Housing, at a blended rate of 7.4%	2,315
Our interest expense of $16,849 of mortgage debt at 9.0%	1,516

Total adjustment	$(6,727)

U.
Represents elimination of interest on mortgage note repaid to Senior Housing with proceeds received from our offering.

V.
Represents our issuance of 3.5 million common shares in this offering.

CONSOLIDATED BALANCE SHEET
(dollars in thousands, except share amounts)

	September 30, 2004	December 31, 2003

	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$18,612	$17,611
Accounts receivable, net of allowance of $5,046 and $4,305 at September 30, 2004 and December 31, 2003, respectively	35,572	30,581
Due from Senior Housing Properties Trust	—	544
Prepaid expenses	4,716	4,305
Other current assets	5,139	3,022

Total current assets	64,039	56,063
Property and equipment, net	43,311	55,484
Restricted cash and investments, insurance arrangements	16,413	12,055
Restricted cash, other	13,713	15,339
Mortgage notes receivable	6,003	6,143
Other long term assets	3,738	2,286

	$147,217	$147,370

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$8,885	$9,866
Accrued expenses	16,226	14,118
Accrued compensation and benefits	7,564	8,936
Due to Senior Housing Properties Trust	6,871	6,605
Due to Sunrise Senior Living Services, Inc.	—	6,134
Mortgage note payable	48	54
Secured revolving credit facility	—	4,000
Accrued real estate taxes	6,095	5,142
Continuing care contracts	1,423	2,221
Other current liabilities	3,131	1,069

Total current liabilities	50,243	58,145
Long term liabilities:
Mortgage note payable	4,947	6,381
Continuing care contracts	11,459	10,164
Other long term liabilities	13,698	8,253

Total long term liabilities	30,104	24,798
Commitments and contingencies
Shareholders' equity:
Preferred stock, par value $0.01: 1,000,000 shares authorized, none issued	—	—
Common stock, par value $0.01: 20,000,000 shares authorized, 8,538,634 and 8,513,634 shares issued and outstanding at September 30, 2004 and December 31, 2003, respectively	85	85
Additional paid-in capital	86,347	86,244
Accumulated deficit	(19,562)	(21,902)

Total shareholders' equity	66,870	64,427

	$147,217	$147,370

See accompanying notes.

CONSOLIDATED STATEMENT OF OPERATIONS
(dollars in thousands, except per share amounts)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Revenues:
Net revenues from residents and patients	$151,685	$145,867	$450,047	$427,871
Pharmacy revenue	3,563	76	8,582	76
Interest and other income	260	86	1,924	314

Total revenues	155,508	146,029	460,553	428,261

Expenses:
Wages and benefits	80,140	77,766	241,342	232,044
Other operating expenses	42,933	39,717	122,961	113,969
Management fee to Sunrise Senior Living Services, Inc.	4,973	4,381	14,164	12,900
Rent to Senior Housing Properties Trust	20,589	19,363	61,170	57,334
General and administrative	4,854	4,494	14,789	12,887
Depreciation and amortization	947	810	2,786	2,549
Interest expense	91	231	336	824

Total expenses	154,527	146,762	457,548	432,507

Income (loss) from continuing operations before income taxes	981	(733)	3,005	(4,246)
Provision for income taxes	(112)	—	(112)	—

Income (loss) from continuing operations	869	(733)	2,893	(4,246)
Income (loss) from discontinued operations	22	(433)	(553)	(1,431)

Net income (loss)	$891	$(1,166)	$2,340	$(5,677)

Weighted average shares outstanding	8,535	8,505	8,523	8,471

Basic and diluted income (loss) per share from:
Continuing operations	$0.10	$(0.09)	$0.34	$(0.50)
Discontinued operations	—	(0.05)	(0.07)	(0.17)

Net income (loss) per share	$0.10	$(0.14)	$0.27	$(0.67)

See accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS
(dollars in thousands)
(unaudited)

	Nine months ended September 30,
	2004	2003

Cash flows from operating activities:
Net income (loss)	$2,340	$(5,677)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	2,786	2,549
Loss from discontinued operations	553	1,431
Provision for bad debt expense	741	91
Changes in assets and liabilities:
Accounts receivable	(5,732)	5,229
Prepaid expenses and other current assets	(1,305)	(4,978)
Accounts payable and accrued expenses	1,128	2,226
Accrued compensation and benefits	(1,372)	5,042
Due to/from Sunrise Senior Living Services, Inc.	(6,134)	—
Due from Senior Housing Properties Trust	810	5,859
Other current and long term liabilities	8,957	2,639

Cash provided by operating activities	2,772	14,411

Net cash used in discontinued operations	(553)	(1,431)

Cash flows from investing activities:
Deposits into restricted cash and investment accounts	(6,693)	(11,998)
Withdrawals from restricted cash for purchases of furniture, fixtures and equipment	3,961	—
Acquisition of pharmacy	(2,875)	(1,800)
Proceeds from real estate sales	28,969	21,928
Proceeds from disposition of assets held for sale	766	—
Furniture, fixtures and equipment purchases	(19,905)	(10,707)

Cash provided by (used in) investing activities	4,223	(2,577)

Cash flows from financing activities:
Repayments of borrowings on revolving credit facility	(19,500)	(13,500)
Proceeds from borrowings on revolving credit facility	15,500	13,500
Proceeds from mortgage note payable	5,007	9
Repayments of mortgage note payable	(6,448)	(9,323)

Cash used in financing activities	(5,441)	(9,314)

Change in cash and cash equivalents	1,001	1,089
Cash and cash equivalents at beginning of period	17,611	10,270

Cash and cash equivalents at end of period	$18,612	$11,359

Supplemental cash flow information:
Cash paid for interest	$299	$1,109
Non-cash investing and financing activities:
Notes exchanged in sale of property	—	(3,150)
Contribution of working capital at lease inception	—	5,593
Issuance of common stock	7	61
Capital contribution	—	5,593

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

(unaudited)

Note 1. Basis of presentation and organization

The accompanying consolidated financial statements of Five Star Quality Care, Inc. have been prepared without audit. Certain information and disclosures required by generally accepted accounting principles for complete financial statements have been condensed or omitted. We believe the disclosures made are adequate to make the information presented not misleading. However, the accompanying financial statements should be read in conjunction with the financial statements and notes contained elsewhere in this prospectus. In the opinion of our management, all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation, have been included. All intercompany transactions and balances have been eliminated. Our operating results for interim periods are not necessarily indicative of the results that may be expected for the full year. Reclassifications have been made to the prior year's financial statements to conform to the current year's presentation.

On September 1, 2004, we acquired an institutional pharmacy business located in Nebraska that services 24 senior living communities with approximately 1,450 living units for approximately $3,000. Our consolidated financial statements include the results of the pharmacy's operations since that date. We allocated approximately $500 of the purchase price to working capital based upon the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. We allocated the remainder of the purchase price to other identifiable intangible assets, which we amortize over their expected economic lives, and to goodwill, which we do not amortize. We are obtaining valuations of certain intangible assets. We may change the amount of the purchase price allocated to identifiable intangible assets and goodwill as a result of such valuations.

At September 30, 2004, our business included 101 communities containing 13,967 living units, including 47 primarily independent and assisted living communities containing 8,994 living units, and 54 nursing homes containing 4,973 living units. Our business also includes two institutional pharmacies that service 39 communities (seven of which we operate) with 3,108 residents.

Note 2. Income taxes

As a result of our short operating history and the losses we incurred during 2002 and 2003, we continue to record a valuation reserve for the full amount of our deferred tax assets. If our operating results continue to be profitable, we may reduce or eliminate the valuation reserve. We would record a reduction in the valuation reserve as an income tax benefit in the consolidated statement of operations, which would impact our results of operations.

For the nine months ended September 2004, we had taxable income of approximately $5,119. We have tax loss carry forwards that totaled $9,127 as of December 31, 2003 that are available to offset this taxable income. During the three months ended September 30, 2004, we provided $112 for alternative minimum taxes that are payable without regard to the tax loss carry forwards.

We pay franchise taxes in certain states in which we have operations. We have included the franchise taxes in general and administrative and other operating expenses in our consolidated statements of operations.

Note 3. Per common share amounts

Net income (loss) per share for the periods ended September 30, 2004 and 2003 is computed using the weighted average number of shares outstanding during the periods. We have no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Note 4. Accounts related to management agreements with Sunrise Senior Living Services, Inc.

We provide Sunrise Senior Living Services, Inc., or SLS, with working capital, consisting primarily of cash and cash equivalents, inventories, trade accounts receivable and accounts payable, for the 30 communities that it manages for us. Although SLS controls and maintains this working capital on our behalf, we include the individual components of working capital for these communities in our consolidated balance sheet.

Restricted cash, other, as of September 30, 2004, includes $5,733 escrowed for future capital expenditures at communities managed by SLS, and $6,645 of escrowed security deposits from residents of certain of these communities. We have received advanced payments from some residents of communities that SLS manages. We report the refundable amount of these payments as liabilities and the nonrefundable amount as deferred revenue that we amortize into revenues during the periods we expect to provide care to the residents.

Note 5. Indebtedness

We have a $12,500 revolving credit facility that is secured by some of our accounts receivable. The amount which we may borrow is subject to limitations based upon qualifying collateral. The interest rate on borrowings, which was 5.4% as of September 30, 2004, is LIBOR plus a premium. The facility is available for acquisitions, working capital and general business purposes until October 24, 2005, its maturity date. In certain circumstances, and subject to available collateral and lender approvals, the maximum amounts that we may draw under this credit agreement may be increased to $25,000. As of September 30, 2004 and November 12, 2004, no amounts were outstanding under the facility. Interest expense and other associated costs related to this facility were $19 and $66 for the three months ended September 30, 2004 and 2003, respectively, and $151 and $123 for the nine months ended September 30, 2004 and 2003, respectively.

A property acquired in October 2002 was encumbered by two mortgage notes secured by first and second deeds of trust. In December 2003, we prepaid the first mortgage note and on March 1, 2004, we prepaid the second mortgage note for $6,436.

On April 19, 2004, we purchased from Senior Housing Properties Trust, or Senior Housing, a property that was previously leased to us by Senior Housing for $5,900. We funded this purchase with proceeds we received from a Department of Housing and Urban Development, or HUD, insured mortgage in the amount of $5,015 and cash on hand. The interest rate on this mortgage is 5.6% and the mortgage matures in April 2039. The mortgage requires monthly principal and interest payments of $27. Interest expense related to this mortgage was $69 and $148 for the three and nine months ended September 30, 2004, respectively.

Note 6. Commitments and contingencies

Connecticut Strike Costs.    During 2001, we incurred costs to hire temporary staff and to provide security services for residents and temporary employees during a Connecticut labor strike. At the time of this strike, the Governor of Connecticut and the Connecticut Department of Social Services agreed to adjust Medicaid rates to compensate for a portion of these increased costs. During the second quarter of 2004, we received $666, which represents substantially all amounts due from the Connecticut Department of Social Services related to this matter.

Receivables from Integrated Health Services, Inc. and the United States Department of Health and Human Services.    During 2000, we assumed the operations of 40 nursing homes from Integrated Health Services, Inc. and certain related entities, collectively, IHS, a company then in bankruptcy, pursuant to a court approved settlement agreement. Because of complex legal and governmental processes necessary to transfer nursing home licenses and Medicare and Medicaid payments, arrangements were agreed upon for IHS to continue to receive payments from Medicare and Medicaid payors for services provided at the nursing homes following our assumption of operations, including an agreement among us, IHS and the Secretary of the United States Department of Health and Human Services, or HHS. These arrangements were approved by the bankruptcy court and generally honored by IHS with respect to approximately $42,000 received by IHS for our account. We initially believed IHS had received an additional $2,000 that was due to us. When IHS refused to pay this amount, we commenced suit against IHS in the bankruptcy court in August 2002. Following the filing of the suit, settlement discussions were started. In December 2002, IHS paid approximately $700 of the receivable balance. IHS has asserted that it is only obligated to deliver funds it received from Medicare and Medicaid payors, including HHS, and that HHS has withheld payments that are due to us. In March 2003, we commenced suit against IHS, HHS and the State of Colorado Department of Healthcare Policy and Financing concerning the remaining receivable balance. Shortly after we commenced this litigation, settlement was reached with the State of Colorado providing us a payment of approximately $400. In December 2003, the court granted a motion to dismiss HHS, but took no action on IHS's motion to dismiss. In January 2004, we appealed the court's decision to dismiss HHS. On February 24, 2004, the court denied in all material respects IHS's motion to dismiss. We intend to pursue these claims, but we cannot predict the outcome of this litigation.

SLS Management Agreements.    During 2002, about the time Marriott International Inc., or Marriott, decided to sell Marriott Senior Living Services, Inc., or MSLS, to Sunrise, we and Senior Housing became involved in litigation with Marriott and MSLS. On January 7, 2004, we and Senior Housing settled the pending litigation with Marriott and MSLS. Under the terms of the settlement, we and Senior Housing, and Marriott and MSLS, agreed to dismiss all claims and counterclaims asserted in the litigation. Also, under the terms of the settlement, Marriott paid to us and Senior Housing $1,250 each. The settlement was a compromise of the parties' disputes entered into to avoid the expense and inconvenience of litigation and neither we or Senior Housing, nor Marriott or MSLS, has admitted any liability, violation of law or wrongdoing in connection with the matters in the litigation. We believe the settlement resolves all of our litigation with Marriott. This settlement does not affect our or Senior Housing's rights vis-à-vis SLS or Sunrise which arise by reason of the events that occurred after Sunrise purchased MSLS. This settlement is included in other income for the nine months ended September 30, 2004.

Note 7. Related party transactions

On April 19, 2004, we purchased one property from Senior Housing for its appraised value of $5,900 that was previously leased by Senior Housing to us. The sale of a second property is expected to occur in early 2005 for $4,600, its appraised value, but remains contingent upon our obtaining HUD insured financing for its purchase.

In 2003, Senior Housing evicted a nursing home tenant that had defaulted on its obligations to Senior Housing. Until May 2004, we managed this nursing home for Senior Housing's account. Effective on May 1, 2004, we agreed with Senior Housing to add this nursing home to one of our multi-property leases with Senior Housing and to increase the annual rent by $180. All other lease terms remained unchanged.

One of the properties we lease from Senior Housing was subject to a ground lease with an unaffiliated third party. We have been responsible for paying the ground rent of $307 per year. On June 3, 2004, Senior Housing exercised an option to purchase this land for $3,600 and acquired the landlord's rights and obligations under the ground lease. We now pay the ground lease rent to Senior Housing.

During 2004, pursuant to the terms of our leases with Senior Housing, we sold, at cost, $6,457 of improvements made to properties leased to Senior Housing, and the annual rent payable to Senior Housing was increased by 10% of the amounts Senior Housing paid, or $646.

Note 8. Discontinued operations

During 2003, we ceased operating one nursing home that we leased from Senior Housing. In August 2003, we sold an assisted living community and we received $3,500, consisting of $350 of cash and a $3,150 six year mortgage note at 8% interest. We deferred the $1,100 gain on the sale and we expect to recognize the gain as income over the life of the note in proportion to principal payments on the note that we receive. In December 2003, we sold five assisted living communities and we received $3,550, consisting of $440 of cash and a $3,110 fifteen year mortgage note at 9% interest. We deferred the $1,200 gain on the sale and we expect to recognize the gain as income when the buyer demonstrates it has the ability to pay the mortgage note. These deferred gains are included in other long term liabilities on our consolidated balance sheet.

During the first quarter of 2004, we ceased operations at one assisted living community managed for us by SLS that we lease from Senior Housing. We and Senior Housing are exploring other uses for that property as well as its potential sale.

As of September 30, 2004, we have disposed of substantially all of our assets and settled all liabilities related to these closed or sold communities. We have reclassified the statement of operations for all periods presented to show the results of operations of these communities as discontinued. During the third quarter of 2004, an insurance reserve of $22 was deemed not necessary. Below is a summary of the operating results of these discontinued operations included in the financial statements for the three and nine months ended September 30, 2004 and 2003:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Revenues	$—	$1,729	$281	$6,104
Expenses	(22)	2,162	834	7,535

Net income (loss)	$22	$(433)	$(553)	$(1,431)

Note 9. Subsequent events

In September 2004, we agreed to acquire LTA Holdings, Inc. or LTA, for approximately $208,000. LTA owns and operates 47 senior living communities with 2,636 living units, which primarily offer assisted living services. LTA also manages 12 assisted living communities for third party owners, but we do not yet know whether we will manage these communities. We intend to finance the LTA acquisition with cash on hand, assumption of certain mortgage debt and leasehold obligations, and a $165,000 sale leaseback transaction with Senior Housing for 35 LTA communities. Completion of this acquisition is subject to various conoditions customary in multi-community healthcare transactions of this type, including licensing and receiving third party consents. We expect the LTA acquisition to close before year end 2004, but there is no assurance that it will close.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Five Star Quality Care, Inc.

We have audited the accompanying consolidated balance sheet of Five Star Quality Care, Inc., as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Five Star Quality Care, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Boston, Massachusetts March 5, 2004

CONSOLIDATED BALANCE SHEET
(dollars in thousands, except share data)

	December 31,
	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$21,236	$10,270
Accounts receivable, net of allowance of $4,305 and $3,902 at December 31, 2003 and 2002, respectively	30,581	33,877
Due from Senior Housing Properties Trust	544	62
Prepaid expenses	4,305	1,626
Other current assets	3,022	2,474

Total current assets	59,688	48,309
Property and equipment, net	55,484	70,329
Restricted cash, insurance arrangements	8,431	3,800
Restricted cash, other	15,338	9,511
Mortgage notes receivable	6,143	—
Other long term assets	2,286	1,248

	$147,370	$133,197

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$23,984	$19,425
Accrued compensation and benefits	8,936	5,812
Due to Senior Housing Properties Trust	6,605	—
Due to Sunrise Senior Living Services, Inc.	6,134	—
Mortgage note payable	54	141
Secured revolving credit facility	4,000	—
Accrued real estate taxes	5,142	2,404
Other current liabilities	3,290	6,663

Total current liabilities	58,145	34,445
Long term liabilities:
Mortgage note payable	6,381	15,982
Continuing care contracts	10,164	10,681
Other long term liabilities	8,253	7,042

Total long term liabilities	24,798	33,705

Commitments and contingencies:
Shareholders' equity:
Preferred stock, par value $0.01: 1,000,000 shares authorized, none issued	—	—
Common stock, par value $0.01: 10,000,000 shares authorized, 8,513,634 and 8,452,634 shares issued and outstanding at December 31, 2003 and 2002, respectively	85	84
Additional paid-in capital	86,244	78,926
Accumulated deficit	(21,902)	(13,963)

Total shareholders' equity	64,427	65,047

	$147,370	$133,197

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS
(dollars in thousands, except per share data)

	2003	2002	2001

Revenues:
Net revenues from residents	$575,986	$519,106	$219,742
Interest and other income	229	297	92

Total revenues	576,215	519,403	219,834
Expenses:
Wages and benefits	315,615	274,248	153,438
Other operating expenses	151,013	143,053	48,009
Management fee to Sunrise Senior Living Services, Inc.	17,391	16,643	—
Rent to Senior Housing Properties Trust	77,266	75,210	—
General and administrative	17,745	15,415	15,593
Depreciation and amortization	3,588	1,794	1,321
Interest expense	1,164	198	—
Impairment of assets	—	150	—
Restructuring costs	—	122	—
Spin off and merger expense, non recurring	—	2,829	—

Total expenses	583,782	529,662	218,361

(Loss) income from continuing operations	(7,567)	(10,259)	1,473
Loss from discontinued operations	(372)	(2,915)	(946)

Net (loss) income	$(7,939)	$(13,174)	$527

Weighted average shares outstanding	8,482	7,556	4,374

Basic and diluted (loss) income per share from:
Continuing operations	$(0.89)	$(1.36)	$0.34
Discontinued operations	(0.05)	(0.38)	(0.22)

Net (loss) income per share	$(0.94)	$(1.74)	$0.12

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(dollars in thousands, except share data)

	Number of shares	Common stock	Additional paid-in capital	Accumulated deficit	Total

Balance at December 31, 2000	1,000	$—	$56,004	$(1,316)	$54,688
Issuance of stock, pursuant to spin-off	4,373,334	44	189	—	233
Distribution to Senior Housing Properties Trust, net	—	—	(5,215)	—	(5,215)
Net income	—	—	—	527	527

Balance at December 31, 2001	4,374,334	44	50,978	(789)	50,233
Issuance of stock, pursuant to merger of FSQ, Inc.	250,000	2	1,873	—	1,875
Issuance of stock, pursuant to equity offering	3,823,300	38	26,039	—	26,077
Stock grants	5,000	—	36	—	36
Net loss	—	—	—	(13,174)	(13,174)

Balance at December 31, 2002	8,452,634	84	78,926	(13,963)	65,047
Stock grants	61,000	1	103	—	104
Capital contributions at lease inception	—	—	7,215	—	7,215
Net loss	—	—	—	(7,939)	(7,939)

Balance at December 31, 2003	8,513,634	$85	$86,244	$(21,902)	$64,427

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
(dollars in thousands)

	For the year ended December 31,
	2003	2002	2001

Cash flows from operating activities:
Net (loss) income	$(7,939)	$(13,174)	$527
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:
Depreciation and amortization	3,588	1,794	1,321
Spin off and merger expense	—	2,829	—
Impairment of assets	—	150	—
Loss from discontinued operations	372	2,915	867
Provision for bad debt expense	403	(1,916)	1,587
Changes in assets and liabilities:
Accounts receivable	3,674	12,310	9,571
Prepaid expenses and other current assets	(9,583)	778	(2,685)
Accounts payable and accrued expenses	2,592	6,802	(4,905)
Accrued compensation and benefits	3,124	524	(492)
Due to Senior Housing Properties Trust	6,667	(3,480)	2,232
Due to Sunrise Senior Living Services, Inc.	6,134	—	—
Other current liabilities	10,132	441	(8,316)

Cash provided by (used in) operating activities	19,164	9,973	(293)

Cash flows from investing activities:
Transfer of working capital by lease	—	10,722	—
Payments on mortgage note receivable	35	—	—
Deposits into restricted cash accounts	(10,458)	(7,445)	—
Acquisition of pharmacy, net of cash acquired	(1,800)	—	—
Acquisition of insurance company, net of cash acquired	(1,310)	—	—
Real estate purchases	—	(44,927)	—
Real estate sales	16,331	—	—
Furniture, fixtures and equipment sales	10,754	—	—
Furniture, fixtures and equipment purchases	(15,812)	(6,954)	(2,176)

Cash used in investing activities	(2,260)	(48,604)	(2,176)

Cash flows from financing activities:
Proceeds from borrowings on revolving credit facility	55,500	—	—
Repayments of borrowings on revolving credit facility	(51,500)	—	—
Proceeds from issuance of common stock, net	—	26,113	233
Owners contribution, net	—	—	12,783
Payment of deferred financing costs	—	(1,055)	(1,016)
Repayments of mortgage payable	(9,687)	—	9,100

Cash (used in) provided by financing activities	(5,687)	25,058	21,100

Net cash used in discontinued operations	(251)	(1,100)	(867)

Change in cash and cash equivalents	10,966	(14,673)	17,764
Cash and cash equivalents at beginning of year	10,270	24,943	7,179

Cash and cash equivalents at end of year	$21,236	$10,270	$24,943

	For the year ended December 31,
	2003	2002	2001

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$1,381	$145	$—
Non-cash investing and financing activities:
Notes exchanged in sale of properties	(6,261)	—	—
Capital contributions at lease inception	7,215	—	—
Issuance of common stock	104	—	—
Contribution of real estate and related property from Senior Housing Properties Trust	—	—	(2,232)
Acquisition of assets by merger	(2,220)	(1,052)	—
Assumption of liabilities by merger	(890)	2,006	—
Assumption of mortgage	—	15,775	—
Issuance of common stock for merger	—	1,875	—
Assumption of assets by lease	—	(12,061)	—
Assumption of liabilities by lease	—	22,783	—
Distribution of real estate and other assets to Senior Housing Properties Trust	—	—	29,330
Assumption of mortgage payable by Senior Housing Properties Trust	—	—	(9,100)

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share data)

1. Organization and business

We were organized on April 27, 2000, as a wholly owned subsidiary of Senior Housing Properties Trust, or Senior Housing. We were incorporated in Delaware in 2000 and reincorporated in Maryland on September 17, 2001. Effective July 1, 2000, we assumed the operations of healthcare communities from two former bankrupt tenants of Senior Housing.

On December 31, 2001, Senior Housing distributed all of our common shares to its shareholders, or the Spin-Off. Concurrent with the Spin-Off, we entered into a lease for 56 nursing home communities and a transaction agreement with Senior Housing and others to govern our initial capitalization and other events related to the Spin-Off. Pursuant to the transaction agreement, Senior Housing provided our initial capitalization of $50,000. In connection with the Spin-Off, we (1) transferred seven properties and other assets with a net book value at December 31, 2001 of $29,330 to Senior Housing, (2) conveyed a mortgage obligation of $9,100 at December 31, 2001 to Senior Housing and (3) obtained title to two properties with a net book value of $2,232 at December 31, 2001 from Senior Housing.

On January 2, 2002, as required by the transaction agreement, we acquired FSQ, Inc., or FSQ, in order to acquire the personnel, systems and assets necessary to manage the healthcare communities that we lease from Senior Housing. On January 11, 2002, as required by the transaction agreement, we entered into a lease with Senior Housing for 31 independent and assisted living communities formerly managed by Marriott Senior Living Services, Inc., or MSLS, a subsidiary of Marriott International, Inc., or Marriott, and now managed by Sunrise Senior Living Services, Inc., or SLS, a subsidiary of Sunrise Senior Living, Inc., or Sunrise. Pursuant to the transaction agreement, we received the working capital assets and liabilities associated with this leasehold as part of our initial capitalization. During 2003, information became available to us which resulted in $7,215 of additional paid in capital. This amount was the result of our having received more working capital assets and having assumed fewer liabilities than we had previously recorded. On April 1, 2002, we purchased and began to operate five additional independent and assisted living communities. On October 25, 2002, we sold one community purchased on April 1, 2002 to Senior Housing and entered into a lease with Senior Housing for that community and eight other independent and assisted living communities. On that same day, we also purchased and began operating seven additional independent and assisted living communities.

On May 1, 2003, we leased three additional communities from Senior Housing. On September 15, 2003, we acquired an institutional pharmacy located in Wisconsin. On September 30, 2003, we sold one community purchased on April 1, 2002 to Senior Housing and entered into a lease with Senior Housing for that community. On December 8, 2003, we acquired Affiliates Insurers, Limited, or Affiliates, from Reit Management and Research LLC, or RMR. Affiliates reinsures a portion of our workers compensation insurance. Also in 2003, we closed one nursing home and sold six communities that were purchased on October 25, 2002.

At December 31, 2003, our business included 101 communities containing 14,035 living units, including 48 primarily independent and assisted living communities containing 7,790 living units and 53 nursing homes containing 6,255 living units as well as one institutional pharmacy that services 10 nursing homes.

We experienced losses in 2003 and 2002. We believe that a combination of some or all of our efforts to increase revenues, contain or reduce costs, our ability to borrow on our revolving credit facility, our ability to sell to Senior Housing capital improvements made to communities leased from Senior Housing and the possibility of sales or financings of our owned communities will be sufficient for us to meet our working capital needs, operating expenses, rent payments to Senior Housing, debt service and capital expenditures in the normal course of our business for the foreseeable future.

2. Summary of significant accounting policies

Basis of presentation.    The accompanying consolidated financial statements include our accounts and those of all of our subsidiaries. All intercompany transactions have been eliminated.

We were owned by Senior Housing until December 31, 2001 and 2001 transactions are presented on Senior Housing's historical basis. During 2001, substantially all of the cash we received from the communities' operations was deposited in and commingled with Senior Housing's general funds, and Senior Housing provided funds for working capital and other cash requirements. Our general and administrative expenses in 2001 are comprised of costs incurred by Senior Housing and charged to us primarily based on a specific identification basis, which, in the opinion of management, is reasonable. It is not practicable to estimate additional costs that we would have incurred as a separate entity during 2001.

Under the terms of our management agreements with SLS we have provided SLS with working capital to be used in the operation of the communities. The components of the working capital, primarily cash and cash equivalents, inventories, trade accounts receivable and accounts payable, are controlled by SLS on our behalf, but we retain the risks and rewards associated with the underlying assets and liabilities. Accordingly, the components of this working capital (including cash and cash equivalents of $13,167 and $2,655 at December 31, 2003 and 2002) are included in our consolidated balance sheet.

Estimates and assumptions.    Preparation of these financial statements in conformity with accounting principles generally accepted in the Unites States requires us to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from our estimates.

Cash and cash equivalents.    Cash and cash equivalents, consisting of investments with original maturities of three months or less at the date of purchase, are carried at cost plus accrued interest, which approximates market.

Restricted cash, insurance arrangements.    Restricted cash, insurance arrangements, is cash that we deposited as security for letters of credit which secure obligations arising from our professional liability insurance program.

Restricted cash, other.    Restricted cash, other as of December 31, 2003, includes the following amounts that we are required to escrow: (1) $518 required by certain healthcare regulatory agencies, (2) $5,000 for future capital expenditures, as required by our lease with Senior Housing and our management agreements with SLS, (3) $339 for real estate taxes and capital expenditures as required by a mortgage, (4) $9,168 for resident security deposits for certain SLS managed communities and (5) $313 for other business reasons. Restricted cash as of December 31, 2002, includes the following amounts that we are required to escrow: (1) $518 required by certain healthcare regulatory agencies, (2) $1,150 for future capital expenditures, as required by our lease with Senior Housing and our management agreements with SLS, (3) $419 for real estate taxes and capital expenditures as required by mortgages, (4) $7,361 for resident security deposits for certain SLS managed communities and (5) $63 for other business reasons.

Accounts receivable and allowance.    We record accounts receivable at their estimated net realizable value. In the case of receivables generated from residents, we estimate allowances for uncollectible amounts based upon factors which include, but are not limited to, the age of the receivable and the terms of the agreements with residents or their third party payors. In the case of other receivables, such as those due from various governments or other entities with which we have transacted business, we estimate allowances based upon factors which include, but are not limited to, the agreements with such payors, their stated intent to pay, their financial capacity to pay and other factors which may include litigation. Accounts receivable allowances are estimates. We periodically review and revise these estimates based on new information; such revisions may be material.

During 2003, 2002 and 2001, we increased our allowance for doubtful accounts by $2,456, $4,387 and $3,283, respectively, and wrote off accounts receivable of $2,053, $4,502 and $1,696, respectively.

Included in accounts receivable as of December 31, 2003 and 2002 are amounts due from the Federal Government Medicare program of $4,174 and $11,026, respectively, and amounts due from various state Medicaid programs of $12,368 and $14,985, respectively.

Deferred finance costs.    We capitalize issuance costs related to borrowings and amortize the deferred cost over the terms of the respective loans. The unamortized balance of deferred finance costs was $503 and $828 at December 31, 2003 and 2002, respectively. Accumulated amortization related to deferred finance costs was $326 and $51 at December 31, 2003 and 2002, respectively. At December 31, 2003, the weighted average amortization period remaining is approximately two years. The amortization expense to be incurred over the next two years as of December 31, 2003 is $276 in 2004 and $227 in 2005.

Income taxes.    Prior to the Spin-Off, substantially all of our taxable income was included in the taxable income of Senior Housing for federal income tax purposes. Senior Housing qualified as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, and, prior to December 31, 2001, we were a subsidiary of Senior Housing. After the Spin-Off, we became a separate taxable corporation and are responsible for our own tax liabilities and filings.

We account for income taxes in accordance with SFAS No. 109, " Accounting for Income Taxes", or SFAS 109. SFAS No. 109 prescribes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Because we have a short operating history as a separate company during which we have generated no taxable income, we have fully reserved the value of the net deferred tax asset (see note 5).

Property and equipment.    We expense depreciation on real estate properties on a straight-line basis over estimated useful lives of up to 40 years for buildings, up to 15 years for building improvements and up to seven years for personal property. We regularly evaluate whether events or changes in circumstances have occurred that could indicate an impairment in the value of long-lived assets. If there is an indication that the carrying value of an asset is not recoverable, we estimate the projected undiscounted cash flows from the asset to determine if an impairment loss should be recognized. We determine the amount of impairment loss by comparing the historical carrying value of the asset to its estimated fair value. We determine estimated fair value through an evaluation of recent financial performance and projected discounted cash flows of properties using standard industry valuation techniques. In addition to consideration of impairment upon events or changes in circumstances as described above, we regularly evaluate the remaining lives of our long-lived assets. If we change estimated lives, we allocate the carrying value of affected assets over the revised remaining lives. During 2002, we wrote off certain impaired assets with a carrying value of $772.

Self insurance.    We self insure up to certain retained limits for workers compensation, professional liability, and, as of August 2002, employee health insurance. Claims in excess of these retained limits are insured by third party insurance providers up to contractual limits, over which we are self insured. We accrue the estimated cost of self insured amounts based on projected settlements for pending claims, known incidents which we expect may result in claims, estimates of incurred but not yet reported claims and incidents and expected changes in premiums for insurance provided by third party insurers whose policies provide for retroactive adjustments. We periodically adjust these estimates based upon our claims experience, recommendations from our professional consultants, changes in market conditions and other factors; such adjustments may be material.

Continuing care contracts.    At some of our communities that are managed by SLS, residents can enter into continuing care contracts. These contracts require residents to make advance payments some of which are refundable and are carried as liabilities until they are refunded and some of which are not refundable and are carried as liabilities until they are amortized into revenues during the periods we expect to provide the service. Portions of these payments are included in restricted cash on our balance sheet.

Restructuring costs.    During 2002, we reduced the number of our regional offices and had staff reductions in our home office. As a result, we incurred restructuring costs of $122 for severance payments to terminated employees, all of which was paid in 2002.

Per common share amounts.    We computed loss per share for the years ended December 31, 2003 and 2002, using the weighted average number of shares outstanding during the year. We presented earnings per share for the year ended December 31, 2001, as if the shares outstanding at December 31, 2001, were outstanding as of January 1, 2001. We have no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Revenue recognition.    Our revenues are derived primarily from services to residents at communities we own or lease. We accrue revenues when services are provided and revenues are earned. Some of our services are provided with the expectation of payment from governments or other third party payors; related revenues are reported at their estimated net realizable amounts at the time the services are provided. We derived approximately 39%, 39% and 78% of 2003, 2002 and 2001 net resident revenues, respectively, from payments under Federal and state medical assistance programs. Revenues under some of these programs are subject to audit and retroactive adjustment.

Medicare revenues totaled $86,100, $68,400 and $35,400 during 2003, 2002 and 2001, respectively. Medicaid revenues totaled $148,600, $142,600 and $127,900 during 2003, 2002 and 2001, respectively. Some of the states in which we operate are contemplating plans to reduce Medicaid funding. We cannot estimate the magnitude of potential Medicaid and future Medicare rate reductions but it may be material. Medicaid and Medicare rates reductions, if they occur, may have a negative impact on our revenues and may increase our losses.

New accounting pronouncements.    In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", or FAS 145. The provisions of this standard eliminate the requirement that a gain or loss from the extinguishment of debt be classified as a extraordinary item, unless it can be considered unusual in nature and infrequent in occurrence.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", or FAS 146. FAS 146 reconsiders all of the prior guidance regarding restructuring charges, employee termination benefits and other costs to exit an activity. FAS 146 applies to costs associated with (a) certain termination benefits (commonly identified as one-time termination benefits), (b) costs to terminate a contract that is not a capital lease, and (c) other associated costs including costs to consolidate communities or relocate employees.

We adopted FAS 145 and FAS 146 on January 1, 2003 and such adoptions did not have an impact on our financial position or our results of operations.

Reclassifications.    Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

3. Property and equipment

Property and equipment, as of December 31, 2003 and 2002, consist of:

	2003	2002

Land	$3,542	$4,947
Buildings and improvements	42,328	57,468
Furniture, fixtures and equipment	13,476	9,663

	59,346	72,078
Accumulated depreciation	(3,862)	(1,749)

	$55,484	$70,329

4. Line of credit

On October 24, 2002, one of our subsidiaries entered into a revolving credit facility agreement. The interest rate on borrowings on this facility is LIBOR plus a spread. The maximum amount available under this facility is $12,500, and is subject to limitations based upon qualifying collateral. The facility is available for acquisitions, working capital and general business purposes. The facility is secured by accounts receivable (totaling $19,100, net of allowances of $1,000, as of December 31, 2003) generated at some of our communities and contains covenants such as maintenance of collateral, maintenance of lockbox accounts designed to provide the lenders with access to the collateral consolidated minimum net worth and certain other financial ratios. Accounts receivable which secure the facility are transferred by our subsidiary operators to a wholly owned finance subsidiary of ours. In certain circumstances subject to lender and collateral availability, the maximum borrowings under this facility may be increased to $25,000. The facility terminates on October 24, 2005. As of December 31, 2003, $4,000 was outstanding under the facility. As of March 24, 2004 no amounts were outstanding under this facility. Interest expense related to this facility was $155 for the year ended December 31, 2003.

5. Income taxes

Significant components of our deferred tax assets and liabilities as of December 31, 2003 and 2002, are as follows:

	2003	2002

Deferred tax assets (liabilities) for the income tax effects of:
Allowance for doubtful accounts	$1,826	$1,671
Accrued liabilities	527	600
Net operating loss carry forwards	1,706	3,112
Tax vs. book depreciation	2,309	(163)
Continuing care contracts	2,276	2,235
Deferred income	323	200
Insurance reserve	1,703	—

Net deferred tax asset before valuation allowance	10,670	7,655
Valuation allowance	(10,670)	(7,655)

Net deferred tax asset	$—	$—

During 2001 some of our subsidiaries were taxable entities separate from Senior Housing and generated net operating loss carryforwards for tax purposes. These subsidiary net operating loss carryforwards totaled $666 at December 31, 2003 and 2002 and may be used under certain conditions to reduce our future taxable income. For the year ended December 31, 2003, we estimate that we used net operating loss carry forwards of $3,687, leaving us with net operating loss carry forwards of $3,253 available to reduce future taxable income. Because we have a short operating history as a separate company during which we have generated no taxable income, we have fully reserved the value of the net deferred tax asset. As a result, we recorded no income tax benefit for the years ended December 31, 2003, 2002 and 2001. Our net operating loss carryforwards will expire beginning in 2020, if unused.

The principal reasons for the difference between our effective tax (benefit) rate and the U.S. federal statutory income tax (benefit) rate are as follows:

	For the years ended December 31,
	2003	2002	2001

Taxes at statutory U.S. federal income tax rate	(34.0)%	(34.0)%	(34.0)%
State and local income taxes, net of federal tax benefit	(4.0)%	(4.0)%	(4.0)%
Non deductible spin-off and merger expenses	—	8.4%	—
Other	31.5%	(2.2)%	—

Effective tax rate	(6.5)%	(31.8)%	(38)%

Tax valuation allowance	6.5%	31.8%	38%

6. Mortgages payable

One of the properties acquired by one of our subsidiaries in October 2002 was encumbered by two mortgage notes secured by first and second deeds of trust. In accordance with the prepayment provisions of the first mortgage, in December 2003, we prepaid the first mortgage note which totaled $9,323. The remaining deed of trust mortgage totaling $6,435 was prepaid on March 1, 2004.

7. Leases

Effective January 1, 2002, we entered into a noncancelable lease with Senior Housing for 56 communities. The lease is a "triple-net" lease which requires that we pay for all costs incurred in the operation of the communities, including the cost of insurance and real estate taxes. The lease also requires us to maintain the communities during the lease term and to indemnify Senior Housing for any liability which may arise from its ownership during the lease term. The lease initially required minimum rent payments to Senior Housing of $7,000 per year. In 2002, we ceased to operate one of these leased communities. Pursuant to the lease terms, that community was sold, the net proceeds were paid to Senior Housing and the annual rent was reduced by 10% of the net sales proceeds or $77. In 2003, we ceased to operate another one of these leased communities. Pursuant to the lease terms, we sold that community and paid net proceeds to Senior Housing, and our annual rent was reduced by 10% of the net sales proceeds or $28. During 2003, we sold $7,477 of improvements on these properties to Senior Housing, pursuant to the lease terms. As a result of this transaction, and in accordance with our leases, our annual minimum rent to Senior Housing increased by 10% of the sales proceeds, or $748. Prior to the lease combination discussed below, we leased 53 properties under this lease.

On January 11, 2002, we entered into a second noncancelable lease with Senior Housing for 31 retirement communities. These communities are managed by SLS. The lease is a "triple-net" lease which requires us to pay for all costs incurred in the operation of the communities, including insurance and real estate taxes. The lease also requires us to maintain the communities during the lease term and to indemnify Senior Housing for any liability which may arise from its ownership during the lease term. The lease initially required minimum rent payments to Senior Housing of $63,000 per year. The lease expires on December 31, 2017, and we have two renewal options totaling an additional 15 years.On October 25, 2002, we and Senior Housing agreed to modify this lease. Prior to this lease modification, the lease required us to make periodic deposits into an escrow account for future capital expenditures at these 31 leased communities. We paid these deposits to Senior Housing as additional rent expense. From the period January 11, 2002 through September 30, 2002, we deposited $5,376 into escrow accounts owned by Senior Housing that was recorded as rent expense. As a result of this modification, effective October 1, 2002, we make deposits into escrow accounts that we own and Senior Housing has a security and remainder interest in these accounts and in all property purchased with funding from these accounts. The amount and use of these escrows are unchanged by this amendment; however, subsequent to September 30, 2002, we do not record rent expense as a result of these deposits. During 2003, we sold $3,194 of improvements on these properties to Senior Housing, pursuant to the lease terms. As a result of this transaction, and in accordance with our leases, our annual minimum rent to Senior Housing increased by 10% of the sales proceeds, or $319. Also in 2003 we paid $355 in percentage rent related to this lease. Taking these transactions into account, our revised annual minimum rent payable to Senior Housing under this lease is $63,674.

On October 25, 2002, we sold one community to Senior Housing for approximately $12,700, which was the approximate net book value of that community and its estimated fair value at the time of the sale. On the same day, we leased this property along with eight other senior living properties from Senior Housing. The lease is a "triple-net" lease that requires us to pay for all costs incurred in the operation of the communities, including insurance and real estate taxes. The lease also requires us to maintain the communities during the lease term and to indemnify Senior Housing for any liability which may arise from its ownership during the lease term. The lease initially required minimum rent payments to Senior Housing of $6,285 per year and percentage rent starting in 2005. On May 30, 2003, we leased an additional three properties that are now included as a part of this lease for $650 per year. On September 30, 2003, we sold one additional community to Senior Housing for approximately $12,300, which was its appraised value at the time of the sale and then leased that community from Senior Housing for annual minimum rent of 10% of the sales proceeds or $1,230 per year. During 2003, we sold $732 of improvements on these properties to Senior Housing, pursuant to the lease terms. As a result of this transaction, and in accordance with our leases, annual minimum rent to Senior Housing increased by 10% of the sales proceeds, or $73. Prior to the lease combination discussed below, we leased 13 properties under this lease.

During 2003, two of our above mentioned three leases with Senior Housing were for 53 nursing homes and for 13 independent and assisted living communities, respectively. On March 1, 2004, these leases were combined into one lease. Simultaneously with this lease combination, the lease terms were changed as follows:

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The lease expiration date under the combined lease is December 31, 2020. Prior to the lease combination, the lease maturity date for the nursing home lease and the independent and assisted living community lease was December 31, 2018 and 2019, respectively. The lease contains one 15 year renewal option for all, but not less than all communities.

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Under the combined lease, we will pay to Senior Housing as additional rent an amount equal to 4% of the increase in revenues at the leased properties beginning in 2006. Prior to the lease combination, the percentage and the beginning time period for the nursing home lease and the independent and assisted living community lease was 3% and 2004 and 4% and 2005, respectively.

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Under the lease for the 31 properties operated by SLS, we will pay to Senior Housing as additional rent an amount equal to 4% of the increase in revenues at the leased properties beginning in 2006. In 2003, Senior Housing earned $355 of additional rent based on the increase in revenues at the leased properties. This amount is now included in our fixed annual rent for these properties.

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On March 1, 2004, Senior Housing also purchased from us one independent and assisted living community with 229 units located in Maryland. The purchase price was $24,100, its appraised value. This property was added to the combined lease.

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The annual rent under the combined lease for 53 nursing homes and 14 independent and assisted living communities is $18,290. And

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All other lease terms remained substantially unchanged.

The future minimum rent required by our leases with Senior Housing as of March 24, 2004, is as follows:

2004	$81,964
2005	81,964
2006	81,964
2007	81,964
2008	81,964
Thereafter	774,263

$1,184,083

8. Shareholders' equity

During 2002, we issued 3,823,300 common shares, in an underwritten public offering, for gross proceeds of approximately $28,522. Proceeds received, net of underwriting commissions and other costs, were $26,077.

On May 7, 2002, we issued 1,000 common shares to each of our five directors as part of their annual compensation. The shares were valued at $7.10 per share, which was the closing price of our common shares on the American Stock Exchange on the date of issue.

On May 6, 2003, we issued 1,000 common shares to each of our five directors as part of their annual compensation. The shares were valued at $1.17 per share, which was the closing price of our common shares on the American Stock Exchange on the date of issue.

On July 15, 2003, we issued 56,000 common shares to our officers and others who provide services to us. The shares were valued at $1.75 per share, which was the average price of our common shares on the American Stock Exchange on the date of issue.

On January 14, 2004, we issued 1,000 common shares to our new director, Barbara Gilmore, as part of her annual compensation. The shares were valued at $5.49 per share, which was the closing price of our common shares on the American Stock Exchange on the date of issue.

We initially reserved an aggregate of 650,000 shares of our common shares under the terms of the 2001 Stock Option and Stock Incentive Plan, or the Award Plan. As of December 31, 2003, we have reserved 583,000 of our common shares under the terms of the Award Plan.

9. Community acquisitions

In January 2002, we entered into a lease with Senior Housing for 31 independent and assisted living communities then managed by MSLS and currently managed by SLS. In connection with this transaction, we acquired the net working capital of the communities of $6,537, received cash of $5,665, and assumed certain long term liabilities totaling $12,202. We allocated the purchase price on the basis of the fair value of assets acquired and liabilities assumed.

In April 2002, we purchased five senior living communities for $45,500 in cash. We allocated the purchase price to the property and equipment acquired.

In October 2002, we purchased an additional seven senior living communities for $27,000. We allocated the purchase price to the property and equipment acquired. To finance this purchase, we sold one of our existing communities to Senior Housing for approximately $12,700 and assumed $15,798 of mortgage debt, which had a fair value of $16,210. In connection with this transaction, we leased another eight senior living communities from Senior Housing, which Senior Housing simultaneously acquired.

We account for each of these acquisitions using the purchase method of accounting. As such, we have included the results of operations of each of the communities acquired in our statement of operations from the date of acquisition. We did not record any goodwill related to any of the acquisitions.

10. Pro forma information (unaudited)

Pro forma operating results assuming commencement of operations as of January 1, 2002, of the 53 communities we acquired or leased during 2003 and 2002, and assuming that our sale of 3,823,000 common shares occurred on January 1, 2002, are as follows:

	2003	2002

	(unaudited)
Revenues	$576,215	$563,193
Expenses	583,782	573,688

Net (loss) income from continuing operations	(7,567)	(10,495)
Loss from discontinued operations	(372)	(2,798)

Net (loss) income	$(7,939)	$(13,293)

Weighted average shares outstanding	8,482	8,447

Net (loss) income per share	$(0.94)	$(1.57)

11. Discontinued operations

During 2002, we ceased operations at two leased nursing homes: one community in Phoenix, Arizona, which we leased from Senior Housing; and one community in Campbell, Nebraska, which we leased from that municipality. The Arizona community was closed and subsequently sold by Senior Housing for $770 which caused a $77 reduction in annual minimum rent payable in accordance with the lease terms. The operations of the Nebraska community were assumed by its owner.

Also in 2002, we decided to sell one additional nursing home located in Connecticut. Until this decision, we were exploring alternative uses for this property, including the possibility of developing age restricted housing at this community. Our decision to abandon these efforts and sell this property resulted in the classification of this community as a discontinued operation in 2002. The shut down of the healthcare operations of this community occurred in 2001 and was accomplished pursuant to an agreement with, and authorization from, the Connecticut Department of Social Services. That agreement provided for certain Medicaid rate adjustments to compensate for shut down losses attributable to Medicaid patients who were residents at the community. Based on the agreement, we recorded a receivable of approximately $1,450 of expected Medicaid rate adjustments for these shut down costs. In November 2002, we received a revised notice from the Connecticut Medicaid authorities that rate adjustments of approximately $512 would be authorized. We wrote off the remainder of this receivable and reported the loss with the loss from discontinued operations for 2002. In addition, during 2002, we recorded an asset impairment charge of $772 related to this community, primarily because of a decline in the value of skilled nursing bed licenses which were held for sale.

During 2003, we ceased operations at one nursing home which was leased from Senior Housing. The community was closed and subsequently sold by Senior Housing for $345 which caused a $35 reduction in annual minimum rent payable in accordance with the lease terms. In August 2003, we sold an assisted living community and in December 2003, we sold another five assisted living communities. We received $3,500, consisting of $350 of cash and a $3,150 six-year mortgage note at 8% interest, for the assisted living community that was sold in August 2003. We deferred the $1,100 gain on the sale and we expect to recognize the gain as income over the life of the note in proportion to note principal payments that we receive. We received $3,550, consisting of $440 of cash and a $3,110 fifteen year mortgage note at 9% interest, for the five assisted living communities that we sold in December 2003. We deferred the $1,200 gain on the sale and we expect to recognize the gain as income when it is demonstrated that the buyer has the ability to pay the mortgage note. These deferred gains are included in other long term liabilities on our consolidated balance sheet.

As of December 31, 2003, substantially all of our assets and liabilities related to these communities have been disposed of and paid, respectively. The income statements for all periods presented have been reclassified to present the results of operations of these communities as discontinued. Below is a summary of the operating results of these discontinued operations included in the financial statements for years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001

Revenues	$5,033	$5,763	$9,752
Expenses	5,405	8,678	10,698

Net loss	$(372)	$(2,915)	$(946)

12. Transactions with affiliates

On December 31, 2001, Senior Housing distributed substantially all of its ownership of our shares to its shareholders. In order to effect the Spin-Off and to govern relations after the Spin-Off, we entered into agreements with Senior Housing, pursuant to which it was agreed that:

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so long as Senior Housing remains a REIT, we may not waive the share ownership restrictions in our charter on the ability of any person or group to acquire more than 9.8% of any class of our equity shares without, among other requirements, the consent of Senior Housing and our determination that the exception to the ownership limitations would not cause a default under any of our leases;

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so long as we are a tenant of Senior Housing, we will neither permit any person or group to acquire more than 9.8% of any class of our voting stock or permit the occurrence of other change in control events, as defined, nor will we take any action that, in the reasonable judgment of Senior Housing or HRPT Properties Trust, or HRPT, might jeopardize the tax status of Senior Housing or HRPT as a REIT;

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Senior Housing has the option, upon the acquisition by a person or group of more than 9.8% of our voting stock and upon other change in control events, as defined, to cancel all of our rights under the leases we have with Senior Housing; and

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so long as we maintain our shared services agreement with RMR or are a tenant under a lease with Senior Housing then we will not acquire or finance any real estate without first giving Senior Housing, HRPT, Hospitality Properties Trust, or HPT, or any other publicly owned REIT or other entity managed by RMR the opportunity to acquire or finance real estate investments of the type in which Senior Housing, HRPT, HPT or any other publicly owned REIT or other entity managed by RMR respectively, invest.

At the time of the Spin-Off, all of the persons serving as our directors were trustees of Senior Housing. Two of our current directors, Messrs. Martin and Portnoy, are current trustees of Senior Housing.

As of March 24, 2004, we lease 98 senior living communities from Senior Housing for total annual minimum rent of $81,964.

During 2003, we and Senior Housing were jointly involved in litigation with Marriott and MSLS, the operator of 31 of the senior living communities which we leased from Senior Housing. We and Senior Housing equally shared the costs of this litigation. This litigation was settled in January 2004.

Since January 1, 2003, we have entered or agreed to enter into several transactions with Senior Housing, including the following:

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During 2003 Senior Housing purchased $11,403 of improvements to its properties leased by us and, pursuant to the terms of our leases with Senior Housing, the annual rent payable to Senior Housing was increased by 10% of the amounts invested, or $1,140.

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In March 2003, one of Senior Housing's private company tenants defaulted on its lease for a nursing home in Missouri. Senior Housing terminated this lease and engaged us to manage this property for Senior Housing's account. Currently this property is being offered for sale or lease. We are paid a management fee of 5% of the gross revenues at this nursing home, totaling $135,000 through December 31, 2003.

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In May 2003, Senior Housing purchased from an unrelated third party three assisted living properties with 143 living units located in Virginia for $6,500. In September 2003, we sold Senior Housing one independent living property with 164 units in California for $12,300, its appraised value. These four properties were added to an existing lease with Senior Housing for nine other independent and assisted living properties. Our minimum rent for the properties included in this lease was increased by $1,880 per year. All other terms of the lease remained unchanged.

–>
In July 2003, we agreed to buy two nursing homes in Michigan that we lease from Senior Housing. The purchase price is $10,500, the appraised value of the properties. These two properties are leased on a combined basis with other nursing home properties. Under the terms of our lease with Senior Housing, upon consummation of the sale, our annual rent payable under the combined lease will be reduced by 10% of the net proceeds that Senior Housing receives from the sale. We expect the sale of these properties to occur during the first half of 2004. However, this sale is contingent upon our obtaining Department of Housing and Urban Development insured financing for this purchase, and this sale may not close because of a failure of this condition or for some other reason.

–>
On March 1, 2004, Senior Housing purchased from us one independent and assisted living community with 229 units located in Maryland. The purchase price was $24,100, the appraised value of the property. Simultaneous with this purchase, our existing leases with Senior Housing were modified as follows:

–>
the lease for 53 nursing homes and the lease for 13 independent and assisted living communities were combined into one lease and the property acquired on March 1, 2004 was added to this combined lease;

–>
the combined lease maturity date was changed to December 31, 2020 from December 31, 2018 and 2019 for the separate leases;

–>
our minimum rent for the combined lease of 53 nursing homes and 14 independent living communities was increased by $2,410 per year;

–>
for all of our leases with Senior Housing the amount of additional rent, to be paid to Senior Housing was changed to 4% of the increase in revenues at the leased properties beginning in 2006; and

–>
all other lease terms remain substantially unchanged.

We obtained a workers compensation insurance policy for the year beginning June 15, 2003, from a third-party insurer. This third-party insurer ceded a portion of the premiums we paid to a Bermuda based company, Affiliates, which was owned by RMR. Affiliates was organized by RMR to assist us in creating a partial self insurance program on an expedited basis. On December 8, 2003, we acquired Affiliates from RMR for an amount equal to RMR cost of organizing and capitalizing that company, approximately $1,310.

Our Chief Executive Officer and Chief Financial Officer are also officers and employees of RMR. These officers devote a substantial majority of their business time to our affairs and the remainder to RMR's business which is separate from our business. We believe the compensation we pay to these officers reasonably reflects their division of business time; however, periodically, these individuals may divide their business time differently than they do currently and their compensation from us may become disproportionate to this division.

RMR provides investment, management and administrative services to us under a shared services agreement which is subject to renewal annually. RMR is compensated at an annual rate equal to 0.6% of our total revenues. Fees earned by RMR for services to us during 2003 were approximately $3,400. The fact that RMR has responsibilities to other entities, including our landlord, Senior Housing, could create conflicts; and in the event of such conflicts between Senior Housing and us, the shared services agreement allows RMR to act on behalf of Senior Housing rather than on our behalf. RMR is owned by Messrs. Martin and Portnoy who are our managing directors. Messrs. Martin and Portnoy each have material interests in the transactions between us and RMR described above. All transactions between us and RMR are approved by our independent directors. Our independent directors have approved the renewal of the shared services agreement for its current term through December 31, 2004.

Messrs. Martin and Portnoy own the building in which our headquarters is located. Our lease for space was originally executed by FSQ, Inc. This lease expires in 2011. During 2003, we paid rent under this lease of $569,000.

Until March 31, 1997, Mr. Portnoy was a partner of Sullivan & Worcester LLP, our counsel and counsel to Senior Housing, RMR and affiliates of each of the foregoing, and he received payments from that firm during 2003 in respect of his retirement.

13. Employee benefit plan

During 2001, we established an employee savings plan under the provisions of the Internal Revenue Code section 401(k). All employees are eligible to participate in the plan and are entitled, upon termination or retirement, to receive their portion of the plan assets. We do not contribute to this plan, but do pay certain expenses of the plan. Plan expenses were $23, $24 and $30 for the years ended December 31, 2003, 2002 and 2001, respectively.

14. Fair value of financial instruments

Our financial instruments are limited to cash and cash equivalents, accounts receivable, accounts payable, continuing care contracts, mortgage notes receivable and mortgage notes payable. The fair value of these financial instruments was not materially different from their carrying values at December 31, 2003 and 2002. Our estimates of fair values were based on current market prices and discounted cash flow analysis.

15. Commitments and contingencies

Connecticut strike costs.    During 2001, we incurred costs to hire temporary staff and to provide security services for residents and temporary employees during a Connecticut labor strike. At the time of this strike, the Governor of Connecticut and the Connecticut Department of Social Services agreed to adjust Medicaid rates to compensate for a portion of these increased costs. Litigation was brought by the striking union against the Governor and Commissioner of the Department of Social Services, and, on September 13, 2002, the United States District Court for Connecticut issued a declaratory ruling that Medicaid subsidies other than those to reimburse costs incurred to protect the health and safety of residents are violations of federal labor law. The Connecticut Department of Social Services continues to review and process our claims for these adjustments, which total approximately $1,500 as of December 31, 2003, which is net of payments received of $350. In the event that the Connecticut Department of Social Services determines not to make payments or seeks reimbursement of payments previously made, and our defenses and claims are not fully successful, the uncollected amounts, net of applicable reserves will be recorded as a loss in future periods. We intend to pursue these claims.

Receivables from United States Department of Health and Human Services.    During 2000, we assumed the operations of 40 nursing homes from Integrated Health Services, Inc. and certain related entities, or together, IHS, a company then in bankruptcy, pursuant to a court approved settlement agreement. Because of complex legal and governmental processes necessary to transfer nursing home licenses and Medicare and Medicaid payments, arrangements were agreed upon for IHS to continue to receive payments from such third party payors for services provided at the nursing homes following our assumption of operations, including an agreement among us, IHS and the Secretary of the United States Department of Health and Human Services, or HHS. These arrangements were approved by the bankruptcy court and generally honored by IHS with respect to approximately $42,000 received by IHS for our account. We initially believed IHS had received an additional $2,000 which was due to us. When IHS refused to pay this amount we commenced suit against IHS in the bankruptcy court in August 2002. Following the filing of the suit, settlement discussions were started. In December 2002, IHS paid approximately $700 of the receivable balance. IHS has asserted that it is only obligated to deliver funds it received from third-party payors, including HHS, and that HHS has withheld payments which are due to us. In March 2003, we commenced suit against IHS, HHS and the State of Colorado

Department of Healthcare Policy and Financing concerning the remaining receivable balance. Shortly after filing, settlement was reached with the State of Colorado providing us a payment of approximately $400. In December 2003, the court granted a motion to dismiss HHS, but took no action on IHS's motion to dismiss. In January 2004, we appealed the courts decision to dismiss HHS. In February 2004, the court denied IHS's motion to dismiss. We intend to pursue these claims, but we cannot predict the outcome of this litigation. If we do not collect this claim, the uncollected amounts, net of applicable reserves, will be recorded as a loss in future periods.

SLS management agreements.    During 2002, about the time Marriott determined to sell MSLS to Sunrise, we and Senior Housing became involved in litigation with Marriott and MSLS. On January 7, 2004, we and Senior Housing settled the pending litigation with Marriott and MSLS. Under the terms of the settlement we and Senior Housing, and Marriott and MSLS, agreed to dismiss all claims and counterclaims asserted in the litigation. Also under the terms of the settlement, Marriott paid to us and Senior Housing $1,250 each. The settlement was a compromise of the parties' disputes entered into to avoid the expense and inconvenience of litigation and neither us or Senior Housing, nor Marriott or MSLS, has admitted any liability, violation of law or wrongdoing in connection with the matters in the litigation. We believe the settlement resolves all of our litigation with Marriott. This settlement does not affect our or Senior Housing's rights vis-à-vis SLS or Sunrise which arise by reason of events after Sunrise purchased MSLS.

16. Segment information

We operate in one reportable segment, which is the business of operating senior living communities, including independent living and congregate care communities, assisted living communities and nursing homes. All of our operations and assets are located in the United States.

17. Selected quarterly financial data (unaudited)

Following is summary unaudited quarterly results of operations for the years ended December 31, 2003 and 2002:

	2003
	First quarter	Second quarter	Third quarter	Fourth quarter

Revenues	$142,178	$141,110	$146,524	$146,403
Net loss	(2,537)	(1,974)	(1,166)	(2,262)
(Loss) per common share	$(0.27)	$(0.24)	$(0.14)	$(0.27)
	2002
	First quarter	Second quarter	Third quarter	Fourth quarter

Revenues	$119,270	$131,278	$132,895	$139,068
Net (loss) income	(3,369)	(7,330)	(2,506)	31
(Loss) earnings per common share	$(0.66)	$(0.87)	$(0.30)	$0.08

LTA Holdings, Inc. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	September 30, 2004	December 31, 2003

	(dollars in thousands, except per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$5,170	$5,539
Accounts receivable, less allowance for doubtful accounts of $292 and $242 as of September 30, 2004 and December 31, 2003, respectively.	309	361
Prepaid expenses and other	3,652	3,028

Total current assets	9,131	8,928
Property and equipment, net	154,826	155,699
Restricted cash	1,881	1,910
Investments in and advances to affiliates	—	258
Goodwill	1,514	1,514
Other assets, net	2,059	2,173

Total assets	$169,411	$170,482

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$258	$752
Accrued expenses	6,346	5,498
Current maturities of long-term debt and capital lease obligations	17,102	4,257

Total current liabilities	23,706	10,507
Deferred compensation	142	142
Deferred revenue and other long-term liabilities	404	482
Long-term debt and capital lease obligations, less current maturities	124,003	137,473

Total liabilities	148,255	148,604
Equity:
Preferred stock, $.001 par value; 2,000,000 authorized shares; 601,001 issued and outstanding shares at September 30, 2004 and December 31, 2003	1	1
Preferred stock additional paid-in capital	10,649	10,649
Common stock, $.001 par value; 12,250,000 authorized shares; 4,946,672 and 4,879,172 issued and outstanding shares at September 30, 2004 and December 31, 2003, respectively	5	5
Common stock additional paid-in capital	13,077	12,908
Retained deficit	(2,576)	(1,685)

Total equity	21,156	21,878

Total liabilities and equity	$169,411	$170,482

See accompanying notes.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

	Nine months ended September 30, 2004	Nine months ended September 30, 2003

	(dollars in thousands)
Revenues	$60,602	$56,196
Expenses
Facility operating expenses	42,024	39,267
General and administrative expenses	7,512	6,599
Depreciation and amortization	4,402	4,371

	53,938	50,237

Income from operations	6,664	5,959
Other income (expenses):
Gain on sale of assets	6	1,528
Interest income	42	39
Interest expense	(7,719)	(8,020)
Equity in income of affiliates	98	39
Minority interest in income of consolidated entity	18	(57)

Total other income (expenses)	(7,555)	(6,471)

Net loss	$(891)	$(512)

See accompanying notes.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine months ended September 30, 2004	Nine months ended September 30, 2003

	(dollars in thousands)
Operating activities
Net loss	$(891)	$(512)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,402	4,371
Equity in (income) losses of affiliates	(98)	(39)
(Gain) loss on sale of assets	(6)	(1,528)
Non-cash compensation expense	169	68
Minority interest in income of consolidated entity	—	57
Amortization of deferred revenue	(7)	(7)
Provision for doubtful accounts	127	111
Changes in operating assets and liabilities (net of acquisition):
Accounts receivable	(124)	(186)
Prepaid expenses and other	(309)	(1,579)
Accounts payable	(497)	(373)
Accrued expenses	848	(1,130)

Net cash provided by (used in) operating activities	3,614	(747)
Investing activities
Purchases of property and equipment	(1,186)	(1,171)
Net proceeds from sale of property and equipment	236	4
Purchase of 49% of GBH/LTA, Inc., net of cash acquired	(295)	—
Advances to affiliates	(12)	(19)
Partial sale of Morningside of Albany Investment	—	905
Distribution from investments	—	100
Decrease (increase) in other assets	37	(235)
Increase (decrease) in other liabilities	(49)	16

Net cash used in investing activities	(1,269)	(400)
Financing activities
Proceeds from long-term debt and capital lease obligations	—	123
Principal payments on long-term debt and capital lease obligations	(2,663)	(1,183)
Financing costs paid	(51)	—

Net cash used in financing activities	(2,714)	(1,060)

Net change in cash and cash equivalents	(369)	(2,207)
Cash and cash equivalents at December 31	5,539	5,042

Cash and cash equivalents at September 30	$5,170	$2,835

Supplemental cash flow information:
Interest paid during the period	$7,760	$8,045

See accompanying notes.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004

1. Basis of Presentation and Organization

LTA Holdings, Inc., a Delaware corporation and known formerly as LifeTrust America, LLC (the "Company"), owns, develops and/or operates assisted living communities which provide housing to senior citizens who need help with activities of daily living such as bathing and dressing. The Company provides personal care and support services and makes available routine nursing services designed to meet the needs of its residents. As of September 30, 2004, the Company manages or owns and operates communities in Alabama, Georgia, Kentucky, North Carolina, South Carolina, Tennessee, Virginia, and Florida.

The Company was organized in September 1996 and the formal limited liability company agreement was entered into effective October 8, 1996 and was amended and restated on February 4, 1997, January 31, 2000 and July 26, 2000. Morningside Management, Inc. ("MMI") was a predecessor company to LifeTrust America, LLC. MMI was an assisted living development company based in Nashville, Tennessee. On December 31, 2002, the Company was converted from an LLC to a C Corporation.

The accompanying condensed consolidated financial statements of LTA Holdings, Inc. and subsidiaries have been prepared without audit. Certain information and footnote disclosures required by generally accepted accounting principles for complete financial statements have been condensed or omitted. The disclosures made are adequate to make the information presented not misleading. However, the accompanying financial statements should be read in conjunction with the Company's annual audited financial statements for the year ended December 31, 2003. In the opinion of management, all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation, have been included. All intercompany transactions and balances have been eliminated. The operating results for interim periods are not necessarily indicative of the results that may be expected for the full year.

2. Employee Stock Options

The Company grants options for a fixed number of shares to employees with an exercise price equal to or greater than the estimated fair value of shares at the date of grant. The Company accounts for options in accordance with Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations, as permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." The Company concluded that the pro forma disclosures under SFAS No. 123 and SFAS No. 148 are not necessary due to the immateriality of the value of its share options.

3. Comprehensive Income

Comprehensive loss equals net loss for all periods presented.

4. Purchase of 49% of GBH/LTA, LLC

In August 2004, the Company purchased the 49% ownership interest of the GBH/LTA, LLC, owned by Georgia Baptist Healthcare Systems ("GBH") for $375,000 in cash. GBH/LTA, LLC was originally created in 1998 with the Company owning 51% for the purpose of acquiring, developing, and operating assisted living facilities in Georgia by the Company and GBH. GBH had certain substantive participating rights in GBH/LTA, LLC, which precluded the Company from consolidating the operations of GBH/LTA, LLC. As of August 2004, the Morningside of Macon, LLC, a 41 unit assisted living community, was the only assisted living facility of GBH/LTA, LLC. The Company recorded the step acquisition in accordance with SFAS No. 141, "Business Combinations," and therefore recorded 49% of the GBH/LTA, LLC assets at fair market value. The fair market value of the net assets acquired approximated the purchase price of $375,000. The most significant assets and liabilities acquired included 49% of property and equipment of $2,558,000 and debt of $2,038,000.

The results of operations of GBH/LTA, LLC are presented in the consolidated statement of operations for the nine months ended September 30, 2004 as though the Company had 100% ownership of GBH/LTA, LLC at the beginning of the year, with the portion of GBH income deducted at the bottom of the statement of operations.

5. Sale of Interest in Morningside of Albany, L.P.

In April 1999, the Company and Phoebe Putney Health Systems, Inc. ("Phoebe") formed a limited partnership (Morningside of Albany, L.P or the "LP") for purposes of developing and operating an assisted living community in Albany, Georgia. In exchange for a 75% general and limited partnership interest in the LP, the Company contributed $708,000 in cash. For its 25% interest, Phoebe contributed $236,000. In April 2000, the Company contributed an additional $273,000 and Phoebe contributed an additional $91,000.

Effective July 1, 2003, the Company sold 50% of the LP to Phoebe's subsidiary, Phoebe Putney Health Ventures, Inc., for $905,000 in cash and entered into a new long-term management agreement. The Company recorded a $1,528,000 gain in connection with the partial sale that is included in gain on the sale of assets in the accompanying consolidated statement of operations for the nine months ended September 30, 2003. The partial sale effectively reduced the Company's ownership in the LP to 25%. Simultaneous with the sale, the LP was converted into Morningside of Albany Company, a Delaware general partnership. Consequently, the statement of operations for the nine months ended September 30, 2003 reflects consolidation of the operations of the LP though June 30, 2003, while the three months ended September 30, 2003 include the results of the Company's investment under the equity method. The statement of operations for the nine months ended September 30, 2004 also includes the results of the Company's investment under the equity method.

Subsequent to the sale, the Company continues to jointly guarantee the LP's long-term debt with Phoebe as established at the initial formation of the venture. The carrying value of the debt is $5,200,000.

6. Income Taxes

The Company has recorded no income tax provision for the nine months ended September 30, 2004 or 2003 as a result of a history of no taxable income. Consequently, the value of deferred tax assets arising primarily from tax loss carryforwards are fully reserved by a valuation allowance due to the uncertainty of their future realization.

7. Long-Term Debt and Capital Leases Obligations

Debt and capital lease obligations at September 30, 2004 and December 31, 2003 consisted of the following:

	September 30, 2004	December 31, 2003

Mortgages payable	$97,693	$97,642
Permanent loans payable (HUD insured)	30,910	31,084
Capital lease obligations	12,296	12,336
Other debt	206	668

	141,105	141,730
Less: current maturities	17,102	4,257

	$124,003	$137,473

Mortgages Payable

The mortgages payable are with various lenders and are collateralized by the assets of the related facilities. Principal and interest are payable in monthly installments. Some of the mortgages contain various covenants, the most restrictive of which include the maintenance of certain financial ratios. Certain of the lenders also require escrow balances to be held by the lenders which are included in prepaid expenses and restricted cash in the Company's condensed consolidated balance sheets.

As of December 31, 2003, the Company was in breach of certain financial covenants with one or more financial institutions, which the Company cured, was granted waivers, or obtained debt amendments for these specific violations subsequent to December 31, 2003. As of September 30, 2004, the Company was not in compliance with certain covenants with one financial institution, with which eight assisted living facilities have debt. The noncompliance causes such debt to be callable by the lenders in the event the noncompliance is not cured; and therefore, $14,782,000 of debt was reclassified to a current liability as of September 30, 2004. In addition, should the financial institution notify the Company of an event of default due to such noncompliance, the majority of the Company's remaining debt instruments could be determined to be in default due to cross default provisions.

Permanent Loans Payable (HUD insured)

The permanent loans payable (HUD insured) consist of loans serviced by four financial institutions, insured by the Department of Housing and Urban Development ("HUD"), for the purpose of constructing and equipping facilities.

Capital Lease Obligations—Facilities

The Company is obligated under four lease agreements with a real estate investment trust ("REIT") for four communities based on initial lease terms of 15 years with two options to renew, at the Company's option, for periods of ten years each. The initial lease rates were based on ten year U.S. Treasury Notes plus 3.50%, with annual rent increases ranging from a minimum of 2% to a maximum of 5%. On the tenth anniversary of the leases, the Company shall have the option to purchase the assisted living communities at an amount no less than fair market value. The lease arrangements limit the Company's right to operate other assisted living communities within a five-mile radius of each leased facility during the term of the leases and for a period of up to two years thereafter.

8. Commitments and Contingencies

The Company has maintained general and professional liability insurance coverage on a claims-made basis with limits of $1,000,000 per occurrence and $5,000,000 in the aggregate. The Company also has maintained umbrella coverage with a limit of $5,000,000. The Company accrues for estimated probable losses under such policies.

During July 2004, the Company commenced a new workers' compensation policy whereby the Company changed from its previous policy of a $2,500 per claim deductible to a $250,000 per claim deductible on claims incurred subsequent to July 1, 2004. The Company is accruing for estimated probable losses under this new policy.

9. Impact of Recently Issued Accounting Standards

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46," as amended by FIN 46R). This interpretation of Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements," sets forth criteria under which a company must consolidate certain variable interest entities. FIN 46 places increased emphasis on controlling financial interests when determining if a company should consolidate a variable interest entity. FIN 46 will be effective for the Company as of January 1, 2005 for variable interest entities entered into prior to January 1, 2004 and was immediately effective for variable interest entities entered into subsequent to January 1, 2004. The Company has not entered into variable interest entity relationships subsequent to January 1, 2004 and is evaluating the impact of the adoption of this standard on Company relationships created prior to January 1, 2004.

10. Plan of Merger with Five Star Quality Care, Inc.

On September 24, 2004, the Company entered into an Agreement and Plan of Merger with Five Star Quality Care, Inc. ("Five Star") of Newton, Massachusetts, wherein, Five Star would acquire all of the stock of LTA Holdings, Inc. for $208.0 million. The transaction is expected to close before year end 2004, but is subject to conditions customary in transactions of this type. In connection with the sales transaction, various Company executives and employees will qualify for severance and bonus compensations, which is contingent upon the transaction closing.

11. Subsequent Event

On November 12, 2004, the Company sold its 25% ownership in the Morningside of Albany Company for $425,000 to Phoebe Putney Health Ventures.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
LTA Holdings, Inc.

We have audited the accompanying consolidated balance sheets of LTA Holdings, Inc. and Subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LTA Holdings, Inc. and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 2, 2004, except for Note 5,
as to which the date is March 26, 2004

CONSOLIDATED BALANCE SHEETS

	December 31
	2003	2002

	(dollars in thousands except per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$5,539	$5,042
Accounts receivable, less allowance for doubtful accounts of $242 and $220 in 2003 and 2002, respectively	361	258
Prepaid expenses and other current assets	3,028	3,275

Total current assets	8,928	8,575
Property and equipment	177,348	179,962
Less accumulated depreciation and amortization	21,649	16,779

	155,699	163,183
Restricted cash	1,910	1,621
Investments in and advances to affiliates	258	234
Goodwill	1,514	1,514
Other assets, net	2,173	2,930

Total assets	$170,482	$178,057

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$752	$1,040
Accrued payroll and payroll related items	2,223	1,760
Deferred rent revenue	461	976
Accrued interest	759	770
Other accrued expenses	2,055	2,840
Current maturities of long-term debt	4,176	2,548
Current maturities of capital lease obligations	81	76

Total current liabilities	10,507	10,010
Deferred compensation	142	142
Deferred revenue and other long-term liabilities	482	125
Long-term debt, less current maturities	125,218	131,850
Capital lease obligations, less current maturities	12,255	12,439

Total liabilities	148,604	154,566
Equity:
Preferred stock, $.001 par value; 2,000,000 authorized shares; 601,001 issued and outstanding shares at December 31, 2003 and 2002	1	1
Preferred stock additional paid-in capital	10,649	10,649
Common stock, $.001 par value; 12,250,000 authorized shares; 4,879,172 and 4,851,242 issued and outstanding shares at December 31, 2003 and 2002, respectively	5	5
Common stock additional paid-in capital	12,908	12,836
Retained deficit	(1,685)	—

Total equity	21,878	23,491

Total liabilities and equity	$170,482	$178,057

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2003	2002	2001

	(dollars in thousands)
Revenues	$75,365	$55,106	$45,389
Expenses
Facility operating expenses	52,915	38,093	30,754
Facility development and pre-rental expenses	—	—	212
General and administrative expenses	8,679	8,064	5,301
Depreciation and amortization	6,092	5,421	4,935
Impairment of long-lived assets	38	544	550

	67,724	52,122	41,752

Income from operations	7,641	2,984	3,637
Other income (expenses):
Rental income	—	90	116
Gain (loss) on sale of assets	1,529	(104)	(2,055)
Interest income	54	60	126
Gain (loss) from early extinguishment of debt	(366)	92	587
Interest expense	(10,558)	(7,513)	(7,897)
Equity in income (losses) of affiliates	72	(200)	166
Minority interest in income of consolidated entity	(57)	(105)	(75)

Total other income (expenses)	(9,326)	(7,680)	(9,032)

Net loss	$(1,685)	$(4,696)	$(5,395)

See accompanying notes.

CONSOLIDATED STATEMENTS OF EQUITY
(dollars in thousands)

						Preferred Stock			Common Stock
	Number of Units	Class A Units	Class B Units	Class C Units	Class D Units	Shares	Amount	Additional Paid-in Capital	Shares	Amount	Additional Paid-in Capital	Retained Deficit	Total

Balance at December 31, 2000	20,906,212	$2,946	$12,394	$5,561	$6,356	—	$—	$—	—	$—	$—	$—	$27,257
Net loss	—	(747)	(3,874)	(361)	(413)	—	—	—	—	—	—	—	(5,395)

Balance at December 31, 2001	20,906,212	2,199	8,520	5,200	5,943	—	—	—	—	—	—	—	21,862
Issuance of units	6,355,000	1,834	4,466	—	25	—	—	—	—	—	—	—	6,325
Net loss	—	(823)	(3,355)	(242)	(276)	—	—	—	—	—	—	—	(4,696)
Conversion to C corporation	(27,261,212)	(3,210)	(9,631)	(4,958)	(5,692)	601,001	1	10,649	4,851,242	5	12,836	—	—

Balance at December 31, 2002	—	—	—	—	—	601,001	1	10,649	4,851,242	5	12,836	—	$23,491
Issuance of shares	—	—	—	—	—	—	—	—	27,500	—	69	—	69
Exercise of options	—	—	—	—	—	—	—	—	430	—	3	—	3
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,685)	(1,685)

Balance at December 31, 2003	—	$—	$—	$—	$—	601,001	$1	$10,649	4,879,172	$5	$12,908	$(1,685)	$21,878

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2003	2002	2001

	(dollars in thousands)
Operating activities
Net loss	$(1,685)	$(4,696)	$(5,395)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,092	5,421	4,935
Equity in (income) losses of affiliates	(72)	200	(166)
(Gain) loss on sale of assets and impairment	(1,491)	648	2,605
(Gain) loss from early extinguishment of debt	366	(92)	(587)
Non-cash compensation expense	69	25	—
Minority interest in income of consolidated entity	57	105	75
Amortization of deferred revenue	(20)	(102)	(117)
Amortization of pre-rental costs	—	—	136
Provision for doubtful accounts	132	147	124
Changes in operating assets and liabilities:
Accounts receivable	(180)	(275)	(60)
Prepaid expenses and other	(267)	(1,862)	809
Accounts payable	(283)	160	(87)
Accrued expenses	(760)	3,407	(1,166)

Net cash provided by operating activities	1,958	3,086	1,106
Investing activities
Purchase of Manorhouse communities	—	(764)	—
Purchases of property and equipment	(1,858)	(866)	(846)
Net proceeds from sale of property and equipment	54	2,322	8,553
Proceeds from partial sale of Morningside of Albany investment	905	—	—
Distributions from investments	100	148	459
Distributions to minority interest holder	—	(740)	(75)
Advances to affiliates	(37)	12	—
Increase in other assets	(216)	(59)	387

Net cash provided by (used in) investing activities	(1,052)	53	8,478
Financing activities
Proceeds from long-term debt	14,749	56,370	6,147
Principal payments on long-term debt	(14,802)	(55,444)	(15,190)
Financing costs paid	(356)	(1,741)	(343)

Net cash used in financing activities	(409)	(815)	(9,386)

Net change in cash and cash equivalents	497	2,324	198
Cash and cash equivalents at beginning of year	5,042	2,718	2,520

Cash and cash equivalents at end of year	$5,539	$5,042	$2,718

Supplemental cash flow information:
Interest paid during the period	$10,569	$7,025	$8,131

Supplemental schedule of noncash transactions:
Additions of property and equipment through new capital leases	$—	$—	$70
Additions of property and equipment through assumption of debt and issuance of capital	$—	$59,627	$—

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

1. Summary of significant accounting policies

Organization

LTA Holdings, Inc. ("LTA" or the "Company"), a Delaware corporation and known formerly as LifeTrust America, LLC, owns, develops and/or operates assisted living communities which provide housing to senior citizens who need help with activities of daily living such as bathing and dressing. The Company provides personal care and support services and makes available routine nursing services designed to meet the needs of its residents. As of December 31, 2003, the Company manages or owns and operates communities in Alabama, Georgia, Kentucky, North Carolina, South Carolina, Tennessee and Virginia.

The Company was organized in September 1996 and a formal limited liability company agreement was entered into effective October 8, 1996 and was amended and restated on February 4, 1997, January 31, 2000 and July 26, 2000. Morningside Management, Inc. ("MMI") was a predecessor company to LifeTrust America, LLC. MMI was an assisted living development company based in Nashville, Tennessee.

On December 31, 2002, the Company, then a Delaware limited liability company, was converted to a C Corporation. All units in the limited liability company were converted to shares of the corporation on the basis of one share of stock for each five surrendered units (see Note 7).

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned subsidiaries over which the Company exercises majority-voting control and for which control is other than temporary. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in other non-consolidated affiliated companies in which the Company has a non-majority ownership position or in which the Company does not have control are accounted for under the equity method.

Minority interest

Minority interest represents the proportionate equity interest of other owners in the Company's consolidated subsidiaries that are not wholly-owned.

Revenue recognition

Revenues are recorded when services are rendered and consist of residents' rental fee for basic housing, fees associated with additional support services such as personalized assistance on a fee for service basis and fees for management services provided to unowned facilities.

Advertising costs

The Company expenses all advertising costs upon first showing. Advertising expenses were $411,000, $354,000 and $249,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Comprehensive income

Comprehensive loss equals net loss for all years presented.

Cash and cash equivalents

The Company considers cash and cash equivalents to include currency on hand, demand deposits and all highly liquid investments with a maturity of three months or less at the date of purchase. At various times during the year, the Company's cash and cash equivalents balances exceeded the federally insured limit. Cash and cash equivalents are maintained at high quality financial institutions and management believes exposure to credit risk is not significant.

Accounts receivable

The Company's services are generally not covered by health insurance and therefore monthly fees are generally receivable to the Company from the residents, their family or other responsible parties. The Company evaluates the collectibility of its accounts receivable based on the age of the receivable and the payment history for the residents. The allowance for doubtful accounts is generally established for accounts receivable exceeding 90 days.

Property and equipment

Property and equipment are stated at cost and include interest costs and property taxes incurred during the construction period, as well as other costs directly related to the development and construction of the communities. Maintenance and repairs are charged to income as incurred, and replacements and significant improvements are capitalized.

Depreciation, including amortization of property and equipment under capital leases, is computed using the straight-line method over the estimated useful lives of the assets as follows:

Building and building improvements	15-40 years
Furniture and equipment	3-15 years

Depreciation expense, which includes the depreciation of assets held under capital leases, was approximately $5,442,000, $4,600,000 and $4,400,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. On long-lived assets classified as held and used, the Company determines whether the sum of undiscounted estimated cash flows expected from the use of the assets is less than the carrying value. If such measurement indicates a possible impairment, the estimated fair value of the assets is compared to their net book value in order to measure the impairment charge, if any. When the criteria has been met for long-lived assets to be classified as held for sale, the assets are recorded at the lower of carrying value or fair market value, less selling costs (see Note 3).

Restricted cash

Restricted cash includes cash held by lenders under loan agreements in escrow for future property repairs and improvements, as well as furniture and equipment replacements.

Goodwill

Goodwill is stated at cost based on the excess of purchase price over the fair value of assets acquired. Prior to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill

and Other Intangible Assets," on January 1, 2002, the Company amortized goodwill on an estimated useful life of 30 years using the straight-line method.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, effective for fiscal years beginning after December 15, 2001. Under the new rules of SFAS No 142, goodwill and intangible assets with indefinite lives are no longer amortized but subject to annual impairment tests in accordance with the Statement. The Company completed its goodwill transitional testing and its required annual impairment tests, and determined that goodwill had not been impaired. Any subsequent impairment losses will be reflected in income from operations in the consolidated statements of operations. Had the Company been accounting for its goodwill under SFAS No. 142 for all periods presented, the Company's net loss would have been as follows:

	Year ended December 31,
	2003	2002	2001

Reported net loss	$(1,685)	$(4,696)	$(5,395)
Add back goodwill amortization	—	—	59

Adjusted net loss	$(1,685)	$(4,696)	$(5,336)

Deferred financing costs

Costs incurred in connection with obtaining permanent financing for facilities have been deferred and are amortized over the term of the financing using the effective interest method. Deferred financing costs are included in other assets in the accompanying consolidated balance sheets totaling approximately $2,078,000 and $2,440,000, net of accumulated amortization, as of December 31, 2003 and 2002, respectively.

Income taxes

As of January 1, 2003, the Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are based on temporary differences between financial statements and income tax bases of assets and liabilities, measured at tax rates that will be in effect when the differences are expected to reverse.

The Company was taxed as a limited liability company for all periods prior to December 31, 2002. Accordingly, the Company's income/loss was treated as taxable income/loss by its members on their respective tax returns. However, the Company did provide for taxes on the earnings of its affiliated corporate entities.

General and professional liability insurance

The Company maintains general and professional liability insurance coverage on a claims-made basis with limits of $1,000,000 per occurrence and $3,000,000 in the aggregate. The Company also maintains umbrella coverage with a limit of $5,000,000. Historically, the Company has not incurred any claims of significance related to these policies.

Accounting for stock-based compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to or greater than the estimated fair value of the shares at the date of grant. The Company accounts for option grants in accordance with Accounting Principles Board Opinion ("APB") No. 25,

"Accounting for Stock Issued to Employees," and related interpretations, as permitted under SFAS No. 123 "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." The Company concludes that the pro forma disclosures under SFAS No. 123 and SFAS No. 148 are not necessary due to the immateriality of value of its share options.

Fair value of financial instruments

The carrying amounts of cash and cash equivalents approximate fair value because of the short-term nature of these accounts. The carrying amount of the Company's debt approximates management's estimate of fair value as the interest rates approximate the current rates available to the Company.

Use of estimates

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events, they may ultimately differ from actual results.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation.

Impact of recently issued accounting standards

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with an exit or disposal activity when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions for SFAS No. 146 are to be applied for exit or disposal activities initiated after December 15, 2002. Adoption of this standard did not impact the 2003 consolidated financial statements; however, if the Company initiates exit or disposal activities in the future, SFAS No. 146 could have a material effect on timing of the recognition of exit costs in future financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46, as amended by FIN 46R). This interpretation of Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements," sets forth criteria under which a company must consolidate certain variable interest entities. FIN 46 places increased emphasis on controlling financial interests when determining if a company should consolidate a variable interest entity. FIN 46 will be effective for the Company as of January 1, 2005 for variable interest entities entered into prior to January 1, 2004 and immediately for variable interest entities entered into subsequent to January 1, 2004. The Company is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," issued in May 2003, establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously classified as equity. SFAS No. 150 is generally effective for financial instruments created or modified after May 31, 2003, and is otherwise effective for the Company as of January 1, 2004. However, the transition requirements for certain mandatorily redeemable shares were revised by the FASB in November 2003. Many of the provisions of SFAS No. 150 related to mandatorily redeemable shares were deferred indefinitely. The Company did not create or modify financial instruments under the provisions of SFAS No. 150 subsequent to May 2003 and therefore, the standard did not impact the 2003 consolidated financial statements. The Company is evaluating the impact of the full adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

2. Acquisition of assisted living communities

On October 1, 2002, the Company acquired nine assisted living communities (located in North Carolina and Virginia) from Manorhouse Retirement Centers, Inc. ("Manorhouse"), an assisted living company, in order to expand the Company's presence in the southeastern United States. The Company purchased $59.6 million in land, buildings and equipment and other assets of approximately $1.7 million (aggregate purchase price of approximately $33.0 million, net of assumed debt of approximately $27.7 million and other current liabilities of approximately $625,000). As consideration for the purchase, the Company issued 1,784,235 Class A Units and 4,465,765 Class B Units (a 23% voting interest) to Manorhouse at $1.00 per unit. These units were exchanged for Series A and Series B Common Stock on December 31, 2002, in the ratio of five (5) units for one (1) share (see Note 7). In addition to the units issued, the Company paid approximately $764,000 in cash (including $490,000 of capitalized direct and/or out of pocket expenses related to the acquisition), and borrowed approximately $26.0 million of new debt to pay off existing debt and complete the transaction.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Current assets	$1,763
Property and equipment	59,627

Total assets acquired	61,390
Current liabilities	(625)
Debt	(27,746)

Total liabilities assumed	(28,371)

Net assets acquired	$33,019

The results of operations for the acquired facilities are included in the consolidated statements of operations from the acquisition date forward.

3. Property and equipment

The Company's property and equipment are stated at cost and consist of the following at December 31 (in thousands):

	2003	2002

Land	$13,295	$13,705
Buildings and building improvements	149,042	151,514
Furniture and equipment	15,011	14,743

	177,348	179,962
Less accumulated depreciation and amortization	(21,649)	(16,779)

Total	$155,699	$163,183

Land, buildings and building improvements and furniture and equipment relating to communities serve as collateral for long-term debt (see Note 5).

During 2002, the Company sold its operating community in Elizabethtown, Kentucky. This property was under a one-year lease agreement with an option to purchase, executed in June 2001. The lessee managed and operated the facility, while the Company owned the property and equipment and related debt. The lease income of approximately $64,000 and $116,000 for the years ended December 31, 2002 and 2001 is included in rental income in the accompanying consolidated statements of operations. Also during 2002, the Company sold an excess parcel of land in Stockbridge, Georgia. Gross sales proceeds from these properties were $2,440,000 resulting in a net loss on these sales of $74,000. Total indebtedness extinguished from the proceeds of the sales was $1,954,000.

During 2001, the Company sold excess parcels of land and several operating and vacant properties. Gross sales proceeds from these properties were $9,282,000 resulting in a net loss on these sales of $2,055,000. Total indebtedness extinguished from the proceeds of the sales was $8,044,000.

Impairment of long-lived assets

On January 1, 2002, the Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaced SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which the Company applied to its financial statements through December 31, 2001.

In accordance with the provisions of SFAS No. 144, the Company performs a periodic review of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. As part of its periodic reviews in 2003 and 2002, the Company identified undeveloped land with unrecoverable carrying values. SFAS No. 144 requires impaired assets to be valued on asset-by-asset basis at the lower of carrying amount or fair value less costs to sell. In applying these provisions, recent offers are considered by the Company. An impairment charge totaling $38,000 and $544,000 for 2003 and 2002 respectively, was recorded to adjust the carrying value of undeveloped land in Montgomery, Alabama (carrying value of $305,000 at December 31, 2003) and Oak Ridge, Tennessee (carrying value of $230,000 at December 31, 2003) to its fair value, less costs to sell. The land is included within property and equipment in the accompanying consolidated balance sheets.

Prior to January 1, 2002, in accordance with the provisions of SFAS No. 121, the Company performed a review of its long-lived assets for impairment as events or changes in circumstances indicated that the carrying amount of these assets may not have been recoverable. During 2001, as part of its review of long-lived assets, the Company recorded an impairment loss of $300,000 related to the Elizabethtown, Kentucky community (carrying value of $2,200,000 at December 31, 2001) to reduce the community to an amount approximating its estimated discounted future cash flows as the facility was expected to be sold during fiscal 2002. In addition, an impairment loss for the year ended December 31, 2001 related to Oak Ridge, Tennessee undeveloped land (carrying value of $400,000 at December 31, 2001) was recognized in the amount of $250,000.

4. Investments in and advances to affiliates

Investments in and advances to affiliates consist of the following at December 31 (in thousands):

	2003	2002

Investment in GBH/LTA, LLC	$11	$24
Advances to GBH/LTA, LLC	55	18

	66	42
Investment in LifeMed, LLC	192	192

Total	$258	$234

GBH/LTA, LLC

In March 1998, the Company and Georgia Baptist Health Care System, Inc. ("GBH") formed a limited liability company ("GBH/LTA, LLC" or the "LLC"), for the purpose of acquiring, developing and operating assisted living communities in Georgia. In exchange for a 51% interest in the LLC, the Company contributed cash, the net assets of an operating assisted living facility in Macon, Georgia and a facility under construction in Tifton, Georgia. For its 49% interest, GBH contributed cash.

GBH has certain substantive participating rights in the LLC which precludes the Company from consolidating the operations of the LLC. Accordingly, the Company is accounting for its investment in the LLC under the equity method.

The Company provides all development and management services with respect to each facility. The Company earns a fee for managing the development of new LLC facilities. To the extent the Company has incurred development related costs, the development fee earned by the Company (based on 5% of project costs) is treated as reimbursement for such expenses and accordingly, offset of expenses incurred. Any development fee remaining after the offset of expenses is treated as deferred revenue, which is amortized over the remaining term of the LLC. In addition, the Company earns a fee for managing the LLC's operating facilities. The minority interest portion of such fee was deferred until the LLC generated income on a consistent basis. In 2001, the deferred development fees, relating entirely to the Tifton, Georgia property, were recognized with the sale of the Tifton, Georgia facility. In 2002, it was determined that the only remaining facility of Macon, Georgia was generating income on a consistent basis and $92,000 of management fee revenue deferred as of December 31, 2001 was recognized in 2002.

During 2002, the LLC abandoned its project in Cumming, Georgia resulting in a write-off of development costs related to that project of $573,000.

As noted above, GBH/LTA, LLC sold the Tifton, Georgia facility during 2001. Gross proceeds from the sale of this property were $2,535,000 resulting in a gain on sale of $63,000. Total GBH/LTA, LLC indebtedness extinguished from the proceeds of the sale was $1,939,000. As a result of the sale, the Company recognized deferred revenue related to the Tifton, Georgia facility totaling $177,000 and wrote-off the remaining carrying value of the Tifton, Georgia investment of $54,000.

GBH and the Company have certain exchange rights (the "Rights") if the Company consummates an initial public offering. The Rights provide either party the ability to require the Company to acquire all of the LLC interest held by GBH in exchange for shares of the Company. Such Rights are effective: (i) if at any time the Company proposes an initial public offering or (ii) on or after six months and prior to the third anniversary of an initial public offering.

At the formation of the LLC, property and equipment were recorded at fair market value, resulting in a difference between the Company's interest in the underlying equity of the LLC and the Company's carrying value of the investment in the LLC.

Summarized financial information of the LLC is presented below (in thousands):

	2003	2002

Balance Sheet
Current assets	$176	$158
Property and equipment, net	2,393	2,458
Other assets	56	63

Total assets	$2,625	$2,679

Current liabilities	$84	$94
Long-term obligations	2,077	2,075
Members' equity	464	510

Total liabilities and members' equity	$2,625	$2,679

The Company's share of members' equity	$237	$260

	2003	2002	2001

Statement of Operations
Resident and other income	$1,163	$1,197	$2,063
Operating expenses	(1,050)	(995)	(1,651)
Loss on sale of assets	(13)	(560)	63
Interest expense, net	(146)	(100)	(266)

Net income (loss)	$(46)	$(458)	$209

The Company's share of net income (loss)	$(23)	$(234)	$107

LifeMed, LLC

In June 1997, the Company formed a joint venture, LifeMed, LLC ("LifeMed"), with AMC Tennessee, Inc ("AMC"), a wholly-owned subsidiary of Omnicare, Inc., for the purpose of providing various pharmaceutical services to the residents of the Company's assisted living facilities. In October 1998, the LifeMed LLC agreement (the "LLC Agreement") was amended and restated to admit an additional member, American Retirement Corporation ("ARC"). As a result of ARC's admission and contribution, the Company's investment in LifeMed was reduced to a 33 1/3% equity interest in the venture. The Company is accounting for its investment under the equity method. In September 2000, the joint venture elected to discontinue operations and is in the process of dissolution. Since September 2000, the Company has pursued various legal methods to recover its investment. In September 2003, the Company was granted a favorable court judgment in the amount of $200,000 plus attorney's fees. LifeMed has appealed that decision but the Company concludes that the carrying value of the LifeMed investment is recoverable.

5. Long-term debt and capital lease obligations

The Company's long-term debt consists of the following at December 31 (in thousands):

	2003	2002

Mortgages payable	$97,642	$98,175
Permanent loans payable (HUD insured)	31,084	35,363
Other debt	668	860

	129,394	134,398
Less: current maturities	4,176	2,548

	$125,218	$131,850

Mortgages payable

The mortgages payable are with various lenders and are collateralized by the assets of the related facilities (see Note 3). The carrying value of such assets at December 31, 2003 and 2002 was approximately $109.5 million and $108.5 million, respectively. Principal and interest are payable in monthly installments. Fixed interest rate mortgage debt at December 31, 2003 and 2002 totaled $55.8 million and $50.4 million, respectively. The remaining mortgage debt has variable interest rates. Interest rates as of December 31, 2003 range from 6.00% to 8.00%, with remaining maturities ranging from 4 months to 10 years. Some of the mortgages contain various covenants, the most restrictive of which include the maintenance of certain financial ratios. Certain of the lenders also require escrow balances to be held by the lenders which are included in prepaid expenses and restricted cash in the Company's consolidated balance sheets.

As of December 31, 2003, the Company was in breach of certain financial covenants with one or more financial institutions, which the Company cured, was granted waivers, or obtained debt amendments for these specific violations subsequent to December 31, 2003.

Permanent loans payable (HUD insured)

The permanent loans payable (HUD insured) consist of loans serviced by four financial institutions, insured by the Department of Housing and Urban Development ("HUD"), for the purpose of constructing and equipping or financing facilities. The carrying value of such assets was approximately $31.7 million and $38.5 million at December 31, 2003 and 2002, respectively. Interest rates on these permanent loans range from 7.00% to 8.45%.

Capitalized lease financing obligations—facilities

The Company is obligated under four lease agreements with a real estate investment trust ("REIT") for four communities based on initial lease terms of 15 years with two options to renew, at the Company's option, for periods of ten years each. The initial lease rates were based on ten year U.S. Treasury Notes plus 3.50%, with annual rent increases ranging from a minimum of 2% to a maximum of 5%. On the tenth anniversary of the leases, the Company shall have the option to purchase the assisted living communities at an amount no less than fair market value. The lease arrangements limit the Company's right to operate other assisted living communities within a five-mile radius of each leased facility during the term of the leases and for a period of up to two years thereafter.

The Company has recorded the proceeds from the sale of land and the funds received from the REIT for the construction costs as capital lease financing obligations. The accompanying consolidated balance sheets include property and equipment of approximately $11.7 million, net of accumulated amortization of $2.0 million, and $12.2 million, net of accumulated amortization of $1.5 million, at December 31, 2003 and 2002, respectively.

As the developer of these properties, the Company received a development fee from the REIT based on a percentage of construction and land costs. Development fees received are recorded as deferred revenue and will be amortized into other income over the lease terms. Amounts included in deferred revenue for these development fees at December 31, 2003 and 2002 were approximately $93,000 and $102,000, net of amortization.

Other Information

Principal maturities of long-term debt and future minimum lease payments of capital leases as of December 31, 2003 are as follows (in thousands):

	Mortgages payable	Permanent loans payable (HUD)	Capital lease financing obligations	Other debt	Total

2004	$3,398	$233	$1,183	$545	$5,359
2005	1,721	247	1,183	45	3,196
2006	1,825	267	1,183	33	3,308
2007	41,024	288	1,183	35	42,530
2008	5,206	308	1,183	10	6,707
Thereafter	44,468	29,741	30,197	—	104,406

	97,642	31,084	36,112	668	165,506
Less:
Interest	—	—	23,776	—	23,776
Current maturities	3,398	233	81	545	4,257

	$94,244	$30,851	$12,255	$123	$137,473

On March 26, 2004, the Company closed a debt refinancing with Union Planters Bank where the Morningside of Mayfield's first mortgage was refinanced for new indebtedness. The original mortgage was to be due during fiscal 2004. As a result of the completed refinancing, the debt is included in noncurrent liabilities as of December 31, 2003.

On November 26 and December 1, 2003 the Company closed a fixed rate financing transaction with Fannie Mae where four of the Company's communities' first mortgages were repaid and new indebtedness totaling $13.1 million was obtained. The terms of the new mortgages call for a maturity on November 30, 2013. As a result of the debt refinancing and prepayment of long-term debt, the Company recorded a loss on the early extinguishment of debt of $366,000 for the year ended December 31, 2003.

During 2002, the Company paid $290,000 to early extinguish notes payable with a carrying value of $382,000. As a result of this transaction, the Company recorded a gain on the early extinguishment of debt of $92,000 for the year ended December 31, 2002.

On June 28, 2002, the Company closed a fixed rate refinancing transaction with Fannie Mae where sixteen of the Company's communities' first mortgages were repaid and new indebtedness totaling $37.5 million was obtained. The terms of the new mortgages call for a maturity on August 1, 2012.

On April 2, 2002, the Company closed a floating rate refinancing transaction with Heller Healthcare Finance, Inc., where eight of the Company's communities' first mortgages were repaid and new indebtedness totaling $15.6 million was obtained. The terms of the new mortgage calls for an initial maturity on March 31, 2005, with a two year extension, at the Company's option, provided there has been no Event of Default and the Company meets other minimum debt service coverage and yield requirements.

During 2001, the Company paid $425,000 to early extinguish notes payable with a carrying value of $1,012,000. As a result of the transaction, the Company recorded a gain on the early extinguishment of debt of $587,000.

6. Minority interest in equity of consolidated entity

In April 1999, the Company and Phoebe Putney Health Systems, Inc. ("Phoebe") formed a limited partnership (Morningside of Albany, L.P., or the "LP") for the purpose of developing and operating an assisted living community in Albany, Georgia. In exchange for a 75% general and limited partnership interest in the LP, the Company contributed $708,000 in cash. For its 25% interest, Phoebe contributed $236,000 in cash. In April, 2000, the Company contributed an additional $273,000 and Phoebe contributed an additional $91,000 for its interest.

In 2002, the joint venture made distributions totaling $2,955,000, of which $2,216,000 was the Company's share. Effective July 1, 2003 the Company sold 50% of the LP to Phoebe's subsidiary, Phoebe Putney Health Ventures, Inc., for $905,000 in cash and entered into a new long-term management agreement. The Company recorded a $1,491,000 gain in conjunction with the partial equity sale that is included in gain (loss) on the sale of assets in the accompanying consolidated statements of operations. The partial equity sale effectively reduced the Company's ownership in the LP to 25%. Simultaneous with the sale, the LP was converted into Morningside of Albany Company, a Delaware general partnership. Consequently, the 2003 consolidated statement of operations reflects consolidation of the operations of the LP through June 30, 2003, while the latter half of the year has been accounted for under the equity method.

Summarized financial information of the LP as of and for the six months ended December 31, 2003 are presented below (in thousands). All information prior to July 1, 2003 is included in the Company's consolidated financial statements.

Balance Sheet
Current assets	$174
Property and equipment, net	3,795
Other assets	58

Total assets	$4,027

Current liabilities	$409
Long-term obligations	5,093
Members' deficit	(1,475)

Total liabilities and members' deficit	$4,027

The Company's share of members' deficit	$(369)

Statement of Income
Resident and other income	$1,061
Operating expenses	(799)
Interest expense, net	(87)

Net income	$175

The Company's share of net income	$44

Subsequent to the partial sale of the LP, the Company continues to jointly guarantee the LP's long-term debt with Phoebe as established at the organization of the LP. If the debt were called by the related financial institution and the LP was unable to pay through cash on hand or through the collateralized assets of the LP, the Company and Phoebe would be liable. The carrying value of the debt at December 31, 2003 was $5,352,000.

7. Equity

Prior to December 31, 2002, the Company's capital structure consisted of units, which were either Class A Units, Class B Units, Class C Units or Class D Units. The Class A Units, Class B Units, Class C Units and Class D Units were identical and entitled the holders thereof to the same rights and privileges, except as provided in the limited liability company Agreement, which specified that Class A Units, Class C Units and Class D Units are to be non-voting, and Class C and Class D units were entitled to a preference payment of $5 per unit upon a liquidation event, as defined. In accordance with the limited liability company Agreement, the Company's net loss was allocated to the members based on their outstanding units at December 31, 2001 and December 31, 2002. Prior to the Company's conversion to a C corporation, the Company's outstanding units were as follows:

	Class A units outstanding (non-voting)	Class B units outstanding (voting)	Class C units outstanding (non-voting)	Class D units outstanding (non-voting)	Total

Balance at December 31, 2000 and 2001	2,894,253	15,011,955	1,400,000	1,600,004	20,906,212
Issuance of units	1,884,235	4,465,765	—	5,000	6,355,000

Pre-conversion balance at December 31, 2002	4,778,488	19,477,720	1,400,000	1,605,004	27,261,212

On December 31, 2002, the Company converted from a limited liability company to a Delaware C corporation. In conjunction with the conversion, five units of members' equity were surrendered for one share of the Company's equity. There was no change in the rights of the shares versus the units. The Class C shares and Class D shares maintained their right to a preference payment (now $25 per share) upon certain events. Subsequent to December 31, 2002, net loss of the Company is no longer allocated to the owners but accumulated as the Company's retained deficit. Subsequent to the conversion to a C corporation, the Company's outstanding shares are as follows:

	Common Class A shares outstanding (non-voting)	Common Class B shares outstanding (voting)	Preferred Class C shares outstanding (non-voting)	Preferred Class D shares outstanding (non-voting)	Total

Post-conversion balance at December 31, 2002	955,698	3,895,544	280,000	321,001	5,452,243
Issuance of shares	27,500	—	—	—	27,500
Exercise of options	430	—	—	—	430

Balance at December 31, 2003	983,628	3,895,544	280,000	321,001	5,480,173

8. Employee option plans

1996 option plan

The Company adopted the LifeTrust America, LLC 1996 Unit Option Plan (the "Option Plan") effective October 8, 1996. Under the Option Plan, the Company could grant up to 2,736,842 unit options to employees and directors to purchase Class A Units of the Company. One half of such options vested over a specified time period ("Time Options"), while the remaining options were exercisable only upon the occurrence of certain events ("Determination Event Options"). Each option represented the right to purchase a unit at an exercise price equal to the greater of (i) the fair market value of such unit on the date of grant or (ii) the per unit price paid by Morgan Stanley Capital Partners ("MSCP") at the time of its most recent capital contribution. The term of each option was 10 years from the initial grant date, and options vested one-fifth on each of the first five anniversaries of initial grant date.

Vested Time Options could be exercised at any time, whereas Determination Event Options could be exercised upon the earliest of (i) sale of all or substantially all of MSCP's units ("MSCP Exit"); (ii) the completion of the sale of all or substantially all of the assets of the Company followed by a liquidating distribution; (iii) the completion of the initial public offering of the Company; or (iv) the completion of the liquidation, dissolution or winding up of the Company (each representing a Determination Event). All Determination Event Options (whether vested or unvested) would be forfeited and canceled without any consideration being paid to the optionee thereof if, on the date in which a Determination Event occurred, MSCP's internal rate of return ("MSCP IRR") was less than 12.5%.

In the event of the occurrence of a MSCP Exit, each then outstanding option which was not, or had not previously been, canceled or called by the Company pursuant to the terms of the Option Plan, would become vested and, subject to certain other terms, exercisable in full with respect to all units covered thereby as of the date of the consummation of such MSCP Exit.

Upon reorganization of the Company into a corporation or other entity organized under the laws of the state of Delaware ("Conversion Transaction"), any outstanding options would be automatically adjusted to provide the holder thereof with the right to purchase an amount of equity securities of the surviving corporation. Notwithstanding the foregoing, an optionee could elect, in exchange for the surrender and cancellation of all or any portion of his/her existing options, to receive a corresponding number of options upon consummation of the Conversion Transaction that qualify as incentive stock options within the meaning of Section 422 of the IRC of 1986, as amended. Effective December 31, 2002, the Company consummated such a Conversion Transaction and the optionees were provided the opportunity to surrender their unit options in exchange for incentive stock options of LTA Holdings, Inc., where one incentive stock option was exchanged for five surrendered unit options and the exercise price of the stock option became five times the exercise price of the unit options surrendered. The Option Plan became the LTA Holdings, Inc. 1996 Option Plan.

RCM option agreement

The Company executed an option agreement with R. Clayton McWhorter ("RCM Option Plan") effective October 8, 1996. Under the RCM Option Plan, the Company could issue up to 347,368 unit options to purchase Class B Units of the Company. Options under the RCM Option Plan were issued upon RCM's funding of his capital contributions in accordance with his capital contribution requirements. One half of such options were Time Options and one half of such options were Determination Event Options. Each option represented the right to purchase a Class B unit at an exercise price equal to the per unit price paid by MSCP at the time of its most recent capital contribution. The term of each option was 10 years from the initial grant date, and options vested one-fifth on each of the first five anniversaries of the initial grant date. Vested Time Options could be exercised at any time, whereas Determination Event Options could be exercised only subsequent to a Determination Event, as defined above. All Determination Event Options (whether vested or unvested)

were to be forfeited and canceled without any consideration being paid to the optionee thereof if, on the date in which a Determination Event occurred, the MSCP IRR is less than 12.5%.

In the event of the occurrence of a MSCP Exit, each then outstanding option which had not, or had not previously been, canceled or called by the Company pursuant to the terms of the RCM Option Plan, became vested and, subject to certain other terms, exercisable in full with respect to all units covered thereby as of the date of the consummation of such MSCP Exit.

Upon conversion of the Company from a limited liability company to a C corporation, five RCM Option Plan units became an option to purchase one share of the Company's shares and the exercise price of the stock option became five times the exercise price of the unit option surrendered.

1998 option agreements

In January 1998, the Company executed option agreements (the "Option Agreements") with seven management employees in lieu of a 1997 cash bonus and issued 76,250 unit options to purchase Class A Units pursuant to these agreements. The options granted under the Option Agreements were subject to the Option Plan. However, the Time Options granted under the option agreements were vested from day one, the employees had a longer period of time in which to exercise the options after termination and had certain put rights with respect to the underlying units.

Upon the termination of the employee's employment with the Company, the employee had the right to cause the Company to purchase: (i) any units held by the employee at fair market value, and (ii) vested options granted for the excess, if any, of the aggregate fair market value of the underlying units represented by the options over the aggregate exercise price of such option. If the employee elected to exercise his/her right to cause the Company to purchase options or previously acquired units, the employee was required to notify the Company within one year of his/her termination of employment. With respect to Determination Event Options that became exercisable following termination of employment, the right of the employee to cause the Company to purchase such Determination Event Options was extended for a period of one year following the Determination Event.

Upon conversion of the Company from a limited liability company to a C corporation, five Option Agreement units became an option to purchase one share of the Company's stock and the exercise price of a share option became five times the exercise price of a unit option. There were no other changes to the Option Agreements effective with the conversion.

2001 incentive option plan

The Company adopted the LifeTrust America, LLC 2001 Incentive Option Plan (the "2001 Option Plan") effective October 1, 2001. Under the 2001 Option Plan, the Company could grant up to 2,500,000 unit options to employees and directors to purchase Class A Units of the Company. Each option represented the right to purchase a unit at an exercise price equal to the amount specified in the option agreement, which was equal to or greater than the fair market value of such unit on the date of grant.

The term of each option was 10 years from the initial grant date, and options vested one-fifth on the grant date and one-fifth on each of the first four anniversaries of initial grant date. Vested options could be exercised at any time.

Upon a Conversion Transaction, any outstanding options would automatically be adjusted to provide the holder thereof with the right to purchase an amount of equity securities of the surviving corporation. Notwithstanding the foregoing, an optionee may elect, in exchange for the surrender and cancellation of all of any portion of his/her existing options, to receive a corresponding number of options upon consummation of the Conversion Transaction that qualify as incentive stock options within the meaning of Section 422 of the IRC of 1986, as amended. Effective December 31, 2002, the Company consummated such a Conversion Transaction and the optionees have been provided the opportunity to surrender their unit options in exchange for incentive stock options of LTA Holdings, Inc., where one incentive stock option will be exchanged for five surrendered unit options and the exercise price of the stock option is five times the exercise price of the unit options surrendered.

Other information

The Maximum Award, as defined, available to participants under all plans was 1,116,842 options at December 31, 2003. The following table represents option activity:

	1996 options	RCM options	2001 incentive options	Weighted- average exercise price

Balance of unit options at December 31, 2000	2,195,548	347,368	—	$5.00
Time options granted	—	—	1,521,000	1.25
Forfeited	(521,425)	—	(40,400)	4.73

Balance of unit options at December 31, 2001	1,674,123	347,368	1,480,600	$3.40
Time options granted	—	—	25,000	1.25
Forfeited	(207,443)	—	(112,100)	3.48

Pre-conversion balance of unit options at December 31, 2002	1,466,680	347,368	1,393,500	$3.37

Post-conversion balance of share options at December 31, 2002	293,336	69,474	278,700	$16.85
Time options granted	—	—	211,980	6.25
Exercised	—	—	(430)	6.25
Forfeited	(5,687)	—	(34,350)	8.91

Balance of share options at December 31, 2003	287,649	69,474	455,900	$14.49

The range of exercise prices at December 31, 2003 is $6.25 to $25.00.

Upon the consummation of a Conversion Transaction, any outstanding options would automatically be adjusted to provide the holder thereof with the right to purchase an amount of the surviving corporation as was the case with the conversion from LifeTrust America, LLC to LTA Holdings, Inc.

Upon the occurrence of a Determination Event, and subject to MSCP attaining an internal rate of return of 12.5% or more, the Company will incur an immediate compensation expense on all Determination Event Options outstanding at that time based on the excess of the fair market value of each unit over the exercise price.

9. Deferred compensation plan

The Company's Deferred Compensation Plan (the "Plan") was an unfunded deferred compensation arrangement for a select group of management ("Participants") of the Company. Participants may direct the value of their deferred compensation to be based on one or more of the investment alternatives selected by the Compensation Committee of the Board of Directors (the "Deemed Investments"). For 1997 only, Participants in the Plan could elect to defer up to 100% of their base salary as well as 100% of any cash bonus. In 1997, all but one of the Participants of the Plan elected to have their deferred compensation to be based on the value of the Company's membership interests (the Deemed Investments at December 31, 1997). Pursuant to the Plan, Participants are only entitled to cash distributions. In August 2002 and December 2002, all but 2 participants elected to cash out their investments at 25% of their carrying value, resulting in a gain of $50,000 included as a reduction in general and administrative expense in the accompanying consolidated statement of operations for the year ended December 31, 2002. No deferrals have been allowed since the initial 1997 deferral.

10. Income taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows (in thousands):

	2003	2002

Deferred tax liabilities:
Tax over book depreciation	$(3,673)	$(2,640)

Total deferred tax liabilities	(3,673)	(2,640)
Deferred tax assets:
Federal and state net operating loss carryforwards	33,737	30,220
Other	249	248

Total deferred tax assets	33,986	30,468

Net deferred tax assets	30,313	27,828
Valuation allowance for deferred tax assets	(30,313)	(27,828)

Net deferred tax assets	$—	$—

A valuation allowance has been established equivalent to the total amount of the net deferred tax assets because it is more likely than not that the portion of the deferred tax assets exceeding the deferred tax liabilities will not be realized. As of December 31, 2003, the Company had federal net operating loss carryforwards of approximately $88.8 million (See Note 13) expiring 2010 through 2023. The Company also had state net operating loss carryforwards as of December 31, 2003. Based on the Company's history of tax losses and related valuation allowance, no income tax provision or benefit is recorded in the consolidated statements of operations.

The consolidated effective tax rate differed from the federal statutory rate for each of the three years ended December 31, 2003 as set forth below (dollars in thousands):

	2003		2002		2001
	Amount	Percent	Amount	Percent	Amount	Percent

Tax at U.S. statutory rates	$(573)	34%	$(1,597)	34%	$(1,834)	34%
State taxes, net of federal benefits	(67)	4%	(188)	4%	(216)	4%
Changes in valuation allowance	2,485	(147)%	1,745	(37)%	2,156	(40)%
LLC earnings not taxed	(66)	4%	40	(1)%	(106)	2%
Change in estimated net operating loss carryforward from prior year	(1,779)	105%	—	0%	—	0%

Total	$—	0%	$—	0%	$—	0%

11. Profit-sharing plan

The Company maintains a profit-sharing plan (the "401(k) Plan") under Internal Revenue Code Section 401(k). All employees are covered by the 401(k) Plan and are eligible to participate in the 401(k) Plan after meeting certain eligibility requirements. The 401(k) Plan contains three elements—employee salary contributions, discretionary matching employer contributions and special discretionary employer contributions. Deferred salary contributions are made through pre-tax salary deferrals of between 1% and 15% of an employee's compensation. In 2003, 2002 and 2001, the 401(k) Plan provided that the Company contribute $0.50 for every dollar each employee contributes, up to 4% of the employee's annual compensation. Matching contributions made by the Company totaled approximately $125,000, $96,000 and $74,000 during 2003, 2002 and 2001. No special discretionary employer contributions were made during 2003, 2002 and 2001.

12. Transactions with related parties

The Company leases office space for its home office activities from a Company in which certain Company shareholders have an ownership interest. Lease payments were $333,000, $341,000 and $315,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The future minimum lease payments on the office space are $349,000 in 2004.

The Company also sub-leases space to companies in which a Company shareholder has an ownership interest. Sub-lease revenue totaled $154,000, $185,000 and $185,000 during 2003, 2002 and 2001, respectively. Future minimum sub-lease revenue totals $77,000 for 2004.

Finally, the Company uses the legal services and payroll administrative services of companies in which two shareholders are also investors. Expenses related to the two companies totaled $250,000, $170,000 and $155,000 in 2003, 2002 and 2001, respectively.

13. Events (unaudited) subsequent to date of independent auditor's report

In connection with filing the Company's 2003 tax return in 2004, management determined that the actual federal net operating loss carryforwards as of December 31, 2003 were approximately $72.2 million.

In August 2004, the Company purchased the 49% of GBH/LTA, LLC, owned by GBH for $375,000 in cash. GBH/LTA, LLC was originally created in 1998 with the Company owning 51% for the purpose of acquiring, developing, and operating assisted living facilities in Georgia by the Company and GBH. GBH had certain substantive participating rights in the LLC which precluded the Company from consolidating the operations of the LLC. As of August 2004, the Morningside of Macon, LLC, a 41 unit assisted living community, was the only asset of GBH/LTA, LLC. The Company is in the process of completing its purchase accounting relating to the remaining 49% purchase and continues to manage the Morningside of Macon assisted living facility.

On September 23, 2004, the Company entered into an Agreement and Plan of Merger with Five Star Quality Care, Inc. ("Five Star") of Newton, Massachusetts. In accordance with the Plan of Merger, Five Star is to acquire all of the stock of LTA Holdings, Inc. for $208.0 million. The transaction is expected to close before year end 2004, but is subject to various conditions customary in transactions of this type. In connection with the sales transaction, various Company executives and employees will qualify for severance and bonus compensation, which is contingent upon the transaction closing.

As of September 30, 2004, the Company was not in compliance with a certain financial covenant with one of its financial institutions. The noncompliance causes $15.0 million of long-term debt to be callable by the lender in the event that the issue is not cured. The Company has the cash available to cure the noncompliance through an escrow deposit.

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  TABLE OF CONTENTS
  OUR COMPANY
  RECENT DEVELOPMENTS
  OUR GROWTH STRATEGY
  HISTORICAL AND CURRENT RELATIONS WITH SENIOR HOUSING PROPERTIES TRUST AND SUNRISE SENIOR LIVING, INC.
  OVERVIEW
  OUR HISTORICAL RESULTS OF OPERATIONS
  RESULTS OF OPERATIONS
  LIQUIDITY AND CAPITAL RESOURCES
  DEBT INSTRUMENTS AND COVENANTS
  OFF-BALANCE SHEET ARRANGEMENTS
  RELATED PARTY TRANSACTIONS
  CRITICAL ACCOUNTING POLICIES
  INFLATION AND DEFLATION
  SEASONALITY
  GENERAL
  OUR HISTORY
  RECENT DEVELOPMENTS
  OUR GROWTH STRATEGY
  TYPES OF COMMUNITIES
  OPERATING STRUCTURE AND CORPORATE STAFFING
  INDEPENDENT AND ASSISTED LIVING COMMUNITY STAFFING
  NURSING HOME STAFFING
  PHARMACY OPERATIONS AND STAFFING
  OUR SENIOR LIVING COMMUNITIES
  Communities we operate and own or lease (from parties other than Senior Housing)
  Communities we operate and lease from Senior Housing
  Communities we lease from Senior Housing and managed by Sunrise
  Communities we operate for third party owners under management agreements
  OUR SENIOR HOUSING LEASES
  SUNRISE MANAGEMENT AGREEMENTS
  GOVERNMENT REGULATION AND REIMBURSEMENT
  INSURANCE
  COMPETITION
  ENVIRONMENTAL MATTERS
  EMPLOYEES
  INTERNET WEBSITE
  LEGAL PROCEEDINGS
  EXECUTIVE OFFICERS
  DIRECTORS
  COMPENSATION OF DIRECTORS
  COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
  EXECUTIVE COMPENSATION
  OUR STOCK OPTION AND STOCK INCENTIVE PLAN
  UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET At September 30, 2004 (amounts in thousands, except per share amounts)
  UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS For the nine months ended September 30, 2004 (amounts in thousands, except per share amounts)
  UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS For the year ended December 31, 2003 (amounts in thousands, except per share amounts)
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
  CONSOLIDATED BALANCE SHEET (dollars in thousands, except share amounts)
  CONSOLIDATED STATEMENT OF OPERATIONS (dollars in thousands, except per share amounts) (unaudited)
  CONSOLIDATED STATEMENT OF CASH FLOWS (dollars in thousands) (unaudited)
  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
  CONSOLIDATED BALANCE SHEET (dollars in thousands, except share data)
  CONSOLIDATED STATEMENT OF OPERATIONS (dollars in thousands, except per share data)
  CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (dollars in thousands, except share data)
CONSOLIDATED STATEMENT OF CASH FLOWS (dollars in thousands)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
  CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
  REPORT OF INDEPENDENT AUDITORS
  CONSOLIDATED BALANCE SHEETS
  CONSOLIDATED STATEMENTS OF OPERATIONS
  CONSOLIDATED STATEMENTS OF EQUITY (dollars in thousands)
  CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS